No. 82-3424

October 22, 2002

02055432

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Attention: Division of Corporation Finance
Office of International Corporate Finance

RECD S.E.C.
OCT 24 2002
1086

RE: Uni-President Enterprises Corp.
Information furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No.82-3424)

Dear Sirs,

Pursuant to the Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act"), enclosed please find the following information:

The following reports for Uni-President Enterprises Corp.'s, one (1) for each, to the ROC SEC for submission of the followings as publicly announced in newspapers or else:

- **Monthly (From July. 2002 to Sep. 2002) basic data and operation statements.**
- **Monthly (From July. 2002 to Sep. 2002) reports on changes in shareholding and creation and release of pledges of Common Shares.**
- **June. 30, 2002 Audited Financial Statements.**

If you have any questions with regard to this information, please feel free to contact the undersigned person (Tel: +886-6-2532121; Fax: +886-6-2541770).

Very truly yours,

PROCESSED
NOV 04 2002
THOMSON FINANCIAL P

10/29

Jeff Cheng
Manager
Financial Planning Division
Uni-President Enterprises Corp.

cc:Mr. Stephen Grant, Sullivan & Cromwell
(Enclosures)

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in July, 2002

Date: August 15, 2002

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	June. 2002 Ending	+/- in this month	July. 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,262,053	-220,000	30,042,053	
Director	Wu,Ying Jen	8,022,861	7,241,532	-270,000	6,971,532	
Director	San Hsin Spining	19,457,644	18,887,922	-207,000	18,680,922	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.

Public announcement of July 2002

Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
July	3,564,472	3,365,558	198,914	5.91
Jan. -July.	22,256,135	22,035,888	220,247	1.00
Operating Revenue:				
July	3,216,960	3,014,131	202,829	6.73
Jan. -July.	19,804,480	19,571,179	233,301	1.19

Loan to other party:	The Company	Subsidiaries
This month:	0	922,769
Last month:	0	921,610
Limit of loan to third-party:	3,000,000	14,868,696

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	236,476	25,244,629	41,327,603
Subsidiaries:	-72,046	1,326,283	21,581,386
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,344,189	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	-85,510	744,154	-

UNI-PRESIDENT ENTERPRISES CORP.

Itemized Report on the Amount of Operating Revenue of July, 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	1,010,312,000	
(2)	Instant Noodles	568,313,000	
(3)	Animal Feeds	561,395,000	
(4)	Beverages	554,066,000	
(5)	Edible Oil	235,868,000	
(6)	Bakery Products	197,354,000	
(7)	Pickles & Meats	171,298,000	
(8)	Flour	79,703,000	
(9)	Milk Powder	27,658,000	
(10)	Import Goods	15,074,000	
Others	Others	25,412,000	
minus:	Sales Discount & Return Allowance	229,493,000	
TOTAL	Total Operating Revenue	3,216,960,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of July, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: None
   Types of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of July, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 666 millions .
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -64 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of July, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,587 millions
   Types of financial derivatives trading: [2], [3], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -97 million

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of July, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD1,362 millions
   Types of financial derivatives trading: [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD 8 millions

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of July, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 2 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of July, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326				7,326	7,326	7,326			
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

Unit: USD 1,000

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD
Balance of Third-party Loan of July, 2002

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of July, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	3,015	3,015	3,015		None	None	3,015	2,925	2,925		None	None
TOTAL	3,015	3,015	3,015				3,015	2,925	2,925			

Notes : 1. Limit of third-party loan amounts : NTD 200 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of July, 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of July, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of July, 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
TOTAL	25,571	25,571	25,571				25,571	25,571	25,571			

Notes : 1. Limit of third-party loan amounts : NTD 200 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of July, 2002

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	0	0	0			None None None	45,650	45,650	45,650	5years		None None None
TOTAL	0	0	0				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2001. 12 is PESO 171,591 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in August, 2002

Date: Sep. 15, 2002

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	July. 2002 Ending	+/- in this month	Aug. 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,042,053	678,261	30,720,314	
Voice Chairman	Kao Chyuan Inv.Co.	44,338,905	48,467,339	1,454,020	49,921,359	
Managing Director	Cheng,Kao Huei	19,433,655	19,612,674	588,380	20,201,054	
Director&President	Lin,Chang Sheng	27,284,687	28,838,768	865,163	29,703,931	
Director	Hou,Po Ming	83,101,089	84,678,154	2,540,344	87,218,498	
Director	Liu,Hsiu Jen	58,697,115	50,558,941	1,516,768	52,075,709	
Director	Wu,Ying Jen	8,022,861	6,971,532	209,145	7,180,677	
Director	Joe. J.T.Teng	3,001,519	3,181,610	95,448	3,277,058	
Director	Hou Su,Ching Chien	38,041	40,323	1,209	41,532	
Director	San Hsin Spinning Co.	19,457,644	18,680,922	359,727	19,040,649	
Director	Wu,Ping Chih	29,127,823	30,075,492	902,264	30,977,756	
Supervisor	Chen,Kao Keng	26,542,935	27,635,511	829,065	28,464,576	
Supervisor	Chau Chih Inv.Co.	8,078,400	8,563,104	256,893	8,819,997	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.

Public announcement of August 2002

Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
August	3,776,608	3,796,018	-19,410	-0.51
Jan. -Aug.	26,032,743	25,831,906	200,837	0.78
Operating Revenue:				
August	3,454,915	3,451,589	3,326	0.10
Jan. -Aug.	23,259,395	23,022,768	236,627	1.03

Loan to other party:	The Company	Subsidiaries
This month:	0	931,810
Last month:	0	921,610
Limit of loan to third-party:	3,000,000	15,062,890

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	291,914	25,536,543	40,001,440
Subsidiaries:	-43,241	1,283,042	21,706,972
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,636,103	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	-56,706	687,448	-

UNI-PRESIDENT ENTERPRISES CORP.

Itemized Report on the Amount of Operating Revenue of August, 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	1,007,743,000	
(2)	Instant Noodles	654,844,000	
(3)	Beverages	600,403,000	
(4)	Animal Feeds	593,432,000	
(5)	Edible Oil	242,952,000	
(6)	Bakery Products	202,817,000	
(7)	Pickles & Meats	188,923,000	
(8)	Flour	82,808,000	
(9)	Milk Powder	30,133,000	
(10)	Import Goods	22,838,000	
Others	Others	27,146,000	
minus:	Sales Discount & Return Allowance	199,124,000	
TOTAL	Total Operating Revenue	3,454,915,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of August, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: None
   Types of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of August, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 676 millions
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -285 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of August, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,639 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -103 million

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of August, 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD1,382 millions
   Types of financial derivatives trading: [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -10 millions

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of August, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	7,326	7,326	7,326				7,326	7,326	7,326			
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD
Balance of Third-party Loan of August, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of August, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Nella Ltd.	3,015	2,925	2,925		None	None	2,925	2,880	2,880		None	None
TOTAL	3,015	2,925	2,925				2,925	2,880	2,880			

Notes : 1. Limit of third-party loan amounts : NTD 200 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of August, 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of August, 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD4million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of August, 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493			None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	0	0	0			None	312	0	312			None
TOTAL	25,571	25,571	25,571				25,883	25,571	25,883			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of August, 2002

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
RFM President Land Corp.	0	0	0			None	45,650	45,650	45,650	5years	7%	None
TOTAL	0	0	0				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2001. 12 is PESO 171,591 thousands

File No. 82-3424

Monthly Reports on Changes in
Shareholding and Creation and Release
of Pledges of Common Shares Held by Directors,
Supervisors, Managers and 10% Shareholders

Uni-President Enterprises Corp.'s letter to the ROC SEC reporting
acquisitions and disposals of Common Shares and changes in
creation and release of pledge of common shares in Sep., 2002

Date: Oct. 15, 2002

Changes in Creation and Release of Pledges: none

Acquisitions and disposals of Common Shares

		Number of Common Shares Held				
Title	Name	the date of Appointment	Aug. 2002 Ending	+/- in this month	Sep. 2002 Ending	Note
Chairman	Giant Attempt Ltd.	30,090,824	30,720,314	-50,000	30,670,314	
Director	San Hsin Spinning Co.	19,457,644	19,040,649	-45,000	18,995,649	

File No. 82-3424

UNI-PRESIDENT ENTERPRISES CORP.
Public announcement of Sep. 2002
Business volumes, endorsement amounts, and capital loan amounts

Unit: NT$1,000	2002	2001	Increased/ Decreased Amount	Rate of Increased/ Decrease %
Total Invoice Amount:				
Sep.	3,158,088	2,992,608	165,480	5.53
Jan. -Sep.	29,190,831	28,824,514	366,317	1.27
Operating Revenue:				
Sep.	2,881,920	2,618,670	263,250	10.05
Jan. -Sep.	26,141,315	25,641,438	499,877	1.95

Loan to other party:	The Company	Subsidiaries
This month:	0	944,798
Last month:	0	931,810
Limit of loan to third-party:	3,000,000	15,337,164

	Increased/ Decreased Amount	Year-to-Date	Limit of Endorsement Amount
Endorsement Amount			
The Company:	-112,140	25,424,403	40,001,440
Subsidiaries:	37,775	1,320,818	22,790,627
Endorsement Year-to-Date Balance			
The Company to Subsidiaries:	-	24,481,463	-
Subsidiaries to The Company:	-	4,000	-
Endorsement Year-to-Date Balance			
The Company to Corp. of PRC	0	0	-
Subsidiaries to Corp. of PRC	51,028	738,476	-

UNI-PRESIDENT ENTERPRISES CORP.
Itemized Report on the Amount of Operating Revenue of Sep., 2002

Unit: NT$ 1

Items	Products	Monthly Amount	Note
(1)	Dairy Products	889,884,000	
(2)	Animal Feeds	637,777,000	
(3)	Beverages	463,363,000	
(4)	Instant Noodles	328,021,000	
(5)	Bakery Products	217,475,000	
(6)	Edible Oil	190,710,000	
(7)	Pickles & Meats	176,895,000	
(8)	Flour	84,397,000	
(9)	Milk Powder	25,183,000	
(10)	Import Goods	13,590,000	
Others	Others	19,143,000	
minus:	Sales Discount & Return Allowance	164,518,000	
TOTAL	Total Operating Revenue	2,881,920,000	

Notes : Items are listed by descending order of monthly amount, except the others and "minus" item.

UNI-PRESIDENT ENTERPRISES CORP.
Public Announcement of Sep., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: None
   Types of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

KAI YU (BVI) INVESTMENT CO., LTD.
Public Announcement of Sep., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 689 millions
   Types of financial derivatives trading: [2] [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -291 million

CAYMAN PRESIDENT HOLDINGS LIMITED
Public Announcement of Sep., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 3,710 millions
   Types of financial derivatives trading: [2], [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -104 million

PRESIDENT INTERNATIONAL TRADE & INVESTMENT CORP.
Public Announcement of Sep., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD1,409 millions
   Types of financial derivatives trading: [4]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: NTD -38 millions

PRESIDENT PHARMACEAUTICAL CORP.
Public Announcement of Sep., 2002
for Financial Derivatives Trading Information

Conducted in compliance with PEC's regulation of financial derivatives trading together with by-law of Securities Trading and the purpose is not for transaction.

1. To avoid risk in holding assets and liabilities:
   Amount of hedged assets and liabilities in hands: None
   Type of financial derivatives trading: None
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

2. To avoid expected transaction risk:
   Expected Amount in hedging transactions: NTD 2 millions
   Types of financial derivatives trading: [3]
   (Number of Types refers to: [1] Futures; [2] Options; [3] Forward Contracts; [4] SWAP; [5] Others)
   Recognized Amount of clearly deferred hedging: None

CAYMAN PRESIDENT HOLDINGS LIMITED
Balance of Third-party Loan of Sep., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Prospect Top Developments Ltd.	7,326	7,326	7,326				7,326	7,326	7,326			
TOTAL	7,326	7,326	7,326				7,326	7,326	7,326			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001.12 is USD 14,301 thousands

PRESIDENT (B.V.I.) INTERNATIONAL INVESTMENT HOLDINGS LTD
Balance of Third-party Loan of Sep., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Xiang Lu Industries Limited (HK)	8,509	8,509	8,509	One Year	None	None	8,509	8,509	8,509	1 Year	None	None
TOTAL	8,509	8,509	8,509				8,509	8,509	8,509			

Notes : 1. Limit of third-party loan amounts : USD 100 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 80 million
3. Equity amounts: at the year ended 2001. 12 is USD 145,073 thousands

CAYMAN NANLIEN HOLDINGS LIMITED
Balance of Third-party Loan of Sep., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee	Highest	Lowest	End of this Month	Duration	Rate %	Guar-antee
Nella Ltd.	2,925	2,880	2,880		None	None	2,880	2,880	2,880		None	None
TOTAL	2,925	2,880	2,880				2,880	2,880	2,880			

Notes : 1. Limit of third-party loan amounts : NTD 300 million
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 million
3. Equity amounts: at the year ended 2001. 12 is USD 3,150 thousands

PRESIDENT ASIAN ENTERPRISES INC.
Balance of Third-party Loan of Sep., 2002

Unit: CAD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Tuo Gen Enterprises (Originally named "Tu Heh")	6,285	6,285	6,285	3 Years	0~7.06%	Yes	6,285	6,285	6,285	3 Years	0~7.06%	Yes
TOTAL	6,285	6,285	6,285				6,285	6,285	6,285			

Notes : 1. Limit of third-party loan amounts : CAD 20 million
2. Limit of third-party loan amounts offered solely to an enterprise: CAD 10 million
3. Equity amounts: at the year ended 2001.12 is CAD1,483 thousands

PRESIDENT GLOBAL CORP.
Balance of Third-party Loan of Sep., 2002

Unit: USD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
President East Co.	205	205	205	Demand Loan	6%		205	205	205	Demand Loan	6%	
Tungpec Inc.	40	40	40	Demand Loan	0%		40	40	40	Demand Loan	0%	
TOTAL	245	245	245				245	245	245			

Notes : 1. Limit of third-party loan amounts : USD 4 million
2. Limit of third-party loan amounts offered solely to an enterprise: USD 3 million
3. Equity amounts: at the year ended 2001.12 is USD 11,030 thousands

NELLA LIMITED
Balance of Third-party Loan of Sep., 2002

Unit: HKD 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
Prospect Top Developments Ltd.	25,493	25,493	25,493			None	25,493	25,493	25,493		7%	None
Tunnel Ltd.	78	78	78			None	78	78	78			None
Tunnel88	312	0	312			None	312	0	312			
TOTAL	25,883	25,571	25,883				25,883	25,571	25,883			

Notes : 1. Limit of third-party loan amounts : NTD 300 millions
2. Limit of third-party loan amounts offered solely to an enterprise: NTD 200 millions
3. Equity amounts: at the year ended 2001. 12 is HKD -3,352 thousands

RFM President Enterprises Corp.
Balance of Third-party Loan of Sep., 2002

Unit: PESO 1,000

	LAST MONTH						THIS MONTH					
	BALANCE						BALANCE					
Company Name	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee	Highest	Lowest	End of this Month	Duration	Rate %	Guarantee
RFM President Land Corp.	45,650	45,650	45,650	5years	7%	None	45,650	45,650	45,650	5years	7%	None
TOTAL	45,650	45,650	45,650				45,650	45,650	45,650			

Notes : 1. Limit of third-party loan amounts : 40% of the company's net worth
2. Limit of third-party loan amounts offered solely to an enterprise: PESO 80 millions
3. Equity amounts: at the year ended 2001. 12 is PESO 171,591 thousands

UNI-PRESIDENT ENTERPRISES CORP.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT ACCOUNTANTS

JUNE 30, 2002 AND 2001

PRICEWATERHOUSECOOPERS

資誠會計師事務所

高雄市新興區民族二路95號22樓
22/F 95 Mintzu 2 Rd., Kaohsiung
Taiwan, Republic of China
Tel :(07) 237-3116
Fax:(07) 236-5631

REPORT OF INDEPENDENT ACCOUNTANTS

August 20, 2002
(02)P12D.20737

To Uni-President Enterprises Corp.

We have audited the accompanying balance sheet of Uni-President Enterprises Corp. as of June 30, 2002 and 2001, and the related statements of income, of changes in stockholders' equity and of cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain long-term investments accounted for under the equity method, which statements reflected total balance of $7,787,783,000 and $8,416,007,000 as of June 30, 2002 and 2001, and net investment loss in the amount of $204,326,000 and $110,409,000 for the six-month periods then ended, respectively. These statements, including Ton-Yi industrial Corp. etc., were audited by other auditors whose reports thereon have been furnished to us, and our opinion herein, insofar as it relates to the amounts included for these long-term investments is based solely upon the reports of other auditors.

Except as discussed in the following paragraph, we conducted our audits in accordance with the "Rules Governing Examination of Financial Statements by Certified Public Accountants" and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

We were unable to obtain the audited financial statements supporting the Company's investments in subsidiaries accounted for under the equity method, which statements reflected total debit balance of $23,628,490,000 and $22,632,645,000 and total negative balance of $1,606,000 and $ – as of June 30, 2002 and 2001, respectively, or their equities in earnings of $149,654,000 and loss of $374,425,000, these subsidiaries which are included in net income for the six months then ended as described in Note 4(6) to the financial statements, nor were we able to satisfy ourselves as to the carrying value of the investments or the equities in their earnings by other auditing procedures.

In our opinion, base upon our audits and the reports of other auditors, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investments in the subsidiaries, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Uni-President Enterprises Corp. as of June 30, 2002 and 2001, and the results of its operations and its cash flow for the six-month periods then ended, in conformity with the "Rules Governing the Preparation of Financial Statements of Securities Issuers" and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective 2002, the Company changed its method of accounting of certain inventory costs from the FIFO to the weighted average method and the net cumulative effect of the change in accounting principle was to increase the net income by $7,810,000 for the six-month period ended June 30, 2002. Effective January 1, 2002, the Company adopted FAS No. 30 "Accounting for Treasury Stocks" under which the parent company's stocks held by its subsidiaries are accounted for as treasury stock. As a result of this change in the method of accounting of Treasury Stock, total assets and total stockholders' equity were decreased by $177,723,000 and $40,138,000, respectively, as of June 30, 2002, and net income was decreased by $137,585,000 for the six months then ended.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers

The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying financial statements and report of the independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEET

JUNE 30

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

ASSETS	2002	2001
Current Assets		
Cash and cash equivalent (Note 4(1))	$ 112, 824	$ 116, 442
Short-term investments (Note 4(2))	8, 000	–
Notes receivable (Notes 4(3) and 5)	738, 361	773, 589
Accounts receivable-third parties (Note 4(4))	1, 137, 403	1, 163, 437
Accounts receivable-related parties (Note 5)	3, 272, 338	2, 297, 632
Other receivables-third parties	187, 398	267, 954
Other receivables-related parties (Note 5)	126, 424	190, 922
Inventories (Notes 3 and 4(5))	2, 140, 215	2, 536, 237
Prepayments	285, 786	360, 413
Other current assets (Note 4(20))	242, 276	27, 204
	8, 251, 025	7, 733, 830
Long-term Investments (Notes 3, 4(6) and 5)	47, 531, 248	45, 690, 548
Property, Plant and Equipment (Notes 4(7), 5 and 6)		
Cost:		
Land	3, 402, 227	3, 422, 927
Buildings	3, 556, 395	3, 632, 732
Machinery and equipment	7, 590, 460	7, 523, 001
Storage facilities	165, 514	168, 173
Electrical installations	399, 237	396, 583
Transportation equipment	132, 788	147, 844
Furniture and fixtures	2, 166, 366	916, 006
Leased property	254, 440	254, 440
Leasehold improvement	133, 741	126, 411
Other equipment	2, 970, 954	2, 764, 739
Revaluation increment	2, 445, 154	2, 462, 426
Cost and revaluation	23, 217, 276	21, 815, 282
Less: Accumulated depreciation	(9, 876, 368)	(8, 200, 083)
Construction in progress and advance to suppliers	736, 512	630, 340
	14, 077, 420	14, 245, 539
Intangible Assets		
Deferred pension cost (Note 4(15))	349, 260	–
Other Assets		
Assets held for lease (Notes 4(8) and 6)	718, 987	1, 489, 392
Idle assets (Notes 4(9) and 6)	306, 203	221, 586
Guaranteed deposits	85, 457	84, 741
Deferred expenses (Note 4(10))	255, 250	312, 195
Long-term receivables (Note 4(11))	32, 857	45, 103
Deferred income taxes (Note 4(20))	257, 335	333, 425
Other (Note 4(7))	62, 603	60, 050
	1, 718, 692	2, 546, 492
TOTAL ASSETS	$ 71, 927, 645	$ 70, 216, 409

UNI-PRESIDENT ENTERPRISES CORP.

BALANCE SHEET

JUNE 30

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current Liabilities		
Short-term loans (Note 4(12))	$ 1,051,505	$ 500,327
Commercial papers payable (Note 4(13))	1,419,268	486,285
Notes payable-third parties	6,857	10,411
Note payable-related parties (Note 5)	–	6,419
Accounts payable- third parties	1,333,841	1,310,767
Accounts payable-related parties (Note 5)	232,805	257,973
Income tax payable (Note 4(20))	26,167	10,071
Accrued expenses (Note 5)	1,410,007	1,765,096
Other payables	2,260,435	2,407,588
Current portion of long-term liabilities (Notes 4(7) and 4(14))	207,287	519,701
	7,948,172	7,274,638
Long-term Liabilities		
Long-term loans (Note 4(14))	21,925,791	20,888,572
Long-term payables (Note 4(7))	171,707	184,311
	22,097,498	21,072,883
Other Reserves		
Provision for land-value incremental tax (Note 4(7))	1,291,803	1,291,857
Other Liabilities		
Provision for retirement plan (Note 4(15))	523,190	67,823
Customers' deposits (Note 5)	63,936	76,380
Other (Note 4(6))	1,606	–
	588,732	144,203
TOTAL LIABILITIES	31,926,205	29,783,581
Stockholders' Equity		
Common stock (Notes 1 and 4(16))	33,419,862	31,581,671
Stock dividends declared (Note 4(16))	1,002,596	1,894,901
Capital reserve (Notes 3, 4(7), 4(16) and 4(17))		
Treasury stock	123,453	–
Assets revaluation	452,131	452,131
Gain on disposal of property, plant and equipment transferred to capital reserve	–	13,780
Donated capital	228	228
Long-term investments	273,355	319,542
Retained earnings (Notes 4(16), 4(17) and 4(18))		
Legal reserve	4,518,723	4,216,966
Special earnings reserve	168,156	354,622
Unappropriated	645,418	1,901,690
Unrealizied loss on market value decline of long-term investments	(107,959)	(92,663)
Cumulative translation adjustment	(270,339)	(120,159)
Unrecognized pension cost	(8,616)	–
Treasury stock (Notes 3, 4(6) and 4(19))	(215,568)	(89,881)
TOTAL STOCKHOLDERS' EQUITY	40,001,440	40,432,828
Contingent Liabilities and Commitments (Notes 5 and 7)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 71,927,645	$ 70,216,409

The accompanying notes are an integral part of the financial statements.
Please refer to the audit report of PricewaterhouseCoopers dated August 20, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT PER SHARE AMOUNTS)

	2002	2001
Operating Revenues (Note 5)		
Gross sales	$ 16,219,909	$ 16,699,491
Less: Sales returns	(71,801)	(97,754)
Sales allowance	(898,985)	(985,021)
	15,249,123	15,616,716
Other	1,332,900	935,221
	16,582,023	16,551,937
Operating Costs (Note 5)		
Cost of goods sold	(11,397,300)	(11,200,268)
Other	(1,200,077)	(799,840)
	(12,597,377)	(12,000,108)
Gross Profit	3,984,646	4,551,829
Operating Expenses (Note 5)		
Selling expenses	(2,606,586)	(2,780,067)
Administrative and general expenses	(846,467)	(1,302,011)
Research and development expenses	(139,912)	(133,653)
	(3,592,965)	(4,215,731)
Operating Income	391,681	336,098
Other Income		
Interest income	630	8,152
Income from investments (Note 4(6))	210,756	98,922
Gain on disposal of property, plant and equipment (Note 5)	7,284	3,525
Gain on sale of investments	–	1,725,817
Gain on foreign currency transactions	2,448	–
Rental income (Notes 4(8) and 5)	174,455	214,232
Gain on recovery of short-term investment revaluation	5,109	–
Other (Note 5)	463,795	499,770
	864,477	2,550,418
Other Expenses		
Interest expense (Note 4(7))	(512,356)	(664,566)
Loss from investments (Note 4(6))	–	(162,614)
Loss on disposal of property, plant and equipment (Note 5)	(32,873)	(7,452)
Loss on sale of investments	(24,770)	–
Loss on foreign currency transactions	–	(12,562)
Expenditure for issuance of commercial papers	(3,430)	(8,259)
Shutdown loss	(39,825)	(22,742)
Other	(278,678)	(426,465)
	(891,932)	(1,304,660)
Income Before Income Tax	364,226	1,581,856
Income Tax Expenses (Note 4(20))	(27,981)	(161,105)
Income before extraordinary items and cumualtive effect of changes in accounting principle	336,245	1,420,751
Cumulative effect of changes in accounting principle, less applicable income tax of $2,603 (Notes 3 and 4 (20))	(7,810)	–
Net Income	$ 328,435	$ 1,420,751

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS EXCEPT PER SHARE AMOUNTS)

	2002		2001	
	Before Tax	Net	Before Tax	Net
Simple Earnings Per Common Share (Note 4 (21))				
Net income from continuing operations	$ 0.11	$ 0.10	$ 0.46	$ 0.41
Cumulative effect of changes in accounting principle	–	–	–	–
Net Income	$ 0.11	$ 0.10	$ 0.46	$ 0.41
Pro forma amounts giving that investments from subsidiaries, Kai Yu Investment Co.,Ltd. and President International Development Corp., are not treated as treasury stock：				
Net Income	$ 491,398	$ 466,020	$ 1,581,856	$1,420,751
Simple Earnings Per Common Share				
Net Income	$ 0.14	$ 0.14	$ 0.46	$ 0.41
Pro forma amounts giving effect to retroactive application of change in method of accounting of inventory cost：				
Net Income	$ 364,226	$ 336,245	$ 1,572,005	$1,413,363
Simple Earnings Per Common Share				
Net Income	$ 0.11	$ 0.10	$ 0.46	$ 0.41

The accompanying notes are an integral part of the financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated August 20, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	Paid-in Capital			Retained Earnings						
2001	Common Stock	Stock Dividends Declared	Capital Reserve	Legal Reserve	Special Earnings Reserve	Unappropriated	Unrealized Loss on Market Valve Decline of Long-Term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
Balance at January 1, 2001	$ 31,581,671	$ —	$ 869,341	$ 3,878,424	$ 494,561	$ 4,583,595	($ 92,663)	($ 252,294)	($ 9,665)	$ 41,052,970
Reversal of special earnings reserve	—	—	—	—	(242,267)	242,267	—	—	—	—
Distributions of net income of 2000 :										
Appropriation of legal reserve	—	—	—	338,542	—	(338,542)	—	—	—	—
Appropriation of special earnings reserve	—	—	—	—	102,328	(102,328)	—	—	—	—
Directors' and supervisors' remuneration	—	—	—	—	—	(58,891)	—	—	—	(58,891)
Employees' bonuses	—	—	—	—	—	(117,782)	—	—	—	(117,782)
Payment of cash dividends	—	—	—	—	—	(1,894,900)	—	—	—	(1,894,900)
Issuance of stock dividends	—	1,831,738	—	—	—	(1,831,738)	—	—	—	—
Capital reserve transferred to common stock	—	63,163	(63,163)	—	—	—	—	—	—	—
Net income for 2001	—	—	—	—	—	1,420,751	—	—	—	1,420,751
Gain on disposal of property, plant and equipment transferred to capital reserve	—	—	2,891	—	—	(2,891)	—	—	—	—
Gain on disposal of property, plant and equipment by subsidiaries transferred to capital reserve	—	—	1,287	—	—	(1,287)	—	—	—	—
Adjustment of capital reserve due to the disposal of subsidiaries' stock	—	—	(3,436)	—	—	3,436	—	—	—	—
Adjustment of capital reserve due to change subsidiaries' issuance of new shares	—	—	(21,239)	—	—	—	—	—	—	(21,239)
Cumulative translation adjustment	—	—	—	—	—	—	—	132,135	—	132,135
Adjustment due to subsidiaries' purchase of treasury stock	—	—	—	—	—	—	—	—	(80,216)	(80,216)
Balance at June 30, 2001	$ 31,581,671	$ 1,894,901	$ 785,681	$ 4,216,966	$ 354,622	$ 1,901,690	($ 92,663)	($ 120,159)	($ 89,881)	$ 40,432,828

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

2002	Paid-in Capital: Common Stock	Paid-in Capital: Stock Dividends Declared	Capital Reserve	Retained Earnings: Legal Reserve	Retained Earnings: Special Earnings Reserve	Retained Earnings: Unappropriated	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Unrecognized Pension Cost	Treasury Stock	Total
Balance at January 1, 2002	$ 33,476,572	$ —	$ 903,054	$ 4,216,966	$354,622	$ 3,499,252	($ 122,359)	$ 59,364	($ 8,616)	($ 95,724)	$ 42,283,131
Reversal of special earnings reserve	—	—	—	—	(252,293)	252,293	—	—	—	—	—
Distribution of net income of 2001 :											
Appropriation of legal reserve	—	—	—	301,757	—	(301,757)	—	—	—	—	—
Appropriation of special earnings reserve	—	—	—	—	65,827	(65,827)	—	—	—	—	—
Directors' and supervisors' remuneration	—	—	—	—	—	(54,779)	—	—	—	—	(54,779)
Employees' bonuses	—	—	—	—	—	(164,337)	—	—	—	—	(164,337)
Payment of cash dividends	—	—	—	—	—	(2,005,192)	—	—	—	—	(2,005,192)
Issuance of stock dividends	—	1,002,596	—	—	—	(1,002,596)	—	—	—	—	—
Capital reserve gained on disposal of property, plant and equipment transferred to unappropriated earnings	—	—	(10,889)	—	—	10,889	—	—	—	—	—
Adjustment of capital reserve due to the Company's disproportionate subscription to capital reserve gained on disposal of property, plant and equipment by subsidiaries transferred to unappropriated earnings	—	—	(149,037)	—	—	149,037	—	—	—	—	—
Net income for 2002	—	—	—	—	—	328,435	—	—	—	—	328,435
Adjustment of capital reserve due to the Company's disproportionate subscription to the subsidiaries' issuance of new shares	—	—	(17,414)	—	—	—	—	—	—	—	(17,414)
Cumulative translation adjustment	—	—	—	—	—	—	—	(329,703)	—	—	(329,703)
Adjustment of unrealized loss on market value decline of long-term equity investments due to the Company's proportionate subscription to the subsidiaries	—	—	—	—	—	—	14,400	—	—	—	14,400
Retirement of treasury stock	(56,710)	—	(1,833)	—	—	—	—	—	—	58,543	—
Adjustment due to the Company's treatment of stock held by subsidiaries as treasury stock	—	—	—	—	—	—	—	—	—	(1,260,735)	(1,260,735)
Adjustment due to Company's proportionate subscription to the subsidiaries purchase of treasury stock	—	—	—	—	—	—	—	—	—	(12,963)	(12,963)
Adjustment due to the Company's treatment of stock sold by the subsidiaries as sale of treasury stock	—	—	125,286	—	—	—	—	—	—	1,095,311	1,220,597
Balance at June 30, 2002	$ 33,419,862	$ 1,002,596	$ 849,167	$ 4,518,723	$ 168,156	$ 645,418	($ 107,959)	($ 270,339)	($ 8,616)	($ 215,568)	$ 40,001,440

The accompanying notes are an integral part of the financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated August 20, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 328,435	$ 1,420,751
Adjustments to reconcile net income to net cash used in operating activities:		
Reversal of short-term decline market value	(5,109)	–
Provision for doubtful accounts	21,772	37,305
Reversal of allowance for doubtful accounts	(23,885)	–
Loss on allowance for inventory obsolescence	1,261	1,369
Equity in (earnings) loss of subsidiaries	(98,424)	162,614
Cash dividends from equity subsidiaries	14,000	244,285
Gain on sale of investments	(19,196)	(1,725,817)
Depreciation	688,349	685,982
Gain on disposal of property, plant and equipment, assets held for lease, idle assets and other assets	(7,284)	(3,525)
Loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets	32,873	7,452
Loss due to theft of property, plant and equipment	–	99
Amortization	44,966	36,101
Loss on foreign currency transactions	8,719	4,054
Changes in operating assets and liabilities:		
Notes receivable	(13,639)	(43,943)
Accounts receivable-third parties	(333,504)	(290,548)
Accounts receivable-related parties	(1,460,210)	(606,362)
Other receivables-third parties	9,859	338,354
Other receivables-related parties	36,670	(90,061)
Inventories	315,581	(195,883)
Prepayments	41,177	37,585
Deferred income tax assets-current	(6,931)	25,927
Deferred pension cost	64,584	–
Long-term receivables	12,598	(13,791)
Deferred income tax assets-non-current	4,337	144,098
Notes payable-third parties	(4,742)	(8,579)
Note payable-related parties	–	6,419
Accounts payable-third parties	278,936	166,229
Accounts payable- related parties	41,364	(13,191)
Income tax payable	16,727	(25,339)
Accrued expenses	(204,886)	50,174
Other payables	(66,039)	55,135
Cash in advance	–	(85,714)
Provision for retirement plan	544	12,761
Net cash (used in) provided by operating activities	(281,097)	333,941

(Continued to next page)

UNI-PRESIDENT ENTERPRISES CORP.
STATEMENT OF CASH FLOWS
FOR SIX MONTHS ENDED JUNE 30
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in short – term investments	$ 1,615,821	$ –
Increase in long-term investments-subsidiaries	(1,716,800)	(5,200)
Increase in long-term investment-non-subsidiaries	(1,888,586)	(49,000)
Proceeds from sale of long-term investments-non-subsidiaries	1,097,039	2,346,222
Purchase of property, plant and equipment, assets held for lease, idle assets and other assets	(486,451)	(951,145)
Proceeds from disposal of property, plant and equipment, assets held for lease, idle assets and other assets	325,116	311,712
Decrease in guaranteed deposits	800	13,505
Increase in deferred expenses	(10,852)	(32,682)
Decrease in employees' car loans	4,443	5,379
Net cash (used in) provided by investing activities	(1,059,470)	1,638,791
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (Decrease) in short-term loans	98,241	(1,278,937)
Increase (Decrease) in commercial papers payable	1,419,268	(85)
Increase (Decrease) from long-term liabilities	63,726	(487,873)
Decrease in customers' deposits	(9,729)	(22,588)
Payment of directors' and supervisors' remuneration	(54,779)	(58,891)
Payment of employees' bonuses	(164,337)	(117,782)
Net cash provided by (used in) financing activities	1,352,390	(1,966,156)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	(8,719)	(4,054)
NET INCREASE IN CASH AND CASH EQUIVALENT	3,104	2,522
CASH AND CASH EQUIVALENT, BEGINNING OF PERIOD	109,720	113,920
CASH AND CASH EQUIVALENT, END OF PERIOD	$ 112,824	$ 116,442
Supplemental disclosures of cash flow information		
1.Interest paid (not including capitalized interest)	$ 515,276	$ 613,728
2.Income taxes paid	$ 11,245	$ 16,419
Investing and financing activities of partial payment on cash		
1.Increase in long-term investment – non – subsidiaries	$ 391,177	$ 49,000
Plus:Other payables,beginning of period	1,497,409	–
Cash increase in long-term investment – non–subsidiaries	$ 1,888,586	$ 49,000
2.Proceeds from sale of long-term investment – non–subsidiaries	$ 36,622	$ 2,346,222
Plus:Other receivables,beginning of period	1,060,417	–
Cash proceeds from sale of long-term investment – non–subsidiaries	$ 1,097,039	$ 2,346,222
3.Purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 389,960	$ 722,728
Plus:Other payables, beginning of period	223,536	516,483
Long-term payables, beginning of period	210,444	222,242
Less:Other payables, ending of period	(133,495)	(293,796)
Long-term payables, ending of period	(203,994)	(216,512)
Cash purchase of property, plant and equipment, assets held for lease, idle assets and other assets	$ 486,451	$ 951,145
Not related to either cash flows from investing or financing activities		
1.Cash dividends declared	$ 2,005,192	$ 1,894,900
Less:Cash dividends payable, ending of period (listed on book as other payables)	(2,005,192)	(1,894,900)
Payment of cash dividends	$ –	$ –
2.Long-term investments reclassified to treasury stock	$ 1,260,735	$ –

The accompanying notes are an integral part of the financial statements.

Please refer to the audit report of PricewaterhouseCoopers dated August 20, 2002.

UNI-PRESIDENT ENTERPRISES CORP.
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT AS OTHERWISE INDICATED)

Note 1 HISTORY AND ORGANIZATION

Uni-President Enterprises Corp. (the Company) was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China in August 1967 with an initial capital of $32,000. As of June 30, 2002, the paid-in capital was $33,419,862, divided into 3,341,986,000 of common stock with $10 (NT dollars) par value per share. The Company is engaged in the manufacturing, processing and sales of various soft drinks, foods, flour and animal feeds.
The common shares of the Company have been listed on the Taiwan Stock Exchange since December, 1987.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Foreign currency transactions and translation

The Company maintains its accounts in New Taiwan dollars. Foreign currency transactions are measured and recorded in New Taiwan dollars using the exchange rate in effect on that date. Any change in the exchange rate between the date of transaction and the settlement date which results in an exchange gain or loss is charged to income for the period. The unrealized exchange gain or loss on monetary assets and liabilities denominated in foreign currencies at balance sheet date is included in income for the period.

2.Foreign exchange contracts

Gain and loss on forward exchange contracts that hedge foreign currency commitments are recognized based on the spot rate at the balance sheet date and the settlement rate . For those designated as economic hedges of net investments in foreign entities, gains or losses on which are reported as "Cumulative translation adjustments", separately and accumulated in a separate component of equity. Any gain or loss on a forward contract intended to hedge an identifiable foreign currency commitment is deferred and included in the measurement of the related foreign currency transaction. However, losses are not deferred if it is estimated that deferral would lead to recognizing losses in later accounting periods. If a forward exchange contract exceeds the amount of the related commitment, the gain or loss (net of tax) pertaining to the excess portion is included in determining net income.

3.Short-term investments

Short-term investments are stated at the lower of cost or market value. Cost is determined by the weighted average method. Any excess of aggregate cost over the market value is recognized in the current period.

4.Allowance for doubtful accounts

Allowance for bad debts is determined based on past experience of occurrence of bad debt and evaluation of the collection of receivables according to the aging of accounts receivable.

5.Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on weighted average method (the Company adopted the first-in, first-out "FIFO" method before 2001) except for livestock which is based on average method less allowance for decline in value.

The allowance for decline in value of livestock is amortized over the actual breeding and production periods. Market value for raw materials and supplies is the replacement cost, and for work in process, livestock in process, finished goods, merchandise and by products, market value is determined on the basis of lower of replacement cost or net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating allowance for inventory obsolescence.

6.Long-term investments

Long-term investments in which the Company owns less than 20% of the subsidiaries' paid-in voting share capital, and in which the Company has no ability to exercise significant influence are stated at the lower of cost or market value for listed companies and at the cost method for unlisted companies. The market value of listed companies is determined by the average closing price of the last month during the accounting period and the unrealized loss on decline in market value is recorded under the stockholders' equity. If the market value of the subsidiaries continue to decline and chance of recovery is uncertain, then loss on decline in market value is recognized in the current period.

Investments in which ownership interests exceed 20% or in which the Company has the ability to exercise significant influence are accounted for using the equity method. The difference between the acquisition cost and the Company's share of the subsidiary net book value on the date of acquisition is capitalized and amortized over a period of five years.

Consolidated financial statements are prepared to include majority owned subsidiaries. However, if the majority owned subsidiaries' total assets and total operating revenues constitute less than 10% of the respective accounts of the Company, only the equity method is used to account for these majority owned subsidiaries. When the total assets and total operating revenues of all non-consolidated majority owned subsidiaries have exceeded 30% of those of the Company, any of these subsidiaries with total assets and total operating revenues in excess of 3% of the respective accounts of the Company are consolidated.

"Cumulative Translation Adjustments" resulting from translation of all assets and liabilities of the invested foreign companies, which accounted for using the equity method, is recognized proportionally based on the percentage of ownership of the foreign company and are reflected in the stockholders' equity section.

7.Property, plant and equipment, assets held for lease, idle assets and other assets

Property, plant and equipment, assets held for lease, idle assets and other assets are stated at either cost or appraised value. Interest incurred in connection with the purchase or construction required to bring the assets to the condition and location for its intended use is capitalized. Major renewals, betterments and additions are capitalized. Maintenance and repairs are expended as incurred.

Depreciation is computed over the estimated economic useful lives of depreciable assets using the straight-line method. Fully depreciated assets still in use are depreciated based on the residual value over the estimated remaining useful lives. The useful lives of major depreciated assets are : buildings 2-55 years, others 2-30 years. Containers are expensed when damaged.

When an asset is sold or retired, the cost and accumulated depreciation are removed from respective accounts and any gain or loss on disposal of property, plant and equipment, assets held for lease, idle assets and other assets are recorded as other income or loss. The gain after income tax before 2001 is transferred to capital reserve in the current year, thereafter in not transferred to capital reserve.

Idle fixed assets are stated at the lower of book value or net realizable value as other assets. The difference between book value and net realizable value is recorded as loss in the current period. The depreciation expense for the period is recorded as other expenses.

8.Deferred expenses

The Company leases its dairy and juice packing machines. The minimum advance rental payments are depreciated over twelve years, the estimated economic lives of the packing machines. The contingent rental paid quarterly or based on units-of-production is recorded as current expenses.

Other deferred expenses are amortized over a period of 3-10 years.

9.Retirement plan and cost

The Company has a non-contributory and funded defined benefit retirement plans covering all regular employees. Monthly contributions are deposited into an independent retirement trust fund.

The Company adopted R.O.C. FAS No. 18, "Accounting for Pension Cost" to account for pension cost. Net periodic pension cost includes service cost, interest cost, expected return on plan assets, amortization of unamortized net transition asset (obligation), unrecognized gain (loss) and unrecognized prior service cost.

10.Treasury stock

The cost of treasury stock (common and preferred) acquired by the parent company and its subsidiaries are accounted for under the weighted-average method. The treatments are as follows :

(1) Acquisition: shares purchased are based on cost ; shares donated are ased on fair value.
(2) Disposal: if the disposal value is higher than cost, any excess is recorded as additional Capital Reserve - Treasury Stock account; if the disposal value is lower than the cost, the difference is first charged against the Capital Reserve - Treasury Stock account; any deficiency is charged against the Retained Earnings account.
(3) Retirement: The cost is charged against the Treasury Stock account, and the related additional Paid-in Capital and the Common Stock accounts. If the cost of the treasury stock is higher than the sum of the par value and the additional Paid-in Capital, the difference is charged against the Capital Reserve-Treasury Stock account; any deficiency is charged against the Retained Earnings account ; if the cost of the treasury stock is lower than the sum of par value and the additional Paid – in Capital, the difference is added to the Capital Reserve - Treasury Stock account.

Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 “Accounting for Treasury Stocks” and accordingly began to treat the parent company’s stocks held by the subsidiaries as treasury stock when recognizing the investment income (loss) and when preparing the financial statements.

11.Income tax

The Company adopted R.O.C. FAS No. 22 "Accounting for Income Tax", whereby income tax is provided based on accounting income after adjusting for permanent differences, and inter-period and intra-period allocation of income tax was adopted. The tax effect of taxable temporary differences was recorded as a deferred tax liability; while the tax effect of deductible temporary differences, net operating loss carry forwards and income tax credits were recorded as deferred tax assets. A

valuation allowance is provided for deferred tax assets. Deferred tax asset or liability are classified into current or non-current items in accordance with the nature of balance sheet account or the period expected realization. Adjustments of prior years' income tax liabilities are included in the current year's income tax expense.

The Company adopted R.O.C FAS No.12 "Accounting for the Investment Tax Credit", whereby investment tax credit from purchase of machinery and equipment, research expenditure, personnsel training expenditure and investment in stock were adopted by flow through method.

The 10% additional income tax expenses on unappropriated earnings are recognized in accordance with the resolution adopted at the annual stockholders' meeting.

12.Use of estimates

The preparation of financial statements in confirmity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

13.Revenues, costs and expenses

Sales revenues are recognized when earning process is finished and earning is realized or realizable; the costs and expenses associated with the revenue are recorded as incurred.

Note 3 CHANGE IN ACCOUNTING PRINCIPLE

1.Effective 2002, the Company changed the method of computing the inventory costs from FIFO to weighted average, which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (6) No. 176690. And the cumulative effect of changes in accounting principles which amounted to $7,810 were included in the net income for the six-months period then ended June 30, 2002.

2.Effective January 1, 2002, the Company adopted R.O.C FAS No. 30 "Accounting for Treasury Stocks" and accordingly began to treat the parent company's stocks held by the subsidiaries as treasury stock when recognizing the investment income (loss) and when preparing the financial statements. As a result of this change in accounting principle, total assets and total stockholders' equity decreased by $177,723 and $40,138, respectively, as of June 30, 2002, and the net income decreased by $137,585 for the six months ended June 30, 2002.

Note 4 DETAILS OF SIGNIFICATNT ACCOUNTS

1.Cash and cash equivalent

	June 30, 2002	June 30, 2001
Cash on hand	$ 2,848	$ 3,812
Checking deposits	34,029	18,584
Demand deposits	75,947	94,046
	$ 112,824	$ 116,442

2.Short-term investments

	June 30, 2002	June 30, 2001
Mutual funds	$ 8,000	$ —

3.Notes receivable

	June 30, 2002	June 30, 2001
Notes receivable	$ 806,245	$ 839,436
Less：Allowance for doubtful notes receivable	(67,884)	(65,847)
	$ 738,361	$ 773,589

4.Accounts receivable-third parties

	June 30, 2002	June 30, 2001
Accounts receivable	$ 1,235,074	$ 1,231,448
Less：Allowance for doubtful accounts receivable	(97,671)	(68,011)
	$ 1,137,403	$ 1,163,437

5.Inventories

	June 30, 2002	June 30, 2001
Merchandises	$ 125,463	$ 125,324
Raw materials	792,078	772,941
Raw materials in transit	394,469	437,445
Supplies	138,846	220,309
Work in process	104,513	105,981
Livestock in process	11,916	109,038
Finished goods	567,084	689,386
Livestock	23,515	136,027
Less：Allowance for livestock	(10,848)	(55,467)
By-products	304	403
	2,147,340	2,541,387
Less：Allowance for price decline and obsolescence in inventories	(7,125)	(5,150)
	$ 2,140,215	$ 2,536,237

6. Long-term investments

(1) Debit balance of long-term investments

Name of subsidiaries	June 30, 2002 Amount	June 30, 2002 Percentage owned	June 30, 2001 Amount	June 30, 2001 Percentage owned
Equity method:				
President International Trade and Investment Corp.	$ 2,988,287	100.00%	$ 1,760,965	100.00%
Kai Yu Investment Co., Ltd	707,491	100.00%	1,799,584	100.00%
Nanlien International Corp.	1,067,467	99.99%	950,926	99.99%
President International Development Corp.	7,885,246	58.50%	7,985,585	58.50%
Tong-Jeng Development Corp.	1,401,983	50.00%	1,380,271	50.00%
President Chain Store Corp.	6,757,010	44.59%	4,808,080	40.14%
Ton Yi Industrial Corp.	7,047,211	43.34%	7,717,452	43.34%
Presicarre Corp.	2,472,976	30.50%	2,583,134	40.00%
President Securities Corp.	4,092,699	25.50%	3,766,971	23.47%
Tonpal Optoelectronics Inc. (Note2)	2,384,984	9.71%	2,344,931	10.36%
Other (less than 2%) (Note1)(Note2)	6,106,986	10.00%~100%	5,400,409	7.14%~100%
	42,912,340		40,498,308	
Cost Method:				
New Century Info-Comm. Co., Ltd.	1,268,000	2.67%	1,268,000	2.67%
Other (less than 2%)	3,350,908	0.01%~14.46%	3,924,240	0.53%~14.46%
	4,618,908		5,192,240	
	$ 47,531,248		$ 45,690,548	

(2) Credit balance of long-term investments

Name of subsidiaries	June 30, 2002 Amount	June 30, 2002 Percentage owned(%)	June 30, 2001 Amount	June 30, 2001 Percentage owned(%)
Equity method:				
Latin America Development Co., Ltd. (Note2)	$ 1,606	7.14%	$ –	–

(Not1) Including prepaid stock subscription of $45,000 in President Musashino Corp. as of June 30, 2001.

(Note2)Investments in Copers Corp., Scino Pharm Taiwan Ltd., Allianz President General Insurance Co., Ltd., President Information Corp., Tonpal Optoelectronics Inc., and Latin America Development Co., Ltd. are accounted for under the equity method due to the Company's ability to exercise to Company recognized significant influence over the investees.

(3)The Company recognized long-term investments income of $98,424 and loss of $162,614 under the equity method of certain subsidiaries for the six months ended June 30, 2002 and 2001, respectively.

(4)We were unable to obtain the audited financial statements supporting the Company's investments in certain subsidiaries accounted for under the equity method, which statements reflected total debit balance of $23,628,490 and $22,632,645 and total negative balance of $1,606 and $— as of June 30, 2002 and 2001, respectively, or their equities in earnings of $149,654 and loss of $374,425 these subsidiaries, which are included in net income for the six months then ended to the financial statements.

(5) As of June 30, 2002 and 2001, President Securities Corp. purchased treasury stock as follows:

A. As of June 30, 2002 and 2001, the balance of treasury stock is as follow:

	2002			
Reason for acquisition	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	14, 472	—	—	14, 472

	2001			
Reason for acquisition	Beginning balance	Increase	Decrease	Ending balance
Employees ownership	5, 613	8, 859	—	14, 472
Maintaining shareholders' equity	—	29, 241	—	29, 241
	5, 613	38, 100	—	43, 713

B. According to the Stock Exchange Law, the percentage of treasury stock should not exceed 10% of the total shares of common stocks issued by the Company and the amount of treasury stocks should not exceed the total amount of additional the paid-in capital, retained earnings and realized capital reserve. As of June 30, 2002, and 2001, the cost of treasury stocks purchased and retired by President Securities Corp. amounted to $1,025,979

and \$893,567, and \$379,170 and \$ –, respectively. The Company recognized the treasury stocks cost \$37,181 and \$89,881 as of June 30, 2002 and 2001, respectively, based on its equity ownership in President Securities Corp.

C. In accordance with the Stock Exchange Law, the treasury stocks should not be pledged and bear no stockholders rights before the stocks were transferred to employees.

D. Under the Stock Exchange Law, treasury stocks acquire for maintaining credit rating of the Company and shareholders' equity should be retired within six months of acquisition.

(6) As of June 30, 2002, E-Pong Cold-Chain Corp., the subsidiary of Eagle Cold Storage Enterprise Co., hold the stocks of Eagle Cold Storage Enterprise Co. totaling \$34,698 (4,123,000 shares). In accordance with Stock Exchange Law, Eagle Cold Storage Enterprise Co. treated the stocks which held by E-Pong Cold-Chain Corp. as treasury stock. The Company recognized the treasury stock cost of \$12,963 based on its equity ownership in Eagle Cold Storage Enterprise Co..

(7) As of December 31, 2001, Kai Yu Investment Co., Ltd. and President International Development Corp., subsidiaries owned 60,665,000 and 72,370,000 shares, respectively, of the Company's common stock and with book value of \$23.84 and \$23.77, per share, respectively. In the period of the six months ended June 30, 2002, Kai Yu investment Co., Ltd. and President International Development Corp. sold 51,145,000 and 65,540,000 shares of the Company's common stock, respectively, at the average price of \$13.63 and \$13.66 per share, respectively. As of June 30, 2002, Kai Yu Investment Co., Ltd. and President International Development Corp., had treasury stock with amount of \$116,519 (9,520,000 shares) and \$48,905 (6,830,000 shares), respectively. The market price of the Company's stock was \$13.15 per share as of June 30, 2002.

7. Property, plant and equipment

As of June 30, 2002 and 2001, revaluation and accumulated depreciation of each fixed assets are listed as follows:

	Revaluation		Accumulated depreciation	
Assets	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Land	\$ 2, 215, 507	\$ 2, 215, 507	\$ –	\$ –
Buildings	127, 798	136, 961	1, 204, 358	1, 172, 944
Machinery and equipment	64, 511	65, 158	4, 690, 016	4, 235, 088
Electrical installations	8, 373	10, 511	257, 352	248, 737
Transportation equipment	1, 178	1, 178	106, 569	112, 063
Furniture and fixtures	296	330	1, 579, 560	587, 949
Leased property	–	–	87, 956	70, 442
Leasehold improvements	–	–	85, 040	72, 018
Other equipment	27, 491	32, 781	1, 865, 517	1, 700, 842
	\$ 2, 445, 154	\$ 2, 462, 426	\$ 9, 876, 368	\$ 8, 200, 083

(1) In the years 1975, 1979, 1981, 1983, 1990 and 1995, the Company revalued certain property, plant and equipment (including assets held for lease, idle assets) in accordance with the regulations for the Revaluation of Assets in the Republic of China. The amount of revalued appreciation credited to capital reserve was $1,984,813. The balance of capital reserve-assets revaluation was $452,131 as of June 30, 2002 and 2001, respectively.

(2) The balances of the provision for land-value incremental tax on June 30, 2002 and 2001 were $1,291,803 and $1,291,857, respectively.

(3) Interest expenses before capitalization in the semiannual ended June 30, 2002 and 2001 were $581,356 and $754,939, respectively. Interest capitalized totaled $69,000 and $90,373 with interest rate 4.53% and 6.07% for the six months ended June 30, 2002 and 2001, respectively.

(4) As of June 30, 2002 and 2001, the Company has purchased certain agriculture land in the amount of $59,304 for expansion of plant facilities. The land has yet to be rezoned for industrial purposes, accordingly, the land title has not been officially transferred to the Company. However, the Company has secured the land deeds and other ownership documents.

(5) Leased property

The terms major of the leased properties are summarized below:

A. Upon the maturity of the lease contract, the titles of the leased properties accounted for under the capital leases are transferred to the Company at no additional cost. The rental payments and the leased properties are listed as follows:

Category of property	Present value based on the implicit interest rate	Period
Buildings, electrical installations and other equipment	$ 240, 904	8. 1997-7. 2012 180 equal monthly installments
Buildings	13, 536	1. 1998-8. 2005 92 equal monthly installments
	$ 254, 440	

B. As of June 30, 2002, total amount of rental payments and their present value are listed as follows：

	Present value of rental payments	Total rental payments
7.1.2002 - 6.30.2003	$ 32,287	$ 34,156
7.1.2003 - 6.30.2004	29,159	34,253
7.1.2004 - 6.30.2005	26,334	34,352
7.1.2005 - 6.30.2006	21,796	31,531
7.1.2006 - 6.30.2007	19,697	30,949
7.1.2007 - 7.31.2012	74,721	157,322
	203,994	$ 322,563
Less: Liabilities under capital lease within one year	(32,287)	
Long-term liabilities under capital lease (classified as long term payables)	$ 171,707	

8. Assets held for lease

June 30, 2002	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 103,861	$ 215,383	$ 319,244	$ —	$ —	$ —	$ 319,244
Buildings	507,827	14,075	521,902	(186,804)	(12,516)	(199,320)	322,582
Machinery and equipment	420	—	420	(226)	—	(226)	194
Electrical installations	30,171	—	30,171	(20,764)	—	(20,764)	9,407
Furniture and fixtures	2,852	—	2,852	(2,677)	—	(2,677)	175
Other equipment	179,268	4,299	183,567	(111,885)	(4,297)	(116,182)	67,385
	$ 824,399	$ 233,757	$ 1,058,156	($ 322,356)	($ 16,813)	($ 339,169)	$ 718,987

June 30, 2001	Cost: Historical cost	Cost: Revaluation	Cost: Total	Accumulated depreciation: Historical cost	Accumulated depreciation: Revaluation	Accumulated depreciation: Total	Book value
Land	$ 231,835	$ 215,383	$ 447,218	$ —	$ —	$ —	$ 447,218
Buildings	636,820	14,075	650,895	(203,733)	(12,095)	(215,828)	435,067
Machinery and equipment	420	—	420	(179)	—	(179)	241
Electrical installations	31,255	—	31,255	(18,610)	—	(18,610)	12,645
Furniture and fixtures	1,363,122	—	1,363,122	(927,084)	—	(927,084)	436,038
Other equipment	288,339	4,299	292,638	(130,158)	(4,297)	(134,455)	158,183
	$ 2,551,791	$ 233,757	$ 2,785,548	($ 1,279,764)	($ 16,392)	($ 1,296,156)	$ 1,489,392

(1) Rental revenues for the six months ended June 30, 2002 and 2001 were $98,118 and $122,587, respectively.

(2) The Company revalued certain assets held for lease in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) Property, plant and equipment.

9. Idle assets

June 30, 2002	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 116,188	$ 35,284	$ 151,472	$ —	$ —	$ —	$ 151,472
Buildings	152,748	10,295	163,043	(121,739)	(10,148)	(131,887)	31,156
Machinery and equipment	341,072	514	341,586	(226,933)	(514)	(227,447)	114,139
Electrical installations	10,041	352	10,393	(9,963)	(352)	(10,315)	78
Furniture and fixtures	4,906	—	4,906	(4,778)	—	(4,778)	128
Other equipment	61,896	2,702	64,598	(52,666)	(2,702)	(55,368)	9,230
	$ 686,851	$ 49,147	$ 735,998	($ 416,079)	($ 13,716)	($ 429,795)	$ 306,203

June 30, 2001	Cost			Accumulated depreciation			
	Historical cost	Revaluation	Total	Historical cost	Revaluation	Total	Book value
Land	$ 95,559	$ 35,477	$ 131,036	$ —	$ —	$ —	$ 131,036
Buildings	39,831	1,133	40,964	(33,657)	(1,045)	(34,702)	6,262
Machinery and equipment	216,471	514	216,985	(135,199)	(514)	(135,713)	81,272
Electrical installations	7,209	—	7,209	(7,209)	—	(7,209)	—
Furniture and fixtures	926	—	926	(720)	—	(720)	206
Other equipment	21,788	180	21,968	(18,978)	(180)	(19,158)	2,810
	$ 381,784	$ 37,304	$ 419,088	($ 195,763)	($ 1,739)	($ 197,502)	$ 221,586

The Company revalued certain idle assets in accordance with the regulations for the revaluation of assets in the Republic of China. Please refer to Note 4(7) Property, Plant and Equipment.

10. Deferred expenses

	2002	2001
Beginning balance	$ 289,364	$ 315,614
Increase during the period	10,852	32,682
Amortization and depreciation	(44,966)	(36,101)
Ending balance	$ 255,250	$ 312,195

The deferred expenses included lease of packing machines. The minimum advance rental payments are amortized over a period of twelve years, the estimated economic lives of the packing machines, and the contingent rental paid quarterly or based on the unit-of-production is treated as current expenses.

11. Long-term receivables

	June 30, 2002	June 30, 2001
Long-term notes receivable	$ –	$ 9,308
Long-term accounts receivable	33,696	40,066
Employees' car loans	23,215	31,900
Less: Allowance for doubtful long-term receivables	(24,054)	(36,171)
	$ 32,857	$ 45,103

12. Short-term loans

	June 30, 2002	June 30, 2001
Unsecured bank loans	$ 1,051,466	$ 500,285
Overdraft	39	42
	$ 1,051,505	$ 500,327
Range of interest rates	1.751%～6.850%	4.226%～7.135%

13. Commercial papers payable

	June 30, 2002	June 30, 2001
Commercial papers payable	$ 1,420,000	$ 500,000
Less: prepaid interests	(732)	(13,715)
	$ 1,419,268	$ 486,285
Rang of interest rates	2.46%～2.90%	6.18%

14. Long-term loans

	June 30, 2002	June 30, 2001
Unsecured bank loans	$ 14,606,500	$ 13,994,000
Bankers' acceptances	7,550,000	7,450,000
	22,156,500	21,444,000
Less :Prepaid interests	(55,709)	(67,928)
Current portion of long-term loans	(175,000)	(487,500)
	$ 21,925,791	$ 20,888,572
Range of maturity dates	9.25.2003 ~6.28.2006	11.8.2002 ~6.28.2006
Range of interest rates	1.900%~6.650%	4.019%~6.855%

15. Retirement plan

(1) Under the terms of the retirement plan, an employee may retire when he or she either (i) attains the age of 55 and with 15 years of service, or (ii) with an minimum of 25 years , or (iii) has reached the age of 60, or (iv) is unable to work (involuntary retirement). The employees accrue two units of credits for each year of service for the first 15 years, one unit of credit for each year of service for service years in excess of 15 years. Any fraction of a year which is equal to or greater than six months shall be counted as one year of service, and any fraction of a year which is less than six months, half a year. Each employee can accumulate a maximum of 45 units of credits. Each unit of credit is based on the average of the one-month's salary prior to retirement. Calculation of average salary is in compliance with the Labor Standards Law of the R.O.C.

(2) As of June 30, 2002 and 2001, the balance of the independent retirement trust fund was $1,941,080 and $1,932,044, respectively.

(3) The actuarially determined net pension cost was $122,276 and $96,246 for the six months ended June 30, 2002 and 2001, respectively. The balance of the minimum provision for retirement plan was $523,190 and $67,823 as of June 30, 2002 and 2001, respectively.

16. Common stock and stock dividends declared

(1) On June 1, 2001, the stockholders at their meeting resolved to capitalize capital reserve of $63,163 and unappropriated retained earnings of $1,831,738 as stock dividends which was approved under SFC Ruling (2001) Tai-Tsai-Cheng (1) No. 139435. After the issuance of stock dividends, the total paid-in capital was $33,476,572, consisted of 3,347,657,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

(2) The treasury stocks purchased and then retired by the Company on April 17, 2002, which was approved under MOEA Ruling (2002) Ching-Shou-Shang No.09101173320. After the retirement of treasury stocks, the total paid-in capital was $33,419,862 with a par value of $10 (dollars) per share.

(3) On June 28, 2002, the stockholders at their meeting resolved to capitalize unappropriated retained earnings of $1,002,596 as stock dividends which was approved under SFC Ruling (2002) Tai-Tsai-Cheng (1) No.0910138403. After the issuance of stock dividends, the total paid-in capital will be $34,422,458, consisted of 3,442,246,000 shares of common stock issued and outstanding with a par value of $10 (dollars) per share.

17. Capital reserve

(1) According to the ROC Company Law, capital reserve shall be exclusively used to offset against accumulated deficit. However, capital reserve arising from paid-in capital in excess of par value and donation can be used to increase capital, after covering accumulated deficit.

(2) On June 28, 2002, the stockholders at their meeting resolved to transfer the capital reserve gained on disposal of assets to unappropriated earnings amounted to $10,889, which was under MOEA Ruling (2002) Chian-Shou-Shang No.09102050200.

18. Retained earnings

(1)According to the ROC Company Law, the annual net income should be used initially to cover any accumulated deficit; thereafter 10% of the annual net income should be set aside as legal reserve until the legal reserve has reached 100% of contributed capital. Under the ROC Company Law, the legal reserve shall be exclusively used to cover accumulated deficit or, if the balance of reserve exceeds 50% of contributed capital, to increase capital not exceeding 50% of reserve balance and shall not be used for any other purpose.

(2) According to the Company's Articles of Incorporation, 10% of the annual net earnings, after offsetting any loss of prior years and paying all taxes and dues, shall be set aside as legal reserve. The remaining net earnings can be distributed in accordance with a resolution passed by a meeting of the board of directors and approved at the stockholders' meeting. Of the amount distributed by the Company, stockholders' bonuses 50% to 100% of the accumulated unappropriated retained earnings, 2% of the remaining earnings is fixed for directors' and supervisors' remuneration and not less than 0.2% is for employees' bonuses.

(3) As of June 30, 2002 and 2001, the balance of unappropriated earnings were as follows:

	June 30, 2002	June 30, 2001
(A) Unappropriated earnings before 1997	$ 157,057	$ 239,414
(B) Unappropriated earnings since 1998		
A: 10% income tax unpaid balance	—	—
B: 10% income tax paid balance	10,889	242,267
	$ 167,946	$ 481,681

Unappropriated earnings in the amount of $477,472 and $1,420,009 as of June 30, 2002 and 2001, respectively, derived from the adjustments of variance capital reserves due to the changes in the Company's subsidiaries to the net income of $328,435 and $1,420,751 for the six months ended June 30, 2002 and 2001, respectively, can not be as dividends. These capital reserves changes have not been approval by the respective shareholders' meetings.

(4) As of June 30, 2002 and 2001, the imputation tax credit account balance amounted to $20,756 and $40,436, respectively. The Company distributed 2000 undistributed earnings as dividends in accordance with the resolution adopted at the stockholders' meeting based on the resolution on June 1, 2001, and the date of dividends distribution was August 9, 2001 adopted at the board of directors' meeting, and the creditable ratio was 14.94%. As of August 20, 2002, the estimated creditable ratio was 0.64%. The amount of deductible tax distributable by the Company to its shareholders shall be limited to an amount not exceeding the amount of the imputation tax credit account balance on the date of distribution of the dividends. Accordingly, the actual creditable ratio for the distribution of 2001 undistributed earnings will be based on the imputation tax credit account balance up to the date of distribution of the dividends.

(5) According to ROC SFC Ruling, the debit balance of $168,156 of stockholders' equity as of December 31, 2001, should be appropriated as special earnings reserve and not be distributed by the Company.

19. Treasury stock

(1) As of June 30, 2002, the balance of treasury stock is as follows:

	Number of shares (in thousands)			
Reason for acquisition	Beginning	Increase	Decrease	Ending
Maintaining the Company's credit rating and stockholders' equity	5, 671	–	5, 671	–

(2) Under the Stock Exchange Law, the percentage of treasury stock should not exceed 10% of the total shares of common stocks issued by the Company and the amount of treasury stocks should not exceed the total amount of additional paid-in capital, retained earnings and realized capital reserve. As of June 30, 2002, the total amount of treasury stock purchased and retired by the Company amounted to $58,543.

(3) In accordance with the Stock Exchange Law, treasury stocks may not be pledged and may not exercise the stockholders' rights before the stocks were transferred.

(4) According to the ROC Securities Exchange Law, the treasury stock acquire for maintaining credit rating of the Company and stockholders' equity should be retired within six months of acquisition.

20. Deferred income tax and income tax expenses

(1) Adjustments for corporate income tax expenses and income tax payable were as follows:

	2002	2001
Corporate income tax benefit before cumulative effect of changes in accounting principle	($ 252,108)	($ 31,049)
10% additional income tax on unappropriated earnings	280,089	192,154
	27,981	161,105
Income tax due to cumulative effect of changes in accounting principle	(2,603)	–
Corporate income tax expenses	25,378	161,105
Net change amount for deferred income tax assets	2,594	(170,025)
Prepaid income taxes	(1)	(214)
Over provision of prior year's income taxes	594	20,358
Prepaid and income taxes withheld	(2,398)	(1,153)
Income tax payable	$ 26,167	$ 10,071

(2) The details of deferred income tax assets or liabilities resulting from temporary differences, loss carryforwards and investments tax credits were as follows:

	June 30, 2002		June 30, 2001	
Current items:	Amount	Tax effect	Amount	Tax effect
Temporary differences				
Bad debt expense over limit	$ 139,550	$ 34,888	$ 80,779	$ 20,195
Unrealized inventory obsolescence loss	7,125	1,781	5,150	1,287
Expenses carried forward	18,801	4,700	23,489	5,872
Unrealized loss (gain) on foreign currency transactions	3,627	907	(600)	(150)
Investments tax credits	—	200,000	—	—
		$ 242,276		$ 27,204
Non- current items:				
Temporary differences				
Expenses carried forward	$ 22,400	$ 5,600	$ 28,949	$ 7,237
Depreciation expenses	(2,323,272)	(580,818)	(2,212,766)	(553,192)
Investments loss	1,873,298	468,325	1,607,018	401,755
Pension cost	67,697	16,924	—	—
Loss carryforwards	1,603,936	400,984	1,092,801	273,200
Investments tax credits	—	35,219	—	341,025
Valuation allowance	—	(88,899)	—	(136,600)
		$ 257,335		$ 333,425

(3) As of June 30, 2002, the balance of unused tax credits from loss carryforwards was $400,984, which will expire between 2002 and 2006.

(4) As of June 30, 2002, unused investments tax credits for purchase of machinery and equipment, research expenditure, personnel training expenditure, expenditure on the development of international trademark and Y2K expenditure were $235,219, which will expire between 2003 and 2004.

(5) The Company's income tax returns for the year through 1999 have been assessed by the Tax Authority. As of August 20, 2002, there were no disputes existing between the Company and the Tax Authority.

21. Simple earnings per common share

	2002				
	Amount		Weighted average number of shares outstanding during	EPS	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$ 353, 813	$ 328, 435	$ 3, 328, 981	$ 0. 11	$ 0. 10

	2001				
	Amount		Weighted average number of shares outstanding during	EPS	
	Before tax	After tax	year(shares in thousands)	Before tax	After tax
Net income	$1, 581, 856	$1, 420, 751	$ 3, 442, 246	$ 0. 46	$ 0. 41

Note 5. Related-party transactions

1. Related parties and their relationship with the Company

Name of related parties	Relationship with the Company
Cayman President Holding Ltd.	Subsidiary accounted by equity method
Uni - President Dream Parks Corp.	Subsidiary accounted by equity method
President Baseball Team Corp.	Subsidiary accounted by equity method
Nanlien International Corp.	Subsidiary accounted by equity method
President International Development Corp.	Subsidiary accounted by equity method
President Nisshin Corp.	Subsidiary accounted by equity method
President Kikkoman Inc.	Subsidiary accounted by equity method
President Chain Store Corp.	Subsidiary accounted by equity method
Ton Yi Industrial Corp.	Subsidiary accounted by equity method
Uni - President Oven Bakery Corp.	Subsidiary accounted by equity method
TTET Union Corp.	Subsidiary accounted by equity method
President Packaging Ind. Corp.	Subsidiary accounted by equity method
Qware Systems & Services Corp.	Subsidiary accounted by equity method
Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method
Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method
Retail Support International Corp.	Subsidiary accounted by equity method
Prince Housing & Development Corp.	Common chairman
Hong Kong President Holdings Limited	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)
Tung - Tse Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tun Hsiang Enterprises Corp.(Note)	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung – Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Tung – Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Lien Lu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Jian Fu Food Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)
Kai Yu (BVI) investment Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)
Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)

(Note):Tun Hsiang Enterprises Corp. is no longer related parties due to the disposal of the equity investments in this company by Kai Yu Investment Co., Ltd. in August, 2001.

2. Transactions with related parties

(a) Purchases

	2002		2001	
	Amount	Percentage of net purchases	Amount	Percentage of net purchases
President Kikkoman Inc.	$ 392, 139	4%	$ 397, 753	4%
TTET Union Corp.	198, 159	2%	324, 209	3%
President Packaging Ind. Corp.	177, 901	2%	174, 768	2%
President Nisshin Corp.	144, 842	1%	111, 217	1%
Others (less than 10%)	273, 468	3%	375, 480	4%
	$ 1, 186, 509	12%	$ 1, 383, 427	14%

The terms of purchases and payments (due within one month) to the related parties were the same as for suppliers except for the following companies:

(1) TTET Union Corp. closes its account at the end of each month, and pays within one week with post dated checks due within 30 – 45 days.

(2) Ton Yi Industrial Corp. pays its accounts within 50 days.

(3)President Nisshin Corp. pays its accounts within 15 days.

(b) Sales

	2002		2001	
	Amount	Percentage of net sales	Amount	Percentage of net sales
Uni - President Cold - Chain Corp.	$ 1, 952, 900	13%	$ 1, 761, 559	11%
Tung Ang Enterprises Corp.	1, 924, 151	13%	244, 880	1%
President Chain Store Corp.	1, 143, 131	7%	1, 007, 261	7%
Retail Support International Corp.	684, 000	4%	1, 117, 443	7%
Others (less than 10%)	4, 935, 863	33%	5, 561, 227	36%
	$10, 640, 045	70%	$ 9, 692, 370	62%

The terms of collection period for the six months ended June 30, 2002 were two weeks after sales to third parties, one month by notes to related parties and 60~70 days after sales to foodstuff and animal feed except that the collection period is two months for sales to the corporations of outlet channel; one month for sales to the corporations that operate both in outlet channel and traditional channel; two weeks for sales to the corporations of traditional channel; 2 months for sales to Retail Support International Corp.; Tung Aug Enterprises Corp. closes it's accounts 10 days and remit in 40 days; Uni-President Cold Chain Corp. closes it's accounts 40 days within the end of each month; President Chain Store Corp. closes it's accounts 30 days within the end of each month. Except for the collection period mentioned above, other terms of sales were the same to related and third parties.

(c) Sale of investments

	2002			2001		
	Selling price	Book value	Gain	Selling price	Book value	Gain
President International Development Corp.	$ —	$ —	$ —	$ 44,057	($ 5,660)	$ 49,717

The Company sold 4,419,000 shares of Presitex Co., Ltd. to President International Development Corp. at a negotiated price in 2002.

(d) Purchase of property, plant and equipment

	Item	2002	2001
Qware Systems & Services Corp.	Furniture and fixtures	$ 17,269	$ 42,832
Others (less than 10%)	Transportation equitment, furniture and fixtures and other equitment	2,400	8,640
		$ 19,669	$ 51,472

The Company purchased above fixed assets from related parties at negotiated price.

(e) Disposal of property, plant and equipment

	2002			2001		
	Selling price	Book value	Gain(loss)	Selling price	Book value	Gain
Uni-President Cold-Chain Corp.	$ 257,557	$ 255,748	$ 1,809	$ 196,721	$ 195,729	$ 992
Retail Support International Corp.	50,755	50,755	—	—	—	—
Uni-President Oven Bakery Corp.	—	—	—	96,816	96,816	—
Others (less than 10%)	3,004	3,313	(309)	11,688	11,688	—
	$ 311,316	$ 309,816	$ 1,500	$ 305,225	$ 304,233	$ 992

The Company sold fixed assets to related parties at negotiated price.

(f) Rental income

	The way of rental collection	2002	2001
Retail Support International Corp.	Monthly	$ 36, 142	$ 53, 477
Uni-President Cold-Chain Corp.	Monthly	18, 700	33, 178
Nanlien International Corp.	Monthly	15, 361	15, 702
President Kikkoman Inc.	Monthly	13, 721	14, 847
Others (less than 10%)	Monthly	17, 123	18, 678
		$ 101, 047	$ 135, 882

Rentals are charged based on the existing lease agreements at negotiated price.

(g) Other income

	2002	2001
Management and technical consultancy fees:		
Tung Ang Enterprises Corp.	$ 12, 670	$ 7, 677
Ztong Yee Industrial Co., Ltd.	12, 600	12, 600
Tun Hsiang Enterprises Corp.	7, 673	14, 771
Others (less than 10%)	68, 824	110, 747
	101, 767	145, 795
Other income:		
Tun Hsiang Enterprises Corp.	22, 907	27, 626
Tong Yu Enterprises Corp.	21, 704	—
Others (less than 10%)	99, 531	154, 255
	144, 142	181, 881
	$ 245, 909	$ 327, 676

(h) Processing expenses

	2002	2001
TTET Union Corp.	$ 47, 203	$ 50, 910

(i) Other expenses

	2002	2001
Advertisement support expenses:		
Uni-President Dream Parks Corp.	$ 228, 056	$ 238, 713
President Baseball Team Corp.	43, 457	34, 271
Others (less than 10%)	39, 338	77, 104
	310, 851	350, 088
Other expenses:		
Uni-President Cold-Chain Corp.	91, 143	127, 473
Kuan Chang Enterprises Corp.	44, 148	47, 020
Others (less than 10%)	82, 531	124, 783
	217, 822	299, 276
	$ 528, 673	$ 649, 364

(j) Notes receivable

	June 30, 2002		June 30, 2001	
	Amount	Percentage	Amount	Percentage
Tung - Tse Corp.	$ 16, 443	2%	$ 36, 548	4%
Tung-Chang Enterprises Corp.	4, 546	—	—	—
Others (less than 10%)	14, 511	2%	18, 101	2%
	$ 35, 500	4%	$ 54, 649	6%

(k) Accounts receivable

	June 30, 2002		June 30, 2001	
	Amount	Percentage	Amount	Percentage
Uni - President Cold - Chain Corp.	$ 809, 963	18%	$ 321, 962	9%
Tun Ang Enterprises Corp.	686, 019	15%	21, 262	—
President Chain Store Corp.	459, 401	10%	281, 999	8%
Tun Hsiang Enterprises Corp.	232, 757	5%	443, 760	12%
Retail Support International Corp.	84, 837	2%	243, 436	7%
Others (less than 10%)	999, 361	22%	985, 213	28%
	$ 3, 272, 338	72%	$2, 297, 632	64%

(l) Other receivables

	June 30, 2002		June 30, 2001	
	Amount	Percentage	Amount	Percentage
Tung Ang Enterprises Corp.	$ 48,955	15%	$ 6,303	1%
Uni-President Cold-Chain Corp.	17,702	6%	98,495	22%
Others (less than 10%)	59,767	19%	86,124	19%
	$126,424	40%	$190,922	42%

(m) Notes payable

	June 30, 2002		June 30, 2001	
	Amount	Percentage	Amount	Percentage
President Baseball Team Corp.	$ –	–	$ 3,150	19%
Jian Fu Food Corp.	–	–	3,016	18%
Others (less than 10%)	–	–	253	1%
	$ –	–	$ 6,419	38%

(n) Accounts payable

	June 30, 2002		June 30, 2001	
	Amount	Percentage	Amount	Percentage
President Kikkoman Inc.	$ 71,445	5%	$ 76,931	5%
TTET Union Corp.	46,834	3%	77,407	5%
President Packaging Ind. Corp.	40,921	3%	37,826	2%
President Nisshin Corp.	27,912	2%	20,271	1%
Others (less than 10%)	45,693	2%	45,538	3%
	$232,805	15%	$257,973	16%

(o) Accrued expenses

	June 30, 2002		June 30, 2001	
	Amount	Percentage	Amount	Percentage
Uni-President Dream Parks Corp.	$ 71,908	5%	$ 87,404	5%
Uni-President Cold-Chain Corp.	71,744	5%	47,659	3%
President Chain Store Corp.	25,180	2%	43,312	2%
Others (less than 10%)	175,318	12%	162,685	9%
	$344,150	24%	$341,060	19%

(p) Customer's deposits

	June 30, 2002		June 30, 2001	
	Amount	Percentage	Amount	Percentage
Kuan Chang Enterprises Corp.	$ 1,559	2%	$ 1,589	2%
Lien Lu Enterprises Corp.	1,271	2%	385	1%
Others (less than 10%)	8,820	14%	10,757	14%
	$ 11,650	18%	$ 12,731	17%

3. Contingent liabilities and commitments

(1) The amount endorsed and guaranteed for related parties were as follows:

	June 30, 2002	June 30, 2001
Cayman President Holdings Ltd.	$13,562,595	$ 6,696,362
President International Development Corp.	2,800,000	2,200,000
Kai Yu (BVI) Investment Co., Ltd.	2,263,354	2,554,010
Hong Kong President Holdings Limited	565,486	5,332,704
Others (less than 10%)	5,816,717	7,603,896
	$25,008,152	$24,386,972

(2) On August 24, 1998, the Company and seven other companies (including the Prince Housing Development Corp.) jointly a purchased parcel of land (located Shin-Yi District Let No.6) with area of 9,643 m^2 from the Ministry of National Defense. The Company shared 20% ownership of the land. According to the "PEC National Building Construction Construct" dated November 6, 1998, the Company will contribute 20% of the capital in cash and share the obligation and right accordingly.

(3) In July, 2000, President Chain Store Corp. signed a perpetual technical cooperation contract (the Contract) with the Southland Corporation. Under the terms of the Contract the Company agrees that:

(A) The Company guarantees that President Chain Store Corp. will fulfil all payments or other obligation to Southland Corporation due under the Contract.

(B) Without the written approval of Southland Corporation in advance, the Company may not sell, transfer, or pledge the ownership or the assets of President Chain Store Corp.

(C) The Company should maintain no less than 45% ownership of President Chain Store Corp.In May 2001, the minimal owunership was revised to 40%.

Note 6. PLEDGED ASSETS

As of June 30, 2002 and 2001, the pledged assets were as follows:

	Usage	June 30, 2002	June 30, 2001
Land	Revolving credit facility	$ 1,174,808	$ 1,170,736
Buildings-net	Revolving credit facility	395,669	329,081
Machinery and equipment-net	Revolving credit facility	115	276
		$ 1,570,592	$ 1,500,093

Note 7. CONTINGENT LIABILITIES AND COMMITMENTS

1. As of June 30, 2002 and 2001, the remaining balance due for construction in progress and advance to suppliers were as follows:

	June 30, 2002	June 30, 2001
Construction in progress	$ 904,522	$ 166,122
Advance to suppliers	311,083	357,960
	$ 1,215,605	$ 524,082

2. As of June 30, 2002, and 2001, total letters of credit outstanding were $572,862 and $783,711, respectively.

3. In September 1998, the Company borrowed $4,300,000 under a 5-year term loan agreement from September 25, 1998 to September 25, 2003, with ABN AMRO Bank N.V. Taipei Branch as the head bank. Under the terms of the loan agreement the Company agrees that:

   (1) To ensure that, current ratio computed from year-end non-consolidated audited financial statements shall not be less than 75%.
   (2) To ensure that, ratio of stockholders' equity to total assets computed from year-end non-consolidated audited financial statements shall not be less than 40%.
   (3) To ensure that, the year-end non-consolidated audited total tangible stockholders' equity shall not be less than $15,000,000.
   (4) To ensure that, interest coverage ratio computed from year-end non-consolidated audited financial statements shall not be less than two hundred and sixty percentage.
   (5) To ensure that, the year-end consolidated tangible stockholders' equity, less any treasury stocks shall not be less than $20,000,000.

(6) To ensure that, the year-end consolidated total contingent liabilities shall be less than the tangible stockholders' equity.

4. In November 1999, the Company borrowed \$800,000 from China Development Industrial Bank with under a 3-year term loan agreement from November 15, 1999 to November 15, 2002. In December 2001, the terms of the loan agreement was changed from November 15, 2001 to November 15, 2004 (However the credit period is from March 25, 2002 to March 25, 2002.). Under the terms of the loan agreement the Company agress that:

(1) To ensure that, current ratio shall be above 70%.
(2) To ensure that, debit ratio shall be below 150%.
(3) To ensure that, if the ratio mentioned above do not meet the requirements, the Company should improve it within six months.

5. In August 2000, the Company signed a \$6,000,000 a 5–year syndicated credit facilities from October 5, 2000 to October 5, 2005 led by Taiwan Industrial Bank, United World Chinese Commercial Bank and Taiwan Land Bank. Under the terms of the loan agreement the Company agrees that:
(1) The current ratio shall be above 70%.
(2) To ensure the debt ratio shall be below 100%.
(3) To ensure the ratio of liabilities and amount of guarantee to tangible net worth shall be below 150%.
(4) Any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization and sale, transfer, lease, and other arrangements of major assets shall have the consent in writing from bank syndication.

6. In June 2001, the Company signed a \$6,000,000 5-year syndicated credit facilities, including Bankers' acceptances and Unsecured bank loans from June 28, 2001 to June 28, 2006 led by International Commercial Bank of China and Chiao Tung Bank. Under the terms of the loan agreement, the Company agrees that：
(1) The current ratio shall be above 80%.
(2) The debt ratio shall be below 100% from 2000, retroactively.
(3) If the ratio mentioned above do not meet the requirements, the Company should improve it before the June 30 of the next year.
(4) To ensure that, any substantial investment plan such as purchase or disposal of assets, substantial change of business or organization shall be notified to the management bank. The lead bank may call a meeting of the leaders to discuss above events as needed.

7. As approved by the shareholders' meeting, the Company issued 50,000,000 shares of Global Depositary Shares (GDS) by means of issuing the first overseas registered common stocks on April 10, 1992. The proceeds from the issuance of GDSs were collected on November 24, 1992. The holders of GDSs, have the same rights and responsibilities as those of holders of common shares. Under current ROC law and the "Description of Global Depositary Receipts", the special agreements are as follows:

(1) Exercise of voting rights

Holders of GDSs will not have the right to exercise voting rights with respect to the underlying common shares. However, if the Depositary receives identical instructions with respect to any matter to be voted on at such meeting from holders of at least 51% of the GDSs, the Depositary will in respect of such matter vote all common shares represented by GDSs in accordance with such instructions insofar as practicable and permitted under applicable law and the Articles of Incorporation of the Company.

(2) The conversion method of GDSs

Under the conversion method, current shares represented by GDSs may be withdrawn by holders of GDSs. After the expiration of a three-month period after the closing of the GDS offering, a holder of GDSs may request the Depositary to sell or cause to be sold on behalf of such holder the common shares represented by such GDSs through TSE.

(3) Dividends

The holders of the GDSs have the same right to receive the dividends as that of registered common shares.

Note 8. SIGNIFICANT LOSS OF NATURAL DISASTER AND LOSS: None.

Note 9. SIGNIFICANT SUBSEQUENT EVENT: None.

Note 10. OTHER:

1.INFORMATION OF DERIVATIVE FINANCIAL INSTRUMENTS

(1) The information of the forward foreign exchange contract for the six months ended June 30, 2002 and 2001was disclosed as follows (units in the thousands of currencies indicated)：

A. Contract amount or notional principals amount

Derivative financial instrument	June 30, 2002	June 30, 2001
Forward Foreign Exchange Contracts	USD$ —	USD$ 20, 000

B. Nature and terms of derivatives financial instruments：

(a) Transaction terms：

The Company agreed to purchase USD at the exchange rate with banks at a future date.

(b) Credit risk：

As the counterparts are banks with good credit ratings, the credit risk is minimal.

(c) Market risk：

The Company had signed forward foreign exchange contract with banks, there was no other market risk except for the gain or loss from the difference between the exchange rates at sign date and settlement date.

(d) Liquidity risk

The Company has agreed to purchase USD at a fixed rate, there would be no liquidity risk.

(e) The amount, timing and uncertainty of future cash flow：

(i) As of June 30, 2002, the company had no derivative financial instruments transactions.

(ii) As of June 30, 2001, the Company had agreed to purchase USD$ 20,000 by the agreed exchange at future specific date. And due to the certainty of the exchange rate and settlement date under the contract, the amount, timing and future cash flow has no uncertainty.

C. The objectives of holding derivative financial instruments

The Company engages in forward foreign exchange contract to hedge the risks from fluctuation of exchange rates of identifiable foreign currency.

D. Net gain or loss of the transaction and it's commitment representation：

As of June 30, 2002 and 2001, total premium of the forward exchange contract were $－ and $1,455, which will be reflected in the active transaction.

E. Fair value of the derivative financial instruments

	June 30, 2002	June 30, 2001
Forward exchange contract payable	$ －	($ 688,505)
Forward exchange contract receivable	－	689,960
		1,455
Premium on forward exchange contract	－	(1,455)
Net of forward exchange contract payable (listed on books as other payables)	$ －	$ －

(2) FAIR VALUE OF NON–DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2002		June 30, 2001	
	Book value	Fair value	Book value	Fair value
Financial assets				
Financial assets of the same book and fair value	$ 5, 574, 748	$ 5, 574, 748	$ 4, 809, 976	$ 4, 809, 976
Short - term investments	8, 000	8, 000	–	–
Long - term investments	47, 529, 642	58, 021, 460	45, 690, 548	53, 038, 046
Guaranteed deposits	85, 457	85, 457	84, 741	84, 741
Long - term receivables	32, 857	32, 857	45, 103	45, 103
Financial liabilities				
Financial liabilities of the same book and fair value	7, 948, 172	7, 948, 172	7, 274, 638	7, 274, 638
Long - term loans	21, 925, 791	21, 925, 791	20, 888, 572	20, 888, 572
Long - term payables	171, 707	171, 707	184, 311	184, 311
Provision for retirements plan	523, 190	1, 352, 374	67, 823	626, 248
Customers' deposits	63, 936	63, 936	76, 380	76, 380

(1) The due dates of short-term financial instruments are near the balance sheet date. Accordingly, the fair value of short-term financial instruments are estimated based on the amount at the balance sheet which include the accounts of cash equivalent, notes and accounts receivable, other receivables, short-term loans, commercial papers payable, notes and accounts payable, income tax payable, accrued expenses, other payables and current portion of long–term liabilities.

(2) Short-term investments:

The fair value of mutual funds are estimated based on the net worth at balance sheet date.

(3) The fair value of long-term investments are based on the market value. The fair value of which without any market value are based on the net equities of the investee companies. However, due to the difficulties of getting the information of long-term investments, the fair value of long-term investments are based on the fair value as of June 30, 2002 and 2001, respectively.

(4) The fair value of guaranteed deposits and long–term receivables is based on the discounted value of expected future cash inflow and the discount rate is based on the fixed rate of one year time deposit in the post office as of June 31, 2002 and 2001, respectively.

(5) The fair value of long-term loans, long-term payables and customers' deposits is based on the discounted value of expected future cash inflow and the discount rate is based on the rate of similiar long-term loans as of June 30, 2002 and 2001, respectively.

(6) The fair value of provision for retirement plan is measured according to the funding status presented on the actuarial report measured at November 30, 2001 and 2000 and adjusted for net pension cost, provision and payment of pension fund occurred during the three months period endend June 30, 2002 and 2001.

Note 11. Additional Disclosures Information

1. Significant Transactions Information (For the six months ended June 30, 2002)

(1) Financing activities with any one company or person (Units in thousands of currencies indicated)

Number	Name	Name of counterparty	Account	Maximum balance during the period	Balance at June 30, 2002	Interest rate	Nature of financing activity (Note 3)	Total transcation volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
1	President International Trade and Investment Corp.	Hong Kong President Holdings Ltd.	Other receivables	US$ 2	US$ —	—	2	$ —	Business turn	—	—	$ —	US$ 80,000	US$ 100,000 (Note 1)
2	President Global Corp.	President East Co.	Notes receivable	US 205	US 205	6.00%	1	US 273 (sales)	Business turn	—	—	—	US 3,000	US 4,000 (Note 1)
		Tungpec. Inc.	Notes receivable	US 40	US 40	—	1	US 120 (sales)	Business turn	—	—	—	US 3,000	US 4,000 (Note 1)
3	Cayman President Holding Ltd.	Prospect Top Develop-ment Ltd.	Receivable-related party	US 7,326	US 7,326	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
4	President Asian Enterprises Inc.	The Torgan Group	Other receivables	CAN 6,285	CAN 6,285	7.06%	2	—	Investment loan	—	Land, House and Building second Mortgage	CAN 14,810	CAN 10,000	CAN 20,000 (Note 1)
5	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	Other receivables	883,234	298,223	—	1	1,774,607 (sales)	Business turn	—	—	—	4,040,052	8,080,104 (Note 2)
6	RFM President Enterprises Corp.	RFM President Land Corp.	Other receivable	PESO 45,650	PESO 45,650	7.00%	2	—	Business turn	—	—	—	PESO 80,000	PESO 89,241 (Note 1)
7	Nella Ltd.	Prospect Top Develop-ment Ltd.	Other receivables	US 3,297	US 3,297	—	2	—	Investment loan	US 681	—	—	200,000	300,000 (Note 1)

Number	Name	Name of counterparty	Account	Maximum balance during the period	Balance at June 30, 2002	Interest rate	Nature of financing activity (Note 3)	Total transcation volume	Reason for short-term loan	Allowance for doubtful accounts	Assets pledged Item	Assets pledged Value	Loan limit per entity	Maximum amount available for loan
		Tunnel International Marketing Corp.	Other receivables	US$ 10	US$ 10	—	2	$ —	Investment loan	—	—	$ —	$ 200,000	$ 300,000 (Note 1)
8	Cayman Nanlien Holdings Ltd.	Nella Ltd.	Other receivables	US 3,015	US 3,015	—	2	—	Business turn	—	—	—	200,000	300,000 (Note 1)
9	President International Investment (BVI) Holdings Ltd.	Hong Kong Xinang Lu Industrial Ltd.	Other receivables -related party	US 8,509	US 8,509	—	2	—	Investment loan	—	—	—	US 80,000	US 100,000 (Note 1)
10	Cayman Ton Yi Industrial Holdings Ltd.	Hong Kong Ton Yi Industrial Holdings Ltd.	Other receivables	US 5,437	US 5,022	—	1、2	US 1,537 (sales)	Business turn	—	—	—	4,040,052	8,080,104 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,811	US 1,811	—	1、2	US 544 (sales)	Business turn	—	—	—	4,040,852	8,080,104 (Note 2)
11	Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	2	—	Business turn	—	—	—	4,040,052	8,080,104 (Note 2)
12	Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 3,833	US 3,833	—	1、2	US 48	Business turn	—	—	—	4,040,052	8,080,104 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 1,208	US 1,208	—	1、2	US 1,408 (sales) US 1,125 (purchase)	Business turn	—	—	—	4,040,052	8,080,104 (Note 2)
13	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	Other receivables	US 6,465 仟元	US 5,323	—	1、2	US 428 (sales) US 1,941 (purchase)	Business turn	—	—	—	4,040,052	8,080,104 (Note 2)
		Chengdu Ton Yi Industrial Packaging Corp.	Other receivables	US 2,537	US 2,537	—	1、2	US 226 (sales) US 216 (purchase)	Business turn	—	—	—	4,040,052	8,080,104 (Note 2)

(Note 1) In accordance with the regulations "Financing activities with any one company or person", the loan reguires the board of directors' approval and should be reported at the stockholders' meeting.

(Note 2) The maxium amount available for loan of Ton Yi Industrial Corp. and its subsidiaries is 50% of its net worth, while the maxium amount for any one entity is 25%.

(Note 3) The following code represents the character of financing activities with others:

1. Trading partner.

2. Short-term financing.

(2) The Company provided the following endorsement and guarantee to third parties (Units in thousands of currencies indicated):

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company(Note16)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
0	Uni- President Enterprises Corp.	Cayman President Holdings Ltd.	2	$ 20,000,720	$ 15,132,879	$ 13,562,595	$ —	33.91%	$ 40,001,440	(Note 1)
0		President International Development Corp.	2	20,000,720	2,800,000	2,800,000	—	7.00%	40,001,440	(Note 1)
0		Kai Yu Investment (BVI) Co., Ltd.	3	20,000,720	2,263,354	2,263,354	—	5.66%	40,001,440	(Note 1)
0		Kai Yu Investment Co., Ltd.	2	20,000,720	1,327,000	1,285,000	—	3.21%	40,001,440	(Note 1)
0		President International Investment (BVI) Holdings Ltd.	3	20,000,720	1,429,552	1,053,405	—	2.63%	40,001,440	(Note 1)
0		Tone Sang Construction Corp.	2	20,000,720	780,000	610,000	—	1.52%	40,001,440	(Note 1)
0		President Asian Enterprise Inc.	3	20,000,720	805,096	581,200	—	1.45%	40,001,440	(Note 1)
0		Hong Kong President Holdings Ltd.	3	20,000,720	588,916	565,486	—	1.41%	40,001,440	(Note 1)
0		Uni-Splendor Corp.	6	20,000,720	432,500	432,500	—	1.08%	40,001,440	(Note 1)
0		Uni-President (Thailand) Co., Ltd.	3	20,000,720	450,060	312,000	—	0.78%	40,001,440	(Note 1)
0		Zotng Yee Industrial Co., Ltd.	6	20,000,720	310,000	310,000	—	0.77%	40,001,440	(Note 1)
0		Uni-President (USA), Inc.	3	20,000,720	311,500	298,862	—	0.75%	40,001,440	(Note 1)
0		Century Quick Service Restaurant Corp.	3	20,000,720	250,000	200,000	—	0.50%	40,001,440	(Note 1)
0		President Pharmaceutical Corp.	2	20,000,720	210,000	160,000	—	0.40%	40,001,440	(Note 1)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company(Note16)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
0		Uni- President Glass Industrial Co., Ltd.	2	$ 20,000,720	$ 140,000	$ 140,000	$ —	0.35%	$ 40,001,440 (Note 1)
0		Uni- President Vietnam Co., Ltd.	3	20,000,720	97,600	97,600	—	0.24%	40,001,440 (Note 1)
0		Presitex Co., Ltd.	3	20,000,720	150,119	96,925	—	0.24%	40,001,440 (Note 1)
0		President Packaging Ind. Corp.	1	20,000,720	130,280	61,014	—	0.15%	40,001,440 (Note 1)
0		President Entertainment Corp.	2	20,000,720	50,000	50,000	—	0.12%	40,001,440 (Note 1)
0		President International Trade and Investment Corp.	2	20,000,720	224,134	40,631	—	0.10%	40,001,440 (Note 1)
0		President Baseball Team Corp.	2	20,000,720	34,000	34,000	—	0.08%	40,001,440 (Note 1)
0		President Global Corp.	2	20,000,720	35,080	33,580	—	0.08%	40,001,440 (Note 1)
0		President Digital Network Corp.	2	20,000,720	20,000	20,000	—	0.05%	40,001,440 (Note 1)
0		Kaohsiung Rapid Transit Corp.	6	20,000,720	100,000	—	—	—	40,001,440 (Note 1)
1	President International Trade and Investment Corp.	Tianjing President International Food Co., Ltd.	3	US 19,208	US 2,802	US 1,210	—	3.15%	US 38,416 (Note 2)
2	Kai Yu Investment Co., Ltd.	Uni-president Enterprises Corp.	4	100,000	2,000	2,000	—	0.24%	500,000 (Note 3)
3	President Global Corp.	Ameripec. Inc.	3	US 3,490	US 835	US 464	—	3.99%	US 5,817 (Note 4)
4	Cayman President Holdings Ltd.	PT ABC President Enterprises Indonesia	6	US 20,000	US 2,750	US 2,750	—	19.23%	US 100,000 (Note 5)
4		Tianjiang President Enterprises Food Co., Ltd.	3	US 20,000	US 600	US 600	—	4.20%	US 100,000 (Note 5)
4		Xingiang President Enterprises Food Co., Ltd.	3	US 20,000	US 1,610	US 500	—	3.50%	US 100,000 (Note 5)

Endorser		Endorsee								
Number	Name of endorsers	Name of endorsees	Relationship with the Company(Note16)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
5	Nanlien International Corp.	Nella Ltd.	3	$ 500,000	$ 57,110	$ 40,320	$ —	3.37%	$ 1,000,000	(Note 6)
5		Tung Yu Corp.	3	500,000	45,500	26,600	—	2.22%	1,000,000	(Note 6)
5		Uni-president Enterprises Corp.	4	500,000	2,000	2,000	—	0.17%	1,000,000	(Note 6)
5		Cheng Miao Co., Ltd.	1	500,000	1,368	1,008	—	0.08%	1,000,000	(Note 6)
5		Tung Jun International Corp.	3	500,000	10,000	—	—	—	1,000,000	(Note 6)
5		Wei Lian Enterprises Corp.	3	500,000	7,250	—	—	—	1,000,000	(Note 6)
5		Lien Lu Enterprises Corp.	3	500,000	6,000	—	—	—	1,000,000	(Note 6)
5		Hua Zuo Corp.	3	500,000	4,800	—	—	—	1,000,000	(Note 6)
5		Chyuan Jye Corp.	1	500,000	1,200	—	—	—	1,000,000	(Note 6)
5		Tung Lien Enterprises Corp.	1	500,000	800	—	—	—	1,000,000	(Note 6)
5		Jui Lai Enterprises Corp.	1	500,000	600	—	—	—	1,000,000	(Note 6)
5		Liang Tung Enterprises Corp.	1	500,000	315	—	—	—	1,000,000	(Note 6)
6	President International Development Corp.	Kaohsiung Repaid Transit Corp.	6	696,818	100,000	—	—	—	2,787,271	(Note 7)
7	President Chain Store Corp.	Mech-President Co., Ltd.	3	2,012,314	820,000	820,000	—	8.15%	5,030,785	(Note 8)
7		President Transnet Corp.	3	2,012,314	460,000	460,000	—	4.57%	5,030,785	(Note 8)
7		President Drugstore Business Corp.	3	2,012,314	270,000	270,000	—	2.68%	5,030,785	(Note 8)
7		President Packaging Ind. Corp.	6	2,012,314	134,495	123,677	—	1.23%	5,030,785	(Note 8)
7		President Chain Store (BVI) Holdings Ltd.	3	2,012,314	US 3,500	US 3,500	—	1.17%	5,030,785	(Note 8)
7		Kaohsiung Repaid Transit Corp.	6	2,012,314	100,000	—	—	—	5,030,785	(Note 8)

Number	Endorser: Name of endorsers	Endorsee: Name of endorsees	Relationship with the Company(Note16)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement	
8	Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	3	$ 11,312,146	US$ 270,464	US$ 235,070	$ —	48.89%	$ 11,312,146	(Note 9)
8		Fujian Ton Yi Tinplate Co., Ltd.	3	11,312,146	US 33,200	US 29,970	—	6.23%	11,312,146	(Note 9)
8		Wuxi Ton Yi Industrial Packaging Corp.	3	11,312,146	US 22,430	US 22,430	—	4.66%	11,312,146	(Note 9)
8		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,312,146	US 38,339	US 14,420	—	3.00%	11,312,146	(Note 9)
8		Chengdu Ton Yi Industrial Packaging Corp.	3	11,312,146	US 7,000	US 4,000	—	0.83%	11,312,146	(Note 9)
9	Kai Yu (BVI) Investment Co., Ltd.	Shanghai President Coffee Co., Ltd.	6	US 7,504	US 3,150	US 3,150	—	20.99%	US 15,009	(Note 10)
10	President Hotel Inc.	President Asian Enterprises Inc.	3	CAN 20,000	CAN 18,000	CAN 18,000	—	—	CAN 40,000	(Note 11)
11	President Chain Store (BVI) Holdings Co., Ltd	Shanghai President Coffee Co., Ltd.	6	US 8,047	US 3,500	US 3,500	—	8.70%	US 20,117	(Note 12)
12	Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	3	11,312,146	US 68,594	US 66,720	—	(Note 13)	11,312,146	(Note 13)
		Jiangsu Ton Yi Tinplate Co., Ltd.	3	11,312,146	US 48,383	US 42,650	—	(Note 13)	11,312,146	(Note 13)
13	Jiangsu Ton Yi Tinplate Co., Ltd.	Wuxi Ton Yi Industrial Packaging Corp.	3	11,312,146	US 2,416	US 2,416	—	(Note 13)	11,312,146	(Note 13)
14	Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Industrial Tinplate Corps.	3	11,312,146	US 4,832	US 4,832	—	(Note 13)	11,312,146	(Note 13)
15	President Enterprises (China) Investment Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB 699,438	RMB 23,000	—	—	—	RMB 1,398,876	(Note 14)

Endorser		Endorsee							
Number	Name of endorsers	Name of endorsees	Relationship with the Company(Note16)	Endorsement limit for a single entity	The highest balance during the period	The outstanding balance at 6/30/2002	secured by collateral	The ratio of accumulated endorsement amount to net worth of the Company	Maximum amount of endorsement
16	Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	3	RMB$ 75,550	RMB$ 49,000	RMB$ 49,000	$ —	12.97%	RMB$ 226,651 (Note 15)
16		Shenyang President Enterprises Co., Ltd.	3	RMB 75,550	RMB 17,000	RMB 17,000	—	4.50%	RMB 226,651 (Note 15)
16		Xinjiang President Enterprises Food Co., Ltd.	3	RMB 75,550	RMB 8,000	—	—	—	RMB 226,651 (Note 15)
16		Zhanhjiangang President Nisshin Food Co., Ltd.	3	RMB 75,550	RMB 5,000	—	—	—	RMB 226,651 (Note 15)
17	Wuhan President Enterprises Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	3	RMB 64,258	RMB 35,000	RMB 35,000	—	10.89%	RMB 192,775 (Note 15)
17		Shenyang President Enterprises Co., Ltd.	3	RMB 64,258	RMB 28,000	RMB 28,000	—	8.71%	RMB 192,775 (Note 15)
18	Shenyang President Enterprises Co., Ltd.	Harbin President Enterprises Co., Ltd.	3	RMB 35,251	RMB 25,000	17,000	—	9.65%	RMB 105,754 (Note 15)
18		Beijing President Enterprises Drinks Co., Ltd.	3	RMB 35,251	RMB 18,000	—	—	—	RMB 105,754 (Note 15)

(Note 1) The total amount of transations of endorsement equal to 100% of the Company's net worth, and the limit of transations of endorsement for any single entity is 50% of the Company's net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 2) The total amount of transations of endorsement equal to 100% of the its net worth for President International Trade and Investment Corp. and the limit of transations of endorsement for any single entity is 50% of the their net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 3) The total amount of transations of endorsement for Kai Yu Investment Co., Ltd. is $500,000, and the limit of transations of endorsement for any single entity is $100,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 4) The total amount of transations of endorsement equal to 50% of the its net worth for President Global Corp. and the limit of transations of endorsement for any single entity is 30% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 5) As for Cayman President Holdings Ltd. the total amount of transations of endorsement are US$100,000 and the limit of transations of endorsement for any single entity are US$20,000, and all of related businesses are to be submitted to stockholders' meeting for reference.

(Note 6) The total amount of transations of endorsement for Nanlien International Corp. Ltd. is $1,000,000, and the limit of transations of endorsement for any single entity is $500,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 7) The total amount of transations of endorsement equal to 20% of the its net worth for President International Development Corp., and the limit of transations of endorsement for any single eutity is 5% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 8) The total amount of transations of endorsement equal to 50% of the its net worth for President Chain Store Corp. and the limit of transations of endorsement for any single entity is 20% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note 9) The total amount of transations of endorsement equal to 70% of the its net worth for Ton Yi Industrial Corp. and the limit of transations of endorsement for any signle entity is 70% of the its net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note10) The total amount of transations of endorsement equal to 100% of the its net worth for Kai Yu Investment (BVI) Co., Ltd. and the limit of transaction of endorement for any signle entity is 50% of net worth, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note11) The total amount of transations of endorsement for President Hotel Inc. is CAN$40,000, and the limit of transations, of endorsement for any single entity is CAN$20,000, and all of the related businesses are to be submitted to stockholders' meeting for reference.

(Note12) The total amount of transations of endorsements equal to 50% of the its net worth for President Chain Store (BVI) Holdings Ltd. and the limit of transation of endorsement for any signle entity is 20% of its net worth, and alll of the related business are to be submitted to stockhokders'meeting for reference.

(Note13) All endorsements issued by Cayman Ton Yi Industrial Holdings Ltd. for its mainland-subsidiaries are guaranteed by Ton Yi Industrial Corp. All endorsements are implemented based on the endorsement rules of Ton Yi Industrial Corp.

(Note14) The limit of transations of endorsement equal to 60% of its enrolled capital for President Enterprises (Chain) Investmetn Co., Ltd. and the limit of transations of endorsment for any single entity is 30% of its enrolled capital.

(Note15) As for any subsidiary of President Enterprises (China) Co., Ltd, the highest amount of transations of endorsement equal to 60% of net worth, and the limit of transsctions of endorsement for single entity is 20% of net worth.

(Note16) The following code represents the relationship with the Company:

1. Trading partner.
2. Majority owned subsidiary.
3. A majority owned subsidiary of the Company and its group companies.
4. A company with its subsidiary with majority ownership of the Company.
6. Share of guarantee by shareholders in direct proportion of the equity holdings.

(3) The ending balance of securities held as of June 30, 2002 were summarized as follows (Units in thousands of currencies indicated):

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni- President Enterprises Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	557	$ 8,000	—	$ 8,000	—
	Stock	President International Trade and Investment Corp.	Subsidiary accounted by equity method	Long-term investments	45,012	2,988,287	100.00%	2,734,423	—
	Stock	Kai Yu Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	320,000	707,491	100.00%	839,497	—
	Stock	Kai Nan Investment Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	60,000	399,155	100.00%	550,011	—
	Stock	Uni-President Glass Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,000	380,774	100.00%	279,039	—
	Stock	President Global Corp.	Subsidiary accounted by equity method	Long-term investments	500	314,349	100.00%	332,202	—
	Stock	U-Chains Enterprises Corp.	Subsidiary accounted by equity method	Long-term investments	19,800	239,270	100.00%	206,682	—
	Stock	Tone Sang Construction Corp.	Subsidiary accounted by equity method	Long-term investments	19,800	165,539	100.00%	165,480	—
	Stock	Nanlien International Corp.	Subsidiary accounted by equity method	Long-term investments	99,999	1,067,467	99.99%	1,195,628	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	63,966	811,621	61.80%	812,089	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	877,500	7,885,246	58.50%	8,051,029	—
	Stock	President Nisshin Corp.	Subsidiary accounted by equity method	Long-term investments	6,120	127,919	51.00%	133,268	—
	Stock	Tong-Jeng Development Corp.	Subsidiary accounted by equity method	Long-term investments	150,000	1,401,983	50.00%	1,401,982	—
	Stock	President Kikkoman Inc.	Subsidiary accounted by equity method	Long-term investments	6,000	150,800	50.00%	134,884	—
	Stock	President Chain Store Corp.	Subsidiary accounted by equity method	Long-term investments	309,287	6,757,010	44.59%	19,330,417	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Long-term investments	665,148	7,047,211	43.34%	4,589,520	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tung Ho Development Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	36,528	$ 211,240	42.18%	$ 862,061	—
	Stock	Eagle Cold Storage Enterprise Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	40,887	475,868	37.36%	339,360	—
	Stock	Mospec Semiconductor Corp.	Subsidiary accounted by equity method	Long-term investments	23,907	264,704	30.99%	345,448	—
	Stock	Presicarre Corp.	Subsidiary accounted by equity method	Long-term investments	87,561	2,472,976	30.50%	2,473,587	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	44,535	646,358	29.51%	890,707	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	287,633	4,092,699	25.50%	3,839,897	—
	Stock	Qware Systems & Services Corp.	Subsidiary accounted by equity method	Long-term investments	13,475	147,287	24.76%	146,088	—
	Stock	Ztong Yee Industrial Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18,042	221,931	20.00%	197,089	—
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	65,074	627,871	17.59%	330,069	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20,206	167,290	10.10%	36,887	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,384,984	9.71%	2,359,225	—
	Stock	Grand Bills Finance Corp.	—	Long-term investments	78,219	691,085	14.46%	904,178	—
	Stock	Prince Housing Development Corp.	Director	Long-term investments	87,214	747,878	9.46%	361,940	—
	Stock	Sino- Aerospace Investment Corp.	Director	Long-term investments	21,000	210,000	8.19%	18,188	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	14,437	145,360	7.22%	87,217	—
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10,000	100,000	6.67%	99,709	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	Director	Long-term investments	80,034	$ 713,302	4.99%	$ 640,269	—
	Stock	New Century Info-Comm Co., Ltd.	The subsidiary of President International Development Corp. is its director	Long-term investments	126,800	1,268,000	2.67%	1,232,561	—
	Stock	CDIB & Partners Investment Holding Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	278,329	—
	Stock	Kaohsiung Rapid Transit Corp.	The subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.46%	199,908	—
	Stock	Global Securities Finance Corp.		Long-term investments	13,142	115,664	1.75%	146,870	—
	Stock	Cayman President Holding Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	927,309	0.01%~100.00%	1,475,719	—
President International Trade and Investment Corp.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	270	US 27,392	—	US 28,117	—
	Stock	Uni- President (USA) Inc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method)	Long-term investments	150	US 9,176	100.00%	US 9,216	—
	Stock	Shanghai President International Foods Co., Ltd. etc.	A subsidiary of President International Trade and Investment Corp.(accounted by equity method) etc.	Long-term investments	—	US 3,679	100.00%	US 3,524	—
Kai Yu Investment Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	77	1,000	—	1,000	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Commercial Bank	The subsidiary of Tone Sang Construction Corp. is its director	Short- term investments	19, 433	$ 330, 717	—	$ 156, 471	(1)
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	9, 520	226, 883	—	125, 182	—
	Stock	Walsin Linwa Corporation.	—	Short- term investments	8, 125	171, 167	—	79, 519	—
	Stock	Prince Housing Development Corp. ect.	Director etc.	Short- term investments	—	92, 767	—	34, 910	—
	Stock	Kai Yu Investment (BVI) Co., Ltd.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	51, 378	1, 396, 887	100. 00%	40, 589	—
	Stock	Century Quick Service Restaurant Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	29, 250	153, 480	75. 00%	293	—
	Stock	TTET Union Corp.	Subsidiary accounted by equity method	Long-term investments	7, 582	110, 799	5. 00%	153, 570	—
	Stock	Ton Yi Industial Corp.	Subsidiary accounted by equity method	Long-term investments	24, 452	138, 105	2. 00%	180, 189	(2)
	Stock	Uni-President Vender Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	66, 294	0. 01% -100. 00%	64, 930	—
Kai Nan Investment Co., Ltd.	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	29, 109	550, 497	2. 58%	390, 349	(3)
President Global Corp.	Stock	Ameripec Inc.	A subsidiary of President Global Corp. (accounted by equity method)	Long-term investments	3	US 3, 951	100. 00%	US 3, 951	—
	Stock	GBC Bank Corp.	—	Long-term investments	118	US 3, 482	—	US 3, 482	—
	Stock	President East Co., etc.	A subsidiary of President Global Corp. (accounted by equity method)	Long-term investments	—	US 890	20. 00% ~50. 00%	US 890	—

					June 30, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Tone Sang Construction Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short- term investments	100	$ 1,000	—	$ 1,099	—
	Stock	Highland Development Co., Ltd.	The subsidiary of Tong Sang Construction Corp. is its director	Long-term investments	9,500	95,000	19.96%	59,945	—
Cayman President Holdings Ltd.	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short- term investments	200	US 20,520	—	US 20,830	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short- term investments	183	US 18,734	—	US 19,035	—
	Beneficiary Certificates	Genesis Special Growth Fund	—	Short- term investments	1	US 10,348	—	US 10,372	—
	Stock	President Enterprises (China) Investment Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 248,803	100.00%	US 281,700	—
	Stock	Uni-President (Vietnam) Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 23,064	100.00%	US 22,948	—
	Stock	Hong Kong President Holdings Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	80,000	(US 5,942)	100.00%	(US 16,177)	—
	Stock	Zhangjiagang President Nisshin Food Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 9,304	60.00%	US 9,302	—
	Stock	Cargill Holdings President Pte. Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 7,414	50.00%	US 7,677	—

					June 30, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	6,524	US$	6,292	47.41%	US$	6,308	—
	Stock	Queen Holding (BVI) Limited	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	5	US	15,134	45.40%	US	15,118	—
	Stock	PPG Investment Inc.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	4,464	45.40%	US	4,554	—
	Stock	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	11,111	45.00%	US	11,542	—
	Stock	Jiafu (Tianjin) International Trading Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	6,041	45.00%	US	6,266	—
	Stock	Guangzhou President Supermarket Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	3,780	45.00%	US	3,780	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	22,967	30.00%	US	23,021	—
	Stock	President Energy Development (Cayman Island) Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Long-term investments	10,200	US	9,070	25.50%	US	9,167	—

					June 30, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Asia Corporate Partners Fund Ltd.	—	Long-term investments	—	US$ 3, 377	3. 23%	US$ 2, 378	—
	Stock	Uni-President International (HK) Co., Ltd. etc.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 9, 799	0. 01%～100. 00%	US 6, 259	—
President Baseball Team Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	258	3, 702	—	3, 707	—
President Digital Network Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	9, 032	—	9, 157	—
Nanlien International Corp.	Stock	Ton Yi Industrial Corp. etc.	Subsidiary accounted by equity method. etc.	Short- term investments	—	96, 558	—	35, 477	—
	Stock	Cayman Nanlien Holdings Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Long-term investments	4, 010	112, 527	100. 00%	112, 527	—
	Stock	Retail Support International Corp.	Subsidiary accounted by equity method.	Long-term investments	4, 000	146, 641	20. 00%	71, 702	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method.	Long-term investments	10, 000	102, 800	0. 67%	91, 750	—
	Stock	Union Chinese Corp. etc.	A subsidiary of Nanlien International Corp. (accounted by equity method) etc.	Long-term investments	—	1, 025, 776	2. 50%～100. 00%	1, 025, 776	—
President Natural Industrial Corp.	Stock	President Organics Co., Ltd. etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	7, 577	2. 00%～ 20. 00%	7, 948	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Pharmaceutial Corp.	Beneficiary Certificates	Home-Run Fund	—	Short-term investments	2, 456	$ 32, 000	—	$ 32, 020	—
	Stock	President Information Corp.	Subsidiary accounted by equity method etc.	Long-term investments	275	2, 500	2. 08%	3, 749	—
President Entertainment Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	1, 000	—	1, 099	—
Parabola Creative Inc.	Beneficiary Certificates	Quality Fund etc.	—	Short- term investments	—	5, 642	—	10, 696	—
President International Development Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	7, 163	102, 806	—	102, 878	—
	Beneficiary Certificates	Home Run Fund etc.	—	Short- term investments	—	74, 210	—	73, 323	—
	Government Bond	Central Government Bond	—	Short- term investments	—	98, 613	—	98, 613	—
	Convertible Bond	Taiwan Cellular Corp. Convertible Bond etc.	—	Short- term investments	—	27, 485	—	28, 877	—
	Stock	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Short- term investments	21, 291	432, 729	—	156, 896	(4)
	Stock	Taiwan Cellular Corp.	—	Short- term investments	3, 930	164, 534	—	170, 662	(5)
	Stock	Uni- President Enterprises Corp.	The Company	Short- term investments	6, 830	162, 324	—	89, 813	—
	Stock	World Global Intelligent Network	—	Short- term investments	3, 831	143, 364	—	133, 817	(6)
	Stock	Grand Commercial Bank	Director	Short- term investments	7, 456	128, 318	—	60, 038	(7)

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Compal Electronics Inc. etc.	—	Short- term investments	—	$ 483, 496	—	$ 515, 213	(8)
	Stock	President International Investment (BVI) Holdings Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	128, 449	5, 322, 274	100. 00%	5, 069, 235	—
	Stock	President Life Science Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	150, 000	1, 458, 930	100. 00%	1, 609, 500	(9)
	Stock	Ton Shou Investment Inc. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	11, 140	111, 380	100. 00%	99, 900	—
	Stock	Ton Cheng Investment Inc. etc.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	11, 140	111, 380	100. 00%	99, 900	—
	Stock	Ton-Jeng Development Corp.	Subsidiary (accounted by equity method)	Long-term investments	150, 000	1, 661, 007	50. 00%	1, 401, 982	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Presitex Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	18,918	$ 123,315	38.74%	$ 52,593	—
	Stock	President Entertainment Corp.	Subsidiary accounted by equity method	Long-term investments	39,534	547,489	38.20%	501,681	(10)
	Stock	Synersy Scientech Corp.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	55,404	537,278	35.07%	463,727	(11)
	Stock	Kanh Na Hsiung Enterprise Co., Ltd.	A subsidiary of President International Development Corp. (accounted by equity method)	Long-term investments	41,400	494,799	24.96%	602,333	(12)
	Stock	United Venture Capital Corp.	The Subsidiary of President International Development Corp. is its director.	Long-term investments	10,000	100,000	11.30%	100,800	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	237,679	2,717,870	11.03%	2,678,646	(13)
	Stock	South Epitaxy Corp.	The Subsidiary of President International Development Corp. is its director	Long-term investments	11,800	121,600	10.93%	115,994	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	18,206	148,774	9.10%	33,136	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Hontung Venture Capital Co., Ltd.	The Subsidiary of President International Development Corp. is its director	Long-term investments	12,000	$ 120,000	8.39%	$ 104,160	—
	Stock	Tong Ting Gas Corporation	The Subsidiary of President International Development Corp. is its director	Long-term investments	39,113	407,806	7.11%	372,116	(14)
	Stock	New Century Info-Comm. Co., Ltd.	The Subsidiary of President International Development Corp. is its director	Long-term investments	253,200	2,532,000	6.15%	2,461,234	(15)
	Stock	Scino Pharm Taiwan Ltd.	Subsidiary accounted by equity method	Long-term investments	21,247	196,804	5.74%	107,767	—
	Stock	CDIB & Partners Investment Holding Corp.	The Subsidiary of President International Development Corp. is its director	Long-term investments	27,000	250,000	2.48%	278,329	(16)
	Stock	Kaohsiung Rapid Transit Corp.	The Subsidiary of President International Development Corp. is its director	Long-term investments	20,000	203,714	2.46%	199,908	—
	Stock	President Medical Technologies Co., Ltd. etc.	A subsidiary of President International Development Corp. (accounted by equity method) etc.	Long-term investments	—	678,996	0.85%~ 50.00%	547,374	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
President Nisshin Corp.	Beneficiary Certificates	Tong Shing Fund	—	Short-term investments	100	$ 1,000	—	$ 1,099	—
Ton Yi Pharmaceutical Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	224	2,881	—	2,925	—
President Kikkoman Inc.	Beneficiary Certificates	James Bond Fund etc.	—	Short- term investments	—	33,646	—	33,268	—
AIM Service Uni-President Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	6,611	84,601	—	84,601	—
President Organics Co., Ltd.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	192	2,752	—	2,759	—
President Asian Enterprises Inc.	Stock	T & T Supermarket Inc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	CAN 3,281	20.00%	CAN 3,369	—
	Stock	President Canada Construction Inc. etc.	A subsidiary of President Asian Enterprises Inc. (accounted by equity method)	Long-term investments	—	(CAN 702)	50.00%～100.00%	(CAN 122)	(17)
President Coffee Corp.	Beneficiary Certificates	Solomon Bond Fund etc.	—	Short- term investments	—	12,000	—	12,008	—
President Chain Store Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	16,027	230,000	—	230,168	—
	Beneficiary Certificates	Sheng Hua 1699 Bond Fund	—	Short- term investments	18,160	205,000	—	208,772	—
	Beneficiary Certificates	Prudential Bond Fund	—	Short- term investments	13,944	200,000	—	201,533	—
	Beneficiary Certificates	Long River Bond Fund	—	Short- term investments	17,917	195,000	—	196,275	—
	Beneficiary Certificates	Tiim Bond Fund	—	Short- term investments	14,590	190,000	—	191,684	—

					June 30, 2002				
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Beneficiary Certificates	Asia-Pacific Bond Fund	—	Short- term investments	14, 476	$ 171, 000	—	$ 171, 333	—
	Beneficiary Certificates	Kirin Bond Fund	—	Short- term investments	14, 659	150, 000	—	157, 202	—
	Beneficiary Certificates	Grand Cathay Bond	—	Short- term investments	12, 415	149, 000	—	149, 604	—
	Beneficiary Certificates	Trustwell Bond Fund	—	Short- term investments	10, 993	130, 000	—	130, 270	—
	Beneficiary Certificates	Albatross Fund	—	Short- term investments	9, 728	100, 000	—	100, 875	—
	Beneficiary Certificates	The Forever Fund etc.	—	Short- term investments	—	769, 210	—	728, 907	—
	Stock	First Commercial Bank etc.	—	Short- term investments	—	541, 029	—	270, 583	—
	Stock	President Chain Store. (BVI) Holdings Ltd.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	46, 405	1, 348, 761	100. 00%	1, 397, 316	—
	Stock	President Drugstore Business Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	176, 852	100. 00%	176, 847	—
	Stock	Ren-Hui Investment Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	19, 800	147, 293	100. 00%	147, 293	—
	Stock	Wisdom Distribution Services Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	7, 540	111, 398	100. 00%	114, 569	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	President Transnet Corp.	Subsidiary accounted by equity method	Long-term investments	55,600	$ 140,400	80.00%	($ 1,566)	—
	Stock	Mech-President Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	43,759	173,450	66.30%	154,917	—
	Stock	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	29,880	318,495	60.00%	105,782	—
	Stock	Uni-President Cold-chain Corp.	Subsidiary accounted by equity method	Long-term investments	14,280	308,177	60.00%	238,833	—
	Stock	President Information Corp.	Subsidiary accounted by equity method	Long-term investments	7,150	118,354	54.17%	97,458	—
	Stock	Uni-President Takashimaya Co., Ltd.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Long-term investments	12,500	113,183	50.00%	113,183	—
	Stock	Dayeh Takashimaya Department Store Inc.	The president is its director.	Long-term investments	20,000	270,000	16.67%	225,304	—
	Stock	Allianz President Life Insurance Co., Ltd.	Subsidiary accounted by equity method	Long-term investments	20,206	202,064	10.10%	36,887	—
	Stock	Tonpal Optoelectronics Inc.	Subsidiary accounted by equity method	Long-term investments	209,249	2,299,197	9.71%	2,359,805	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	PK Venture Capital Corp.	Director	Long-term investments	10, 000	$ 100, 000	6. 67%	$ 99, 709	—
	Stock	Allianz President General Insurance Co., Ltd.	Director	Long-term investments	11, 000	110, 000	5. 50%	66, 453	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	458, 748	—
	Stock	President Securities Corp.	Subsidiary accounted by equity method	Long-term investments	27, 932	140, 534	2. 48%	372, 893	—
	Stock	Kaohsiung Rapid Transit Corp.	A subsidiary of President International Development Corp. is its director.	Long-term investments	20, 000	203, 714	2. 46%	199, 908	—
	Stock	New Century Info-comm . Co., Ltd.	The subsidiary of President International Development Corp. is its director.	Long-term investments	42, 400	424, 000	0. 89%	412, 128	—
	Stock	Retail Support International Corp etc.	Subsidiary accounted by equity method etc.	Long-term investments	—	747, 253	0. 02%~ 100. 00%	673, 437	—
Ton Yi Industrial Corp.	Stock	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Long-term investments	4, 001	(875, 791)	100. 00%	(876, 219)	—
	Stock	Sino-Aerospace Investment Corp.	Director	Long-term investments	21, 000	210, 000	8. 19%	18, 188	—
	Stock	President International Development Corp.	Subsidiary accounted by equity method	Long-term investments	50, 000	500, 000	3. 33%	458, 748	—
	Stock	Global Securities Finance Corp.	—	Long-term investments	13, 142	115, 664	1. 75%	146, 870	—
	Stock	Tung Ang Enterprises Corp. etc.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method) etc.	Long-term investments	—	51, 856	0. 02%~ 100. 00%	52, 009	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
Uni-President Oven Bakery Corp.	Beneficiary Certificates	Home Run Fund	—	Short- term investments	4,022	$ 57,660	—	$ 57,766	—
President Packaging Ind Corp.	Beneficiary Certificates	Duo Li Bond Fund etc.	—	Short- term investments	—	31,000	—	30,886	—
President Tokyo Corp.	Beneficiary Certificates	James Bond Fund	—	Short -term investments	27	370	—	370	—
Retail Support International Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	35,001	502,591	—	502,666	—
	Beneficiary Certificates	Home Run Fund	—	Short- term investments	33,911	442,010	—	442,085	—
	Beneficiary Certificates	NTIC Bond Fund	—	Short- term investments	78	12,000	—	12,000	—
	Stock	President Logistics International Corp. etc.	A subsidiary of Retail Support International Corp. (accounted by equity method) etc.	Long-term investments	—	81,512	2.27%~ 51.00%	83,816	—
Uni- President Cold-Chain Corp.	Beneficiary Certificates	James Bond Fund	—	Short- term investments	15,888	228,000	—	228,170	—
	Beneficiary Certificates	Ta-chong Bond Fund etc.	—	Short- term investments	—	98,024	—	98,028	—
	Stock	President Logistics International Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	2,385	23,850	25.00%	23,850	—
Mech-President Co., Ltd.	Stock	Safety Elevator Corp. etc	A subsidiary of Mech-President Co., Ltd. (accounted by equity method)	Long- term investments	—	43,652	100.00%	21,998	—
President Transnet Corp.	Beneficiary Certificates	Quality Fune	—	Short- term investments	200	2,000	—	814	—
President Information Corp.	Beneficiary Certificates	James Bond Fund etc.	—	Short-term investments	—	68,254	—	69,309	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	BankPro EService Techology Co., Ltd.	—	Long-term investments	450	$	4, 500	5. 00%	$	2, 666	—
Kai Yu Investment (BVI) Co., Ltd.	Beneficiary Certificates	Kingston Yield Enhancement Fund	—	Short-term investments	6	US	55, 891	—	US	43, 911	—
	Beneficiary Certificates	ABN Capital Proteted Unit	—	Short-term investments	394	US	39, 861	—	US	38, 881	—
	Beneficiary Certificates	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	—	Short-term investments	175	US	17, 955	—	US	18, 226	—
	Stock	Fuchou President Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	9, 673	100. 00%	RMB	79, 891	—
	Stock	Shanghai Songjiang President Enterprises Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	2, 780	100. 00%	RMB	31, 158	—
	Stock	Beijing President Enterprises Drinks & Food Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7, 810	66. 66%	RMB	85, 470	—
	Stock	Kunshan President Kikkoman Biotechnology Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3, 722	50. 00%	RMB	30, 865	—
	Stock	Zhuhai Kirin President Brewery Co., Ltd.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	7, 582	10. 00%	RMB	63, 509	—
	Stock	Tianjiang President Industrial Co.,Ltd	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US	3, 520	10. 00%	RMB	10, 888	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Presidene Coffee (Cayman) Holdings Co., Ltd. etc.	A subsidiary of Kai Yu Investment (BVI) Co., Ltd. (accounted by equity method)	Long-term investments	—	US$	2, 128	4. 11%~ 50. 00%	RMB4	2, 282	—
Uni-President Vender Corp. etc.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	—		32, 000	—		32, 107	—
President Enterprises (China) Investment Co., Ltd.	Stock	Guangazhou President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	404, 377	100. 00%	RMB	243, 754	—
	Stock	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	328, 694	100. 00%	RMB	377, 752	—
	Stock	Wuhan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	303, 453	100. 00%	RMB	321, 292	—
	Stock	Chengdu President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	228, 384	100. 00%	RMB	191, 073	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Shenyang President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	166,760	100.00%	RMB$	176,257	—
	Stock	Xinjiang President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	128,674	100.00%	RMB	42,134	—
	Stock	Zhongshan President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	113,731	100.00%	RMB	113,292	—
	Stock	Harbin President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	101,369	100.00%	RMB	100,429	—
	Stock	Hefei President Enterprises Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	86,519	100.00%	RMB	87,471	—
	Stock	Meishan President Feed & Oil Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB	66,301	100.00%	RMB	69,325	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Tianjing President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$ 102, 165	94. 49%	RMB$ 45, 344	—
	Stock	Qingdao President Feed & Livestock Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 88, 503	80. 00%	RMB 82, 841	—
	Stock	Shanghai President Enterprises Livestock Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 41, 361	78. 25%	RMB 7, 950	—
	Stock	Beijng President Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 33, 652	55. 00%	RMB 60, 672	—
	Stock	Beijng President Enterprises Drinks & Food Co., Ltd.	A subsidiary of President Enterprises(China) Investment Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB 21, 750	33. 33%	RMB 28, 487	—
	Stock	Kunshan Sanwa Food Industry Co., Ltd.	—	Long-term investments	—	RMB 773	15. 00%	RMB 773	—
Union Chinese Corp.	Beneficiary Certificates	Home Run Fund etc.	—	Short-term investments	2, 295	29, 500	—	29, 927	—
	Stock	Uni-President Enterprises Corp. etc.	The Company etc.	Short-term investments	—	36, 024	—	14, 068	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Grand Bills Finance Co.,	—	Long-term investments	139	$ 1,991	—	$ 1,611	—
President Internationa Investment (BVI) Holdings Ltd.	Stock	Impax Laboratories Inc. etc.	—	Short-term investments	—	US 5,766	—	US 8,852	—
	Stock	Uni- Home Tech Corp.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	43,972	US 56,497	50.00%	US 31,980	—
	Stock	President Energy Development (Coyman Islands) Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	15,834	US 14,596	39.58%	US 14,282	—
	Stock	Accuary Inc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,833	US 11,336	30.15%	US 725	—
	Stock	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 49,367	30.00%	US 49,367	—
	Stock	Outlook Investment Pte Ltd.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	7,433	US 5,228	25.00%	US 9,142	—
	Stock	RF Integrated Corp.	—	Long-term investments	4,000	US 4,000	10.00%	US 4,080	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Global Strategic Investment	—	Long-term investments	3,000	US$	3,000	3.77%	US$	2,820	—
	Stock	Scino Pham (Kunshan) Biochemical Technology Ltd.etc.	A subsidiary of President International Investment (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US	15,583	0.66%~ 33.33%	US	8,127	—
President Life Science Co., Ltd.	Beneficiary Certificates	Kirin Bond Fund etc.	—	Short-term investments	—		128,463	—		129,245	—
	Stock	President Life Science Cayman Co., Ltd.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method)	Long-term investments	25,050		767,251	100.00%		762,367	—
		Origene Technologies, Inc.	—	Long-term investments	1,930		198,180	12.56%		78	—
		Athersys Inc.	—	Long-term investments	635		312,787	3.55%		60,428	—
		President Biosystem Co., Ltd. etc.	A subsidiary of President Life Science Co., Ltd. (accounted by equity method) etc.	Long-term investments	—		200,672	0.50%~ 96.25%		109,875	—
Tong Shou Investment Corp.	Beneficiary Certificates	KGI Victory Fund	—	Short-term investments	1,000		10,000	—		10,004	—
	Stock	Emerging Display Technologing Corp.	—	Short-term investments	768		17,791	—		16,881	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)		Book value	Percentage of ownership		Market value	Note
	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	10,000	$	111,300	0.51%	$	123,953	—
Tong Cheng Investment Corp.	Stock	Tonpal Optoelectronics Inc.	Subsidiary (accounted by equity method)	Long-term investments	10,000		111,300	0.51%		123,953	—
President Medical Technologies Co., Ltd.	Stock	Home Run Fund etc.	—	Short-term investments	—		22,487	—		21,228	—
President Chain Store (BVI) Holdings Ltd.	Stock	President Chain Store (Labuan)Holdings Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	19,910	US	16,801	100.00%	US	16,801	—
	Stock	Presiclerc Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	6,175	US	5,103	47.50%	US	5,103	—
	Stock	T & T Supermarket Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	7,375	20.00%	US	7,375	—
	Stock	Global Strategic Investmt Inc.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method)	Long-term investments	3,000	US	3,000	3.82%	US	2,856	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value	Percentage of ownership	Market value	Note
	Stock	Digital United Holding Ltd.	—	Long-term investments	2,400	US$ 3,909	3.70%	US$ 3,909	—
	Stock	Easpnet (Cayman) Ltd.	A subsidiary of President Chain Store (BVI) Holdings Ltd. (accounted by equity method) etc.	Long-term investments	—	US 3,912	5.88%～50.00%	US 4,361	—
President Drugstore Business Corp.	Beneficiary Certificates	Kirin Bond Fund etc	—	Short-term investments	—	25,185	—	25,356	—
Ren-Hui Investments Corp.	Beneficiary Certificates	Trustwell Bond Fund etc.	—	Short-term investments	—	50,000	—	51,203	—
	Stock	Acer Incorporated ect.	—	Short-term investments	—	95,017	—	93,811	—
Wisdon Distribution Service Corp.	Beneficiary Certificates	Union Bond Fund etc.	—	Short-term investments	—	96,000	—	96,154	—
	Stock	President Logistics International Corp.	—	Short-term investments	2,000	18,850	20.00%	21,847	—
President Muashino Corp.	Beneficiary Certificates	HomeRun Fund	—	Short-term investments	23,336	300,000	—	300,074	—
President Direct Marketing Corp.	Beneficiary Certificates	Asia Pacific Bond Fund etc.	—	Short-term investments	—	89,827	—	89,827	—
Capital Inventory Service Corp.	Beneficiary Certificates	Phoenis Bond Fund etc.	—	Short-term investments	—	38,123	—	39,644	—
President Engineering Technolngy Corp.	Beneficiary Certificates	Prudential Bond Fund	—	Short-term investments	—	24,000	—	24,290	—
Duskin Serve Taiwan Co., Ltd.	Beneficiary Certificates	Home Run Fund	—	Short-term investments	1,556	20,000	—	20,289	—
Book. com. tw Corp.	Beneficiary Certificates	Trust Bond Fund	—	Short-term investments	870	10,000	—	9,957	—
Cayman Ton Yi Industrial Holdings Ltd.	Stock	Wuxi Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US 3,684	100.00%	US 3,684	—

					June 30, 2002						
Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Chengdu Ton Yi Industrial Packaging Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US$	1,889	100.00%	US$	1,889	—
	Stock	Hong Kong Ton Yi Industrial Holdings Ltd. etc.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	227	100.00%	US	227	—
	Stock	Cayman Fujian Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	24,725	88.58%	US	24,725	—
	Stock	Cayman Jiangsu Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Long-term investments	—	US	13,737	87.93%	US	13,737	—
Retail Support Taiwan Corp.	Beneficiary Certificates	James Bond Fund	—	Short-term investments	275		3,953	—		3,955	—
	Stock	President Logistics Internation Corp.	A subsidiary of Retail Support International Corp. (accounted by equity method)	Long-term investments	543		5,425	5.43%		6,554	—
President Logistics Internation Corp.	Beneficiary Certificates	James Bond Fund ect.	—	Short-term investments	—		36,583	—		38,608	—
Kunshan President Enterprises Food Co.,Ltd.	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Kunshan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	2,505	50.00%	RMB	2,505	—
Wuhan President Enterprises Food Co.,Ltd.	Stock	Nanchang President Enterprises Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co.,Ltd. (accounted by equity method)	Long-term investments	—	RMB	49,173	100.00%	RMB	49,173	—

Investors	Type of securities	Name of securities	Relationship with the issuer	General ledger accounts	June 30, 2002 Number of shares (in thousands)	Book value		Percentage of ownership	Market value		Note
	Stock	Guangzhou Wang Sheng Industrial Co., Ltd.	A subsidiary of Wuhan President Enterprises Food Co., Ltd. (accounted by equity method)	Long-term investments	—	RMB$	2,505	50.00%	RMB$	2,505	—
Meishan President Feed & Oil Co., Ltd.	Stock	President Fuche (Qingdo) Co., Ltd.	Investee accounted by equity method	Long-term investments	—	RMB	4,318	50.00%	RMB	4,318	—
President Life Sciences Cayman Co., Ltd.	Stock	Orchid Biosciences Inc.	—	Short-term investments	1,000	US	6,180	3.02%	US	2,651	—
	Stock	Arena Pharmaceuticals Inc. etc.	—	Short-term investments	—	US	3,463	—	US	4,077	—
	Stock	Plantaceutica Inc. etc.	Investee accounted by equity method etc.	Long-term investments	—	US	9,321	14.90% ~ 70.88%	US	3,378	—
Andro Sciences Corp.	Beneficiary Certificates	Phoenix Bond Fund etc.	—	Short-term investments	—		30,689	—		31,442	—
President Chain Store (Labuan) Holding Ltd.	Stock	Philippine Seven Corp.	Investee accounted by equity method	Long-term investments	119,575	US	16,779	50.40%	US	6,245	—
President Coffee (Cayman) Holding Ltd.	Stock	Shanghai President Coffee Corp.	Investee accounted by equity method	Long-term investments	—	US	2,266	100.00%	US	2,103	—
Philppine Seven Corp.	Stock	Convenience Distribution Inc.	Investee accounted by equity method	Long-term investments	3,808	PESO	45,413	100.00%	PESO	45,413	—
		Store Sites Holdings Inc.	Investee accounted by equity method	Long-term investments	40	PESO	42,618	40.00%	PESO	42,618	—
Cayman Fujian Ton Yi Holding Ltd.	Stock	Fujian Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method	Long-term investments	—	US	27,810	83.58%	US	27,810	—
Cayman Jiangsu Ton Yi Holding Ltd.	Stock	Jiangsu Ton Yi Tinplate Co., Ltd.	Investee accounted by equity method	Long-term investments	—	US	15,644	82.86%	US	15,644	—

(Note 1) 18,127 thousands shares of the outstanding common stock with market value of $145,955 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 2) 18,000 thousands shares of the outstanding common stock with market value of $101,664 were used as collaterals for issuance of commercial papers of Kai Yu Investment Co., Ltd.

(Note 3) 120 thousands shares of the outstanding common stock with market value of $1,609 were used as collaterals for short-term loan of Kai Nan Investment Co., Ltd.

(Note 4) 21,291 thousands shares of the outstanding common stock with market value of $156,896 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 5) 2,798 thousands shares of the outstanding common stock with market value of $117,142 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 6) 3,000 thousands shares of the outstanding common stock with market value of $104,790 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 7) 6,597 thousands shares of the outstanding common stock with market value of $53,121were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 8) 1,826 thousands shares of the outstanding common stock of Compal Electronics Inc. with market value of $65,353 and 370 thousands shares of the outstanding common stock of Optoma Corp. with market value of 12,580 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 9) 149,994 thousands shares of the outstanding common stock with market value of $1,458,872 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 10) 39,100 thousands shares of the outstanding common stock with market value of $541,479 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 11) 55,400 thousands shares of the outstanding common stock with market value of $537,239 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 12) 40,600 thousands shares of the outstanding common stock with market value of $485,238 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 13) 204,000 thousands shares of the outstanding common stock with market value of $2,332,749 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 14) 19,875 thousands shares of the outstanding common stock with market value of $207,224 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 15) 251,000 thousands shares of the outstanding common stock with market value of $2,510,000 were used as collaterals for short-term loan and issuance of commercial papers of President International Development Corp.

(Note 16) 11,000 thousands shares of the outstanding common stock with market value of $101,852 were used as collaterals for issuance of commercial papers of President International Development Corp.

(Note 17) 1 thousands shares of the outstanding common stock of President Hotel with market value of (CAN $4,252) were used as collaterals for short-term loan of President Asian Enterprises Inc.

(4) The cumulative buying or selling amount of one specific security exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
Uni-President Enterprises Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	—	—	—	$ —	25,027	$ 355,300	(24,470)	$ 347,710	($ 347,300)	$ 410	—	$ —	557	$ 8,000
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	457	1,623,821	311	1,107,757	(768)	2,686,695	(2,731,578)	(44,883)	—	—	—	—
	Home Run Fund	Short-term investments	—	—	—	—	41,489	540,000	(41,489)	540,394	(540,000)	394	—	—	—	—
	Phoenix Bond Fund	Short-term investments	—	—	—	—	23,055	318,000	(23,055)	318,875	(318,000)	875	—	—	—	—
	Ta-Chong Bond Fund	Short-term investments	—	—	—	—	16,677	200,000	(16,677)	200,234	(200,000)	234	—	—	—	—
	Stock:															
	President Chain Store Corp.	Long-term investments	—	—	307,116	6,624,385	2,171	137,409	—	—	—	—	—	(4,784)	309,287	6,757,010
	President International Trade and Investment Corp.	Long-term investments	—	—	12	1,583,227	45,000	1,531,800	—	—	—	—	—	(126,740)	45,012	2,988,287
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	48,750	527,100	16,324	163,238	—	—	—	—	—	(62,467)	65,074	627,871
	Tong Sang Construction Corp.	Long-term investments	—	—	19,800	7,696	18,500	185,000	—	—	—	—	(18,500)	(27,157)	19,800	165,539
Kai Yu Investment Co., Ltd.	Beneficiary Certificates:															
	Home Run Fund	Short-term investments	—	—	—	—	10,027	130,200	(9,950)	129,298	(129,200)	98	—	—	77	1,000

					Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Phoenix Bond Fund	Short-term investments	—	—	182	$ 2,500	$ 23,080	$ 321,100	(23,262)	$ 323,889	($ 323,600)	$ 289	—	$ —	—	$ —
	Stock:															
	Uni-President Enterprises Corp.	Short-term investments	—	—	60,665	1,446,163	—	—	(51,145)	699,967	(1,219,280)	(519,313)	—	—	9,520	226,883
	Kai Yu (BVI) Investment Co., Ltd.	Long-term investments	Capital increase	—	26,878	513,478	24,500	843,779	—	—	—	—	—	39,630	51,378	1,396,887
	Century Quick Service Restaurant Corp.	Long-term investments	Capital increase	—	14,250	95,223	15,000	150,000	—	—	—	—	—	(91,743)	29,250	153,480
Cayman President Holding Ltd.	Beneficiary Certificates:															
	Equity Certificates Relating to ABN AMRL Global Retail Index	Short-term investments	—	—	—	—	200	US 20,520	—	—	—	—	—	—	200	US 20,520
	Genesis Special Growth Fund	Short-term investments	—	—	3	US 24,981	—	—	(2)	US 14,686	(US 14,633)	US 53	—	—	1	US 10,348
	ABN Equity Cretificates	Short-term investments	—	—	19,107	US 35,158	—	—	(19,107)	US 35,210	(US 35,158)	US 52	—	—	—	—
	Stock:															
	Uni-President Vietnam Co., Ltd.	Long-term investments	Capital increase	—	—	US 19,611	—	US 5,000	—	—	—	—	—	(US 1,547)	—	US 23,064
	Cargill Holdings President Pte. Ltd.	Long-term investments	Capital increase	—	—	(US 43)	—	US 7,950	—	—	—	—	—	(US 493)	—	US 7,414
President International Development Corp.	Beneficiary Certificites:															
	James Bond Fund	Short-term investments	—	—	—	—	76,674	1,094,500	(69,511)	993,000	(991,694)	1,306	—	—	7,163	102,806
	Government Bond:															
	Center Government Bonds	Short-term investments	—	—	—	288,130	—	1,660,143	—	1,865,519	(1,849,660)	15,859	—	—	—	98,613

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Convertible Bond: Optoma Corp.	Short-term investments	—	—	1,800	$ 180,000	—	$ —	(1,400)	$ 243,127	($ 140,000)	$103,127	(400)	($ 40,000)	—	$ —
	Stock:															
	Uni-President Enterprise Corp.	Short-term investments	—	—	72,370	1,720,417	—	—	(65,540)	895,232	(1,558,093)	(662,861)	—	—	6,830	162,324
	United Microelectronics Corp.	Short-term investments	—	—	—	—	2,787	137,996	(2,787)	127,295	(137,996)	(10,701)	—	—	—	—
	President International Development Corp.	Long-term investments	Capital increase	—	118,449	5,070,297	10,000	343,587	—	—	—	—	—	(91,610)	128,449	5,322,274
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 1)	(Note 1)	279,001	3,105,302	—	—	(41,322)	583,986	(468,182)	115,804	—	80,750	237,679	2,717,870
	Scino Pharm Taiwan Ltd.	Long-term investments	Capital increase	—	—	—	21,247	212,474	—	—	—	—	—	(15,670)	21,247	196,804
	Tong Shuo Investment Corp.	Long-term investments	New establish-ment	—	—	—	11,140	111,400	—	—	—	—	—	(20)	11,140	111,380
	Tong Cheng Investment Corp.	Long-term investments	New establish-ment	—	—	—	11,140	111,400	—	—	—	—	—	(20)	11,140	111,380
President Asia Enterprises Inc.	Stock:															
	T&T Supermarket Inc.	Long-term investments	(Note 2)	(Note 2)	—	CAN 5,278	—	—	—	CAN 12,000	(CAN 3,081)	CAN 8,919	—	CAN 1,084	—	CAN 3,281
President Chain Store Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	—	—	2,271	32,000	26,539	380,000	(12,783)	182,676	(182,000)	676	—	—	16,027	230,000
	Sheng Hua 1699 Bond Fund	Short-term investments	—	—	7,118	80,000	11,042	125,000	—	—	—	—	—	—	18,160	205,000

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance		Addition		Disposal				Other increase(decrease)		Ending balance	
					Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Sale price	Book value	Gain (loss) from disposal	Number of shares (in thousands)	Amount	Number of shares (in thousands)	Amount
	Prudential Bond Fund	Short-term investments	–	–	7,632	$ 108,000	26,629	$ 382,010	(20,317)	$ 293,487	($ 290,010)	$ 3,477	–	$ –	13,944	$ 200,000
	Long River Bond Fund	Short-term investments	–	–	–	–	53,509	580,000	(35,592)	387,456	(385,000)	2,456	–	–	17,917	195,000
	Tiim Bond Fund	Short-term investments	–	–	6,922	90,000	15,238	199,000	(7,640)	100,154	(99,000)	1,154	–	–	14,590	190,000
	Asia-Pacific Bond Fund	Short-term investments	–	–	–	–	44,354	521,000	(29,878)	352,374	(350,000)	2,374	–	–	14,476	171,000
	Phoenix Bond Fund	Short-term investments	–	–	9,497	95,000	14,659	150,000	(9,497)	97,063	(95,000)	2,063	–	–	14,659	150,000
	Grand Cathey Bond Fund	Short-term investments	–	–	3,801	45,000	12,415	149,000	(3,801)	45,376	(45,000)	376	–	–	12,415	149,000
	Trustwell Bond Fund	Short-term investments	–	–	7,747	90,000	23,644	279,000	(20,398)	240,321	(239,000)	1,321	–	–	10,993	130,000
	Albatross Fund	Short-term investments	–	–	–	–	9,728	100,000	–	–	–	–	–	–	9,728	100,000
	The Forever Fund	Short-term investments	–	–	17,474	230,000	6,745	90,000	(17,474)	233,080	(230,000)	3,080	–	–	6,745	90,000
	Solomon Bond Fund	Short-term investments	–	–	13,396	140,000	41,766	448,000	(47,375)	507,730	(504,000)	3,730	–	–	7,787	84,000
	Jih Sun Bond Fund	Short-term investments	–	–	–	–	37,216	468,000	(31,675)	398,751	(398,000)	751	–	–	5,541	70,000
	Financial Return Fund	Short-term investments	–	–	22,928	290,202	–	–	(22,928)	291,497	(290,202)	1,295	–	–	–	–
	Duo Li Fund	Short-term investments	–	–	6,752	90,000	11,926	160,000	(18,678)	252,161	(250,000)	2,161	–	–	–	–
	Barits Bond Fund	Short-term investments	–	–	8,651	96,000	8,907	100,000	(17,558)	197,669	(196,000)	1,669	–	–	–	–
	Jardine Fleming (Taiwan) Bond Fund	Short-term investments	–	–	–	–	20,824	295,000	(20,824)	295,545	(295,000)	545	–	–	–	–

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Cathay Bond Fund	Short-term investments	–	–	–	–	18,569	$ 199,000	(18,569)	$ 199,258	($199,000)	$ 258	–	$ –	–	$ –
	Far Easter Ailliance Taiwan Bond Fund	Short-term investments	–	–	4,792	48,000	8,931	90,000	(13,723)	138,068	(138,000)	68	–	–	–	–
	Ta-chong Bond Fund	Short-term investments	–	–	4,207	50,000	8,199	99,000	(12,406)	149,621	(149,000)	621	–	–	–	–
	Stock:															
	President Chain Store (BVI) Holding Ltd.	Long-term investments	Capital increase	–	37,443	1,179,960	8,962	313,699	–	–	–	–	–	(144,898)	46,405	1,348,761
	President Transnet Corp.	Long-term investments	Capital increase	–	39,600	161,680	16,000	160,000	–	–	–	–	–	(181,280)	55,600	140,400
Uni-President Oven Bakery Corp.	Home Run Fund	Short-term investments	–	–	4,822	61,219	9,292	120,008	(14,114)	182,664	(181,227)	1,437	–	–	–	–
Retail Support International Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	–	–	7,918	111,966	245,943	3,514,395	(218,860)	3,125,441	(3,123,770)	1,671	–	–	35,001	502,591
	Home Run Fund	Short-term investments	–	–	88	1,125	275,200	3,568,260	(241,377)	3,129,301	(3,127,375)	1,926	–	–	33,911	442,010
	NITC Taiwan Bond Fund	Short-term investments	–	–	1	157	10,025	1,525,930	(9,948)	1,515,002	(1,514,087)	915	–	–	78	12,000
Uni-President Cold-Chain Corp.	Beneficiary Certificates:															
	James Bond Fund	Short-term investments	–	–	2,762	39,000	101,142	1,444,500	(88,016)	1,257,525	(1,255,500)	2,025	–	–	15,888	228,000
	Duo Li Fund	Short-term investments	–	–	–	–	8,425	130,000	(6,487)	100,089	(99,989)	100	–	–	1,938	30,011

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
	Home Run Fund	Short-term investments	—	—	1,721	$ 22,074	11,661	$ 150,000	(13,382)	$ 172,232	($ 172,074)	$ 158	—	$ —	—	$ —
Kai Yu (BVI) Investment Co., Ltd.	Beneficiary Certificates:															
	ABN Capital Protected Unit	Short-term investments	—	—	110	US 11,220	284	US 28,641	—	—	—	—	—	—	394	US 39,861
	Equity Certificates relating to ABN AMRL GLOBAL Retail Index	Short-term investments	—	—	—	—	175	US 17,955	—	—	—	—	—	—	175	US 17,955
	Stock:															
	Fuzhou President Enterprises Co., Ltd.	Long-term investments	Capital increase	—	—	US 1,432	—	US 8,500	—	—	—	—	—	(US 259)	—	US 9,673
Uni-President Vender Corp.	Beneficiary Certificates:															
	Duo Li Fund	Short-term investments	—	—	895	12,000	7,148	108,000	(7,268)	108,182	(108,000)	182	—	—	775	12,000
President International (BVI) Co., Ltd.	Stock:															
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Long-term investments	Capital increase	—	—	US 46,467	—	US 2,900	—	—	—	—	—	—	—	US 49,367
	Accuary Inc.	Long-term investments	Capital increase	—	4,833	US 11,500	3,000	US 3,000	—	—	—	—	—	(US 3,164)	7,833	US 11,336
	Presiclere Ltd.	Long-term investments	(Note 2)	(Note 2)	4,750	US 4,750	—	—	(4,750)	US 4,992	(4,750)	US 242	—	—	—	—
President Life Sciences Co., Ltd.	President Life Sciences Cayman Co., Ltd.	Long-term investments	Capital increase	—	20,250	634,745	4,800	167,046	—	—	—	—	—	(34,540)	25,050	767,251
Tong Shuo Investment Corp.	Stock:															
	Tonpal Optoelectronics Inc.	Long-term investments	(Note 3)	(Note 3)	—	—	10,000	111,300	—	—	—	—	—	—	10,000	111,300

Investors	Name of the securities	Accounts	Name of the counterparty	Relationship	Beginning balance: Number of shares (in thousands)	Beginning balance: Amount	Addition: Number of shares (in thousands)	Addition: Amount	Disposal: Number of shares (in thousands)	Disposal: Sale price	Disposal: Book value	Disposal: Gain (loss) from disposal	Other increase(decrease): Number of shares (in thousands)	Other increase(decrease): Amount	Ending balance: Number of shares (in thousands)	Ending balance: Amount
Tong Cheng Investment Corp.	Stock:															
	Tonpal Optoelectronics	Long-term investments	(Note 3)	(Note 3)	–	$ –	10,000	$ 111,300	–	$ –	$ –	$ –	–	$ –	10,000	$ 111,300
President Chain Store (BVI) Holding Ltd.	Stock:															
	T & T supermarket Inc.	Long-term investments	(Note 4)	(Note 4)	–	–	–	US 7,537	–	–	–	–	–	(162)	–	US 7,375
	Presiclerc Ltd.	Long-term investments	(Note 5)	(Note 5)	–	–	6,175	US 6,418	–	–	–	–	–	(1,315)	6,175	US 5,103
President Musashino Corp.	Beneficiary Certificates:															
	Home Run Fund	Short-term investments	–	–	–	–	25,666	330,000	(2,330)	30,026	(30,000)	26	–	–	23,336	300,000
Wisdom Distribution Services Corp.	Beneficiary Certificates:															
	Long River Bond Fund	Short-term investments	–	–	–	–	33,070	360,000	(28,592)	311,521	(311,000)	521	–	–	4,478	49,000
	Union Bond Fund	Short-term investments	–	–	3,148	35,000	22,605	253,000	(24,609)	275,616	(275,000)	616	–	–	1,144	13,000
	Central Diamond Bond Fund	Short-term investments	–	–	–	–	10,136	107,000	(10,136)	107,061	(107,000)	61	–	–	–	–
President Drugstore Business Corp.	Beneficiary Certificates:															
	Kirin Bond Fund	Short-term investments	–	–	400	4,000	14,745	150,000	(12,735)	130,000	(129,477)	523	–	–	2,410	24,523
	Phoenix Bond Fund	Short-term investments	–	–	–	–	11,845	163,550	(11,798)	164,014	(162,888)	1,126	–	–	47	662
	Home Run Fund	Short-term investments	–	–	–	–	8,628	111,000	(8,628)	111,106	(111,000)	106	–	–	–	–

(Note 1) The transaction party are Tong Shuo Investment Corp., Tong Cheng Investment Corp. and Chiao Tung Bank , Tong Shuo Investment Corp. and Tong Cheng Investment Corp. are President International Development Corp's subsidiary accounted by equity method.

(Note 2) The transaction party is President Chain Store (BVI) Holding Ltd., which is President Chain Store's subsidiary accounted by equity method.

(Note 3) The transaction party is President International Development Corp., which is a subsidiary accounted by equity method.

(Note 4) The transaction party is President Asia Enterprise Inc., which is a subsidiary accounted by equity method.

(Note 5) The transaction party is President International Investment (BVI) Co., Ltd. which is President International Development Corp.'s subsidiary accounted by equity method and new establishment.

(5) Acquisition of real estate with an amount exceeding the lower of $100,000 and 20 percent of the enrolled capital: None

(6) Disposal of real estate with an amount exeecding the lower of $100,000 and 20 percent of the enrolled capital:

Company	Name of Properties	Date of transaction	Acquisition date	Book value	Selling price	Status of payment receiving	Gain(Loss) from disposal	Name of the counterparty	Relationship	Reason for disposal	The bases or reference used in deciding the price	Other commitments
Uni-President Enterpries Corp.	Land, Buildings and other equiment	3/11/2002	8/14/1998	$ 255,748	$ 257,557	$25,000 was paid when signing the contract and $232,557 would be paid on April 30, 2002.	$ 1,809	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	For related parties to enlarge operation site.	Refer to expertise report and sell at negotiated price.	—

(7) Purchases or sales transactions with related parties amount to the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Uni-President Enterprises Corp.	President Kikkoman Inc.	Subsidiary accounted by equity method	Purchases	$ 392, 139	4%	One month	—	—	($ 71, 445)	(5)	—
	TTET Union Corp.	Subsidiary accounted by equity method	Purchases	198, 159	2%	Close its account 30-45 days within the end of each month	—	(Note 1)	(46, 834)	(3)	—
			Sales	109, 719	1%	About one month after sales	—	(Note 2)	3, 400	–	—
	President Packaging Ind. Corp.	Subsidiary accounted by equity method	Purchases	177, 901	2%	One month	—	—	(40, 921)	(3)	—
	President Nisshin Corp.	Subsidiary accounted by equity method	Purchases	144, 842	1%	15 day after sales	—	(Note 1)	(27, 912)	(2)	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Sales	1, 952, 900	13%	Close its account 40 days within the end of each month	—	(Note 2)	809, 963	15	—
	Tung Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd.(accounted by equity method)	Sales	1, 924, 151	13%	Close its account 40 days within 10 days (For the three months ended March 31, 2002. was 10 days after sales)	—	(Note 2)	686, 019	13	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	$ 1, 143, 131	7%	Close its account 30 days within the end of each month (For the three months ended was 20 days within the end of each month)	—	(Note 2)	$ 459, 401	9	—
	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	684, 000	4%	About 2 months after sales	—	(Note 2)	84, 837	2	—
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	775, 085	5%	About 2 months after sales	—	(Note 2)	232, 757	4	—
	Ding–Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	329, 580	2%	About one month after sales	—	(Note 2)	40, 902	1	—
	Tone Chu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	229, 239	2%	About 2 months after sales	—	(Note 2)	72, 094	1	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tung Shun Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 223, 761	1%	About 2 months after sales	—	(Note 2)	$ 124, 163	2	—
	Tung-Yu Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	208, 705	1%	About 2 weeks after sales	—	(Note 2)	21, 832	—	—
	Tung Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	205, 365	1%	About 2 months after sales	—	(Note 2)	108, 082	2	—
	Far-Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	186, 925	1%	About 2 months after sales	—	(Note 2)	73, 910	1	—
	Kuan Chang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	142, 003	1%	About one months after sales	—	(Note 2)	53, 410	1	—
	Hsin Tung Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	134, 925	1%	About 2 weeks after sales	—	(Note 2)	13, 067	—	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Tung Yi Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	$ 114,597	1%	About 2 months after sales	—	(Note 2)	$ 66,783	1	—
	Lien Sheng Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	107,410	1%	About 2 weeks after sales	—	(Note 2)	12,082	—	—
Nanlien International Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Sales	106,430	4%	12~45 days	—	—	505	—	—
	Lien Bo Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Sales	243,265	11%	12~45 days	—	—	4,694	1	—
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Purchases	15,751,566	64%	15~40 days	(Note 3)	—	(2,627,877)	(47)	(Note 5)
			Other operating revenue	115,671	26%	10~40 days	(Note 3)	—	79,046	28	—
	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Purchases	3,555,414	14%	15~30 days	(Note 3)	—	(908,231)	(16)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Wisdom Distribution Service Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	$ 1,455,319	6%	15~25 days	(Note 3)	—	($ 494,286)	(9)	—
	Uni-President Enterprises Corp.	The Company	Purchases	1,143,131	5%	30~40 days	(Note 4)	—	(459,401)	(8)	—
	President Musashino Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	397,725	2%	Close its account 25 days within the end of each month	(Note 4)	—	(69,454)	(1)	—
	President Transnet Corp.	A subsidiary of President Chain Store Corp. (accounted by equity method)	Purchases	148,690	1%	Close its account 15 days within the end of each month	(Note 4)	—	(28,604)	(1)	—
Ton Yi Industrial Corp.	Toyota Tsusho Corp.	The subsidiary of Ton Yi Industrial Corp. is its director	Purchases	522,620	14%	the same as regular	—	—	(43,789)	(12)	—
	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Sales	1,774,607	28%	the same as regular	—	—	1,502,193	76	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	TTET Union Corp.	Subsidiary accounted by equity method	Sales	$ 100, 446	2%	the same as regular	—	—	$ 16, 968	1	—
Retail Support International Corp.	Tung-Ang Enterprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd (accounted by equity method)	Purchases	724, 509	4%	the same as regular	—	—	(155, 948)	(4)	—
	Uni-President Enterprises Corp.	The Company	Purchases	684, 000	4%	30～45 days	—	—	(84, 837)	(2)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Purchases	115, 671	1%	30 days	—	—	(79, 046)	(2)	—
			Sales	15, 751, 566	93%	30～45 days	—	—	2, 627, 877	98	—
	Nanlien International Corp.	Subsidiary accounted by equity method	Purchases	106, 430	1%	12～45 days	—	—	(505)	—	—
Uni-President Cold-Chain Corp.	Uni-President Enterprises Corp.	The Company	Purchases	1, 952, 900	55%	40 days	(Note 4)	15~50 days	(809, 963)	(66)	—
	President Chain Store Corp.	Subsidiary accounted by equity method	Sales	3, 555, 414	100%	15～30 days	(Note 6)	—	980, 231	100	—
Cayman Ton Yi Industrial Holdings Ltd.	Ton Yi Industrial Corp.	Subsidiary accounted by equity method	Purchases	US 51, 085	100%	—	—	—	(US 44, 828)	(100)	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US$ 25,829	53%	—	—	—	US$ 19,282	43	—
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Sales	US 21,476	44%	—	—	—	US 23,896	54	—
Kunshan President Enterprises Food Co., Ltd.	Hefei President Enterprises Co., Ltd.	A subsidiary of president Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Purchases	RMB 31,230	6%	—	—	—	(RMB 2,640)	(2)	—
Guangzhou President Enterprises Co., Ltd.	Fuchou President Co., Ltd.	A subsidiary of Kai Yi (BVI) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 96,910	21%	—	—	—	RMB 15,530	22	—
Tianjiang President Enterprises Food Co., Ltd.	PT ABC President Enterprises Indonesia	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Sales	RMB 34,100	50%	—	—	—	—	—	—
Hefei President Enterprises Co., Ltd.	Kunshan President Enterprises Food Co., Ltd.	A subsidiary of President Enterprises (China) Investment Co., Ltd. (accounted by equity method)	Sales	RMB 31,230	24%	—	—	—	RMB 2,640	71	—

			Description of the transaction				Description of and reasons for difference in transaction terms compared to non-related party transactions		Notes or accounts receivable / payable		
Purchase / sales company	Name of the counterparties	Relationship with the Company	Purchases /sales	Amount	Percentage of net purchases / sales	Credit terms	Unit price	Credit terms	Amount	Percentage of notes or accounts receivable /payable	Note
Fujian Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US$ 25,829	92%	—	—	—	(US$ 19,282)	(55)	—
Jiangsu Ton Yi Tinplate Co., Ltd.	Cayman Ton Yi Industrial Holdings Ltd.	An investor of Fujiam Ton Yi Tinplate Co., Ltd.	Purchases	US 21,476	96%	—	—	—	(US 23,896)	(73)	—

(Note 1): The standard period of payment to regular customers is within one month, it depends on client's payment policy.

(Note 2): The standard period of collection to regular customers is within two weeks after sales and foodstuff and animal feed within 60～70 days after sales, it depends on client's credit worthiness.

(Note 3): The purchase cost from Retail Support International Corp., Uni-President Cold-Chain Corp. and Wisdom Distribution Service Corp. includes markup computed by negotiated rate according to types of goods.

(Note 4): Insignificant difference.

(Note 5): Prepaidment for phone cards of $81,700 to Retail Support International Corp. at June 30, 2002.

(Note 6): The Sales of Uni-President Cold-Chain Corp. includes markup computed by negotiated rate according to types of goods.

(8) Receivables from related parties exceeding the lower of $100,000 and 20 percent of the enrolled capital (Units in thousands of currencies indicated):

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance Accounts	Ending balance Amount	Turnover rate	Receivables postponed Amount	Receivables postponed Resolution	Subsequent receipt	Provison for doubtful accounts
Uni-President Enterprises Corp.	Uni-President Cold-Chain Corp.	Subsidiary accounted by equity method	Accounts receivable	$ 809, 963	3. 66	$ –	$ –	$ 359, 190	$ –
	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts receivable	459, 401	3. 58	–	–	333, 301	–
			Other receivables	61	–	–	–	61	–
	Tung Ang Entrprises Corp.	A subsidiary of Kai Yu Investment Co., Ltd. (accounted by equity method)	Accounts receivable	686, 019	5. 32	–	–	231, 220	–
			Other receivables	48, 955	–	–	–	33, 831	–
	Tun Hsiang Enterprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable	232, 757	2. 65	–	–	89, 460	–
			Other receivables	12, 192	–	–	–	12, 192	–
	Tung Shun Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable	124, 163	2. 13	–	–	47, 371	–
			Other receivables	383	–	–	–	383	–
	Tung Sheng Entrprises Corp.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Accounts receivable	108, 082	2. 43	–	–	43, 748	–
			Other receivables	388	–	–	–	388	–
President Chain Store Corp.	Retail Support International Corp.	Subsidiary accounted by equity method	Accounts receivable	79, 046	–	–	–	–	–
			Other receivables	67, 580	–	–	–	–	–

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance		Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful accounts
			Accounts	Amount		Amount	Resolution		
Ton Yi Industrial Corp.	Cayman Ton Yi Industrial Holdings Ltd.	A subsidiary of Ton Yi Industrial Corp. (accounted by equity method)	Accounts receivable	$ 1, 502, 193	2. 65	$ —	$ —	$ 312, 423	$ —
			Other receivables	298, 223	—	—	—	267, 290	—
Retail Support International Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts receivable	2, 627, 877	7. 90	—	—	1, 425, 959	—
Uni-President Cold-Chain Corp.	President Chain Store Corp.	Subsidiary accounted by equity method	Accounts receivable	980, 231	5. 10	—	—	763, 280	—
Cayman President Holding Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holding Ltd. (accounted by equity method)	Accounts receivable -related parties	US 7, 326	—	—	—	—	—
Cayman Nanlien Holding Ltd.	Nella Ltd.	A subsidiary of Nanlien International Corp. (accounted by equity method)	Other receivables	US 3, 015	—	—	—	—	—
Nella Ltd.	Prospect Top Development Ltd.	A subsidiary of Cayman President Holdings Ltd. (accounted by equity method)	Other receivables	US 3, 297	—	—	—	—	—
President International Investment (BVI) Co.	Hong Kong Xiang Lu Industrial Ltd.	A director of it is the general manager of the Company	Other receivables	US 8, 509	—	—	—	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts receivable	US 19, 282	1. 41	—	—	US 5, 224	—

The name of the Company	Name of the counterparties	Relationship with the Company	Ending balance		Turnover rate	Receivables postponed		Subsequent receipt	Provison for doubtful accounts
			Accounts	Amount		Amount	Resolution		
	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Accounts receivable	US$ 23, 896	1. 14	$ —	$ —	US$ 3, 076	$ —
	Hong Kong Ton Yi Industrial Holdings Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other receivables	US 5, 022	—	—	—	—	—
Hong Kong Ton Yi Industrial Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other receivables	US 3, 833	—	—	—	—	—
Fujian Ton Yi Tinplate Co., Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other receivables	US 3, 833	—	—	—	—	—
Wuxi Ton Yi Industrial Packaging Corp.	Jiangsu Ton Yi Tinplate Co., Ltd.	A subsidiary of Cayman Ton Yi Industrial Holdings Ltd. (accounted by equity method)	Other receivables	US 5, 323	—	—	—	—	US 1, 812

9.Derivative Financial Instruments Transaction (Units in thousands of currencies indicated):

A. The Company's derivative financial instruments transaction(Note 10(1))

B. Cayman President Holding Ltd.(Including a subsidiary of Cayman President Holding Ltd. – Hong Kong President Holdings Ltd.)

a. Contract amount or notional principals amount and credit risk

Derivative financial instrument	June 30,2002 Contract amount (Notional principals amount)		Credit risk
Interest Rate Swap Contracts	USD$	75,000	$ –
Forward Foreign Exchange Contracts – USD/JPY	USD$	2,000	–
Foreign Currency Option-JPY/USD	USD$	31,250	–

The credit risk stated above represents the ultimate loss from the Currency Swap Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The Interest Rate Swap Contracts is used for hedging. Gain or loss resulted from the fluctuation of market interest rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, the market risk is immaterial.

c. Liquidity risk, cash flow risk and amount, timing and uncertainty of future cash demand

The purpose of holding derivative financials instruments is for hedging. As the company has sufficient working capital and due to the certainty of the interest and exchange rate under the contracts. Accordingly, the liquidity risk is low.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments and the strategy for achieving the objectives

(a). Interest Rate Swap Contracts

Ⅰ. Transaction terms:

Between October 17 to November 24, 2000, the Company signed the contract agrees to pay or receive semi-annually the difference between floating and fixed interest rate during the 3- year period of the contract.

Ⅱ. The company sign the Interest Rate Swap Contract to hedge the effects of the assets and liabilities denominated in foreign currencies resulted from the variation of interest and exchange rates. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions and they are evaluated periodically.

(b) Forward foreign exchange contracts

The derivative financial instruments held by the company are not for trading purpose. The company engages in Forward Foregin Exchange Contract etc. in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Recognization of gain or loss

The liabilities and assets resulted from the Interest Rate Swap Contracts Were offset. As of June 30, 2002, net liabilities to USD 683 resulted from the Interest Rate Swap contracts recorded as other current liabilities. Royalty Income on Foreign Currency Option is recorded as non-operating revenue.

f. Fair value of the derivative financial instruments

	June 30,2002			
Derivative financial instruments	Book Value		Fair Value	
Interest Rate Swap Contracts	USD	–	(USD$	2, 357)
Forward Foreign Exchange Contracts- USD/JPY	USD	–	(USD$	176)
Foreign Currency Option-JPY/USD	USD	–	(USD$	281)

C.Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

	June 30,2002			
Derivative financial instruments	Contract amount (Notional principals amount)		Credit risk	
Advance Purchase Forward Foreign Exchange Contracts－USD	US$	2, 400	$	–
Advance Booking Forward Foreign Exchange Contracts－USD	US	15, 000	$	5, 352
Advance Booking Forward Foreign Exchange Contracts－JPY/USD	JPY	300, 000		–
Foreign Currency Option－USD/NTD	US	98, 760		155, 336
Foreign Currency Option－USD/JPY	US	75, 000		–
Currency Swap Contract－USD/NTD	US	261, 770		–
	NTD	8, 954, 633		
Currency Swap Contract－USD/JPY	US	9, 266		–
	JPY	1, 193, 000		

The credit risk stated above represents the ultimate loss from the Currency Swap

Contracts if settled at the balance date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings, the credit risk is minimal.

b. Market risk

The main purpose of holding derivative financial instruments is to hedge loss. Gain or loss resulted from fluctuation of interest or exchange rates will be offseted by the gain or loss incurred from the hedged items. Accordingly, market risk is immaterial.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

Up to June 30, 2002, the Company estimated that before August 23, 2002,the above Advance Purchases Forward Foreign Exchange Contracts will generate cash inflows of US $2,400, and cash outflows of $82,804. Before December 23, 2002, the Advance Booking Forward Foreign Exchange Contracts will generate cash inflows of $509,052 and cash outflow of JPY 300,000 and US$12,619.

The Company estimated that before March 5, 2005, the Currency Swap Contract will generate cash inflows of US$271,036 and cash outflows of $8,954,633 and JPY $1,193,000.

By June 30, 2002, the above Advance Purchases Forward Foreign Exchange Contracts generated cash inflows of US$76,550 and cash outflows of 2,521,285 before Feburary 28, 2002, and the Currency Swap Contract generated cash inflows of US$66,000 and cash outflows of $2,236,240 before January 29, 2002. The Company estimated it will generate cash inflows of US$37,000 and cash outflows of $1,213,170 before July 25, 2002. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk in minimal.

The Company recognized the premium of the receipts (payments) in non-operating revenue and expense from sale and purchase Forward Foreign Exchange Option transactions. The Company option exercise price is based on the current market value at the fixed cost, and the holding (issuing) period is matched by the Company's future cash flow, when as the contract is due. The market risk of the exchange foreign fluctuation, and impact on to the Company's operation is insignificant.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by the Company are not for trading purpose. The Company engages in Forward Foreign Exchange Contract and Currency Swap Contract in order to hedge the risks of the assets, liabilities and commitments denominated in foregin currencies resulted from fluctuation of exchange rates. The strategy for achieving the objective is to hedge the most of market risk. The hedging instruments are derivative financial instruments with inverse relationship with the market value of the hedged positions, and are evaluated periodically.

e. Presentation of derivative financial instruments on the financial statements

Derivative financial instruments	Premium or Net Receipts (Payments) on Forward Foreign Exchange June 30,2002	
Advance Purchase Forward Foreign Exchange contract－USD	($ 2,451)	(Note 1)
Advance Booking Forward Foreign Exchange contract－USD	5,352	(Note 2)
Advance Booking Forward Foreign Exchange contract－JPY/USD	(4,231)	(Note 3)
Foreign Currency Option－USD/NTD	155,336	(Note 4)
Foreign Currency Option－USD/JPY	(35,872)	(Note 5)
Currency Swap Contract－USD/NTD	(190,574)	(Note 6)
Currency Swap Contract－USD/JPY	(23,612)	(Note 7)

(Note 1) The net receipts in Advance Purchase Forward Foreign Exchange Contract－USD is $2,451 are recorded as other current liabilities. The Advance Purchase Forward Foreign premium unamortization of $24 is recorded as other current liabilities, and the exchange loss of $2,475 is recorded as non-operating expense.

(Note 2) The net receipts in Advance Booking Forward Foreign Exchange Contract－USD is $5,352 are recorded as decrease of other current liabilities. The Advance Booking Forward Foreign discount unamortization of $985 is recorded as prepayments and other current liabilities, and the exchange gain of $6,337 is recorded as decrease of non-operating expense foreign exchange loss.

(Note 3) The net receipts in Advance Booking Forward Foreign Exchange Contract－JPY is $4,231 are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $407 is recorded as other current liabilities, and the exchange loss of $4,638 is recorded as non-operating expense.

(Note 4) The net receipts on Foreign Exchange Option-USD of $155,336 are recorded as decrease of other current liabilities, and the exchange gain of $155,336 are recorded as decrease of non-operating expense foreign exchange loss.

(Note 5) The net receipts on Foreign Exchange Option-JPY of $35,872 are recorded as other current liabilities, and the exchange loss of $35,872 are recorded as non-operating expense-foreign exchange loss of $18,510 and cumulative translation adjustments of $17,362, respectively.

(Note 6) The net receipts on Currency Swap Contract – USD/NTD of $190,574 are recorded as other current liabilities of $170,264 and other liabilities of $20,310, respectively. The Advance Purchases Forward Foreign premium unamortization of $5,290 is recorded as other current liabilities, and the exchange loss of $195,864 are recorded as non-operating expense – foreign exchange loss.

(Note 7) The net receipts on Currency Swap Contract—USD/JPY of $23,612 are recorded as other current liabilities. The Advance Booking Forward Foreign premium unamortization of $3,429 is recorded as other current liabilities, and the exchange loss of $27,041 is recorded as non-operating expense-foreign exchange loss.

f. Fair value of derivative financial instruments.

Derivative financial instruments	June 30,2002 Book value	June 30,2002 Fair value
Advance Purchase (Booking)Forward Foreign Exchange Contract	($ 1, 330)	($ 1, 330)
Foreign Currency Option	119, 464	119, 464
Currency Swap Contract	(214, 186)	(214, 186)

The method and assumption used to estimate the fair value of derivative financial instruments are summarized as follows:

The fair value of derivative financial instruments are estimated based on the amount the company may receive or pay assuming that the contracts are settled at the balance sheet date. Generally, it includes the current unrealized gain from open contracts. Most of the derivative financial instruments have price quote by financial institution.

D. Investee of Ton Yi Industrial Corp.

a. Contract amount or notional principals amount and credit risk

		June 30,2002		
Name of the investee	Financial instrument	Contract amount (Nominal principals amount)		Credit risk
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	USD	43, 860	$ –
		JPY	5, 000, 000	–
	Advance Booking Forward	JPY	1, 300, 000	–
		USD	10, 539	–

The credit risk stated above represents the ultimate loss from the Interest Rate Swap Contracts if settled at the balance sheet date and defaulted by the counterparts. However, as the counterparts are banks with good credit ratings in Taiwan, the credit risk is minimal.

b. Market risk

The investee use Currency Swap Contract to hedge risk. Gain or loss resulted form fluctuation of exchange rates will be offseted by the gain or loss incurred from the hedged items.

c. Liquidity risk, cash flow risk, and amount, timing and uncertainty of future cash demand

The investee estimated that before January 14, 2003, the above Currency Swap Contract will generate cash inflows of JPY$5,000,000 and cash outflows of US$43,860. The Company estimated that before January 27, 2003, the Advance Booking Forward Exchange Contracts will gonerate cash outflow of JPY$1,300,000 and cash inflow of US$10,539. As the investee has sufficient working capital, the liquidity risk is low. And due to the certainty of the exchange rate under the Currency Swap Contract, the cash flow risk is minimal.

d. Type of derivative financial instruments, the objectives of holding derivative financial instruments, and the strategy for achieving the objectives.

The derivative financial instruments held by investee are not for trading purpose. The investee engages in Currency Swap Contracts in order to hedge risk of the liabilities denominated in foreign currencies resulted from fluctuation of exchange rates. The strategy adopted by the investee is to hedge most of the market risk. The hedging instruments are derivation financial instruments with inverse relationship the market value of the hedged positions and they are evaluated at periodically.

e. Presentation of derivative financial instruments on the financial statements

The liabilities and assets resulted from the Currency Swap Contract and Advance Booking Forward were offseted. As of June 30, 2002, net liabilities to US$2,435 resulted from the Currency Swap Contract were recorded as other current liabilities.

f. Fair value of the financial instruments.

		June 30,2002	
Name of the investee	Derivative financial instruments	Book value	Fair value
Cayman Ton Yi Industrial Holdings Ltd.	Currency Swap Contract	(US$ 2, 047)	(US$ 2, 047)
	Advance Booking Forward	(US$ 388)	(US$ 388)

The method and assumption used by investee to estimate the fair value of derivative financial instruments are as follows:

The fair value of derivative financial instruments are estimated based on the amount the investee may receive or pay assuming that the contract is settled at the balance sheet date.Generally, it includes the unrealized gain or loss from the open contract.

2. Related information on investees (Units in thousands of currencies indicated):

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
Uni-President Enterprise Corp.	President International Trade and Investment Corp.	Trotola, British Virgin Islands	Investments on manufacturing business	$ 1,750,530	$ 218,730	45,012	100.00%	$ 2,988,287	($ 60,525)	($ 60,525)	Subsidiary
	Kai Yu Investment Co., Ltd.	Tainan Hsien	General investment	3,200,000	3,200,000	320,000	100.00%	707,491	22,023	15,637	Subsidiary
	Kai Nan Investment Co., Ltd.	Tainan Hsien	General investment	600,000	600,000	60,000	100.00%	399,155	(12,616)	13,697	Subsidiary
	Uni-President Glass Industrial Co., Ltd.	Tainan Hsien	Manufacturing of glass	397,366	397,366	36,000	100.00%	380,774	(4,840)	(16,144)	Subsidiary
	President Global Corp.	Buena Park, CA, U.S.A	Instant noodles and juice can importation	147,250	147,250	500	100.00%	314,349	15,734	15,549	Subsidiary
	U-Chains Enterprise Corp.	Tainan Hsien	Distribution center	270,036	270,036	19,800	100.00%	239,270	1,485	(4,172)	Subsidiary
	Tone Sang Construction Corp.	Tainan Hsien	Construction of buidings	478,030	293,030	19,800	100.00%	165,539	(25,157)	(27,157)	Subsidiary
	Nanlien International Corp.	Taipei City	Importation and exportation business	225,459	225,459	99,999	99.99%	1,067,467	81,800	85,258	Subsidiary
	President Entertainment Corp.	Tainan Hsien	Entertaining business	901,528	901,528	63,966	61.80%	811,621	(6,872)	(4,247)	Subsidiary
	President International Development Corp.	Taipei City	Construction and operation of shopping mall	8,775,000	8,775,000	877,500	58.50%	7,885,246	(269,823)	(144,489)	Subsidiary
	President Nisshin Corp.	Tainan Hsien	Processing, manufacturing and sale of fat	40,808	40,808	6,120	51.00%	127,919	27,568	13,235	Subsidiary
	Tong-Jeng Development Corp.	Tainan City	Land development	1,500,000	1,500,000	150,000	50.00%	1,401,983	(12,416)	(6,207)	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	The Company / majority owned subsidiary owns: Percentage of ownership	The Company / majority owned subsidiary owns: Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Kikkoman Inc.	Tainan Hsien	Manufacturing of soy sauce	$ 45, 000	$ 45, 000	6, 000	50. 00%	$ 150, 580	$ 30, 628	$ 13, 078	—
	President Chain Store Corp.	Taipei City	Investments and operations of supermarket	4, 797, 049	4, 659, 640	309, 287	44. 59%	6, 757, 010	983, 182	20, 864	—
	Ton Yi Industrial Corp.	Tainan Hsien	Processing, manufacturing and sale of tinplates	8, 737, 720	8, 737, 720	665, 148	43. 34%	7, 047, 211	(249, 805)	(212, 807)	—
	Tung Ho Development Co., Ltd	Taipei City	Leisure club	151, 010	100, 479	36, 528	42. 18%	211, 240	(254, 165)	(102, 172)	—
	Eagle Cold Storage Enterprise Co., Ltd.	Taichung City	Sale of cold foods	534, 324	534, 324	40, 887	37. 36%	475, 868	20, 170	6, 046	—
	Mospec Semiconductor Corp.	Tainan Hsien	Manufacturing of electronic material	116, 839	121, 824	23, 907	30. 99%	264, 704	8, 295	2, 435	—
	Presicarre Corp.	Taipei City	General merchandise	211, 682	211, 682	87, 561	30. 50%	2, 472, 976	853, 386	259, 674	—
	TTET-Union Corp.	Tainan Hsien	Manufacturing of soy oil	315, 066	315, 066	44, 535	29. 51%	646, 358	165, 972	46, 420	—
	President Securities Corp.	Taipei City	Trading securities	2, 191, 824	2, 191, 824	287, 633	25. 50%	4, 092, 699	368, 264	85, 812	—
	Qware Systems & services Corp.	Taipei City	Business of computer system	195, 287	195, 287	13, 475	24. 76%	147, 287	(1, 906)	(1, 018)	—
	Ztong Yee Industrial Co., Ltd.	Tainan Hsien	Manufacturing of battery	149, 944	149, 944	18, 042	20. 00%	221, 931	84, 909	16, 982	—
	Scino Pharm Taiwan Ltd.	Tainan Hsien	Biochemistry	690, 338	527, 100	65, 074	17, 59%	627, 871	(226, 894)	(62, 927)	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	202, 064	202, 064	20, 206	10. 10%	167, 290	(197, 871)	(34, 510)	—
	Tonpal Optoelectronics Inc.	Hsinchu City	Manufacturing of electronic material	2, 299, 197	2, 299, 197	209, 249	9. 71%	2, 384, 984	732, 131	74, 185	—
	Cayman President Holding Ltd. etc.	Grand Cayman, Cayman Islands etc.	Investments on manufacturing business etc.	4, 674, 242	4, 600, 817	—	7. 14%～100. 00%	753, 404	157, 386	105, 927	Subsidiary

				Original investments		The Company / majority owned subsidiary owns					
Investors	Name of Investees	District	Main business	Current period ending balance	Prior period ending balance	Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
President International Trade and Investment corp.	Uni-President (USA), Inc.	City of Industry, CA, U.S.A.	Instant noodles	US$ 15,000	US$ 15,000	150	100.00%	US$ 9,176	US$ 810	$ —	Indirect owned subsidiary
	Shanghai President Internstional Food Co., Ltd. etc.	Shanghai City etc.	Biscuits, bread, etc.	US 25,450	US 37,500	—	100.00%	US 3,679	(RMB 6,389)	—	Indirect owned subsidiary
Kai Yu Investment Co., Ltd.	Kai Yu Investment (BVI) Co., Ltd.	Tortola, British Virgin Islands	Investments on manufacturing business	1,722,946	879,167	51,378	100.00%	1,396,887	39,471	—	Indirect owned subsidiary
	Century Quick Service Restaurant Co., Ltd.	Taipei City	Instant food	292,500	142,500	29,250	75.00%	153,480	(79,376)	—	Indirect owned subsidiary
	TTET-Union Corp.	Tainan Hsien	Manufacturing of soy oil	109,233	109,233	7,582	5.00%	110,799	228,426	—	—
	Ton Yi Industrial Corp.	Tainan Hsien	Processing, manufacturing and sale of tinplates	405,757	405,757	24,452	2.00%	138,105	(267,113)	—	—
	Tung Ang Enterprises Corp.	Tainan Hsien etc.	Sale of soft drinks etc.	66,000	66,000	—	60.00%～100.00%	44,662	(1,658)	—	Indirect owned subsidiary
Kai Nan Investment Co., Ltd.	President Securities Corp.	Taipei City	Trading securities	601,180	601,180	29,109	2.58%	550,497	413,360	—	—
President Global Corp.	Ameripec Inc.	Buena Park, CA, U.S.A.	Manufacturing, processing and sale of food etc.	US 3,951	US 3,951	3	100.00%	US 3,951	(US 37)	—	Indirect owned subsidiary
	President East Co. etc.	New York, U.S.A. etc.	Manufacturing,, processing and sale of food etc.	US 1,022	US 1,022	—	20.00%～50.00%	US 890	—	—	—
Cayman President Holdings Ltd.	President Enterprise (China) Investment Co., Ltd.	Shanghai City	Investments holdings	US 248,160	US 248,160	—	100.00%	US 248,803	US 10,717	—	Indirect owned subsidiary
	Uni-President Vietnam Co., Ltd.	Ho Chi Minh City , Vietnam	Food, flour, fats etc.	US 27,000	US 22,000	—	100.00%	US 23,064	(US 1,504)	—	Indirect owned subsidiary
	Hong Kong President Holdings Ltd.	Hong Kong	Investments holdings	US 10,349	US 10,349	80,000	100.00%	(US 5,942)	(US 222)	—	Indirect owned subsidiary
	Zhangjiagang President Nisshin Food Co., Ltd.	Jiangsu City	Oil and flour	US 10,200	US 10,200	—	60.00%	US 9,304	US 36	—	Indirect owned subsidiary

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Cargil Holdings President Pte.Ltd.	Singapore	Investments holdings	US 7,950	—	—	50.00%	US 7,414	(US 490)	—	—
	PT ABC President Enterprises Indonesia.	Jakarta, Indonesia	Instant noddles	US$ 7,600	US$ 7,600	6,524	47.41%	US$ 6,292	US$ 3,085	$ —	—
	Queen Holding (BVI) Limited	Tortola, British Virgin Islands	Investments holdings	US 12,067	US 12,067	5	45.40%	US 15,134	US 1,232	—	—
	PPG Investment, Inc.	Rancho Cucamonga, CA, U.S.A	Investments holdings	US 3,182	US 3,182	—	45.40%	US 4,464	US 1,617	—	—
	Chongqing Carrefour Hypermarket Chainstore Co., Ltd.	Chongqing City	Retails	US 13,191	US 13,191	—	45.00%	US 11,111	US 1,616	—	—
	Jiafu (Tianjin) International Trading Co., Ltd.	Tianjin City	Retails	US 5,400	US 5,400	—	45.00%	US 6,041	(US 96)	—	—
	Guangazhou President Supermarket Co., Ltd.	Guangzhou City	Warehouse & Wholesale	US 3,780	US 3,780	—	45.00%	US 3,780	—	—	—
	Zhunai Kirin President Brewery Co., Ltd.	Guangdong Province Zhunai City	Beer, mineral water	US 22,200	US 22,200	—	30.00%	US 22,967	US 1,402	—	—
	President Energy Development (Cayman Island) Ltd.	Grand Cayman, Caymand Islands	Energy development	US 10,200	US 10,200	10,200	25.50%	US 9,070	(US 293)	—	—
	Uni-President International (HK) Co., Ltd. etc.	Hong Kong etc.	General trading etc.	US 29,610	US 26,848	—	20.00%～100.00%	US 5,292	(US 13,517)	—	Indirect owned subsidiary
Nanlien International Corp.	Cayman Nanlien Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	130,664	130,664	4,010	100.00%	112,527	2,700	—	Indirect owned subsidiary
	Retail Support International Corp.	Taoyuan Hsien	Distribution center	153,480	153,480	4,000	20.00%	146,641	57,467	—	—
	Lien Lu enterprise Corp. etc.	Taipei Hsien etc.	Sale of food etc.	975,453	1,167,485	—	20.00%～100.00%	996,022	152,455	—	Indirect owned subsidiary
President Natural Industrial Corp.	President Organics Co., Ltd.	Taoyuan Hsien	Organic food	20,000	20,000	2,000	20.00%	5,077	(10,896)	—	—
President International Development Corp.	President International Investment (BVI) Holdings Ltd.	Tortola, British Virgin Islands	General investment	4,274,952	3,931,365	128,449	100.00%	5,322,274	(91,610)	—	Indirect owned subsidiary

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	President Life Science Co., Ltd.	Taipei City	Manufacturing of chemical material and instruments	$ 1,500,000	$ 1,500,000	150,000	100.00%	$ 1,458,930	($ 48,990)	$ —	Indirect owned subsidiary
	Tong Shou Investment Corp.	Taipei City	Investments holdings	111,400	—	11,400	100.00%	111,380	(20)	—	Indirect owned subsidiary
	Tong Cheng Investment Corp.	Taipei City	Investments holdings	111,400	—	11,400	100.00%	111,380	(20)	—	Indirect owned subsidiary
	Ton-Jeng Development Corp.	Tainan Hsien	Land development	1,800,000	1,800,000	150,000	50.00%	1,661,007	(12,420)	—	—
	Presitex Co., Ltd.	Taipei City	Manufacturing and sale of clothing.	189,182	189,182	18,918	38.74%	123,315	(74,070)	—	—
	President Entertainment Corp.	Tainan Hsien	Enterainment business	1,186,008	1,186,008	39,534	38.20%	547,489	(6,870)	—	—
	SY Nergy Scientech Corp.	Hsinchu City	Manufacturing of lithium battery	692,544	692,544	55,404	35.07%	537,278	(81,660)	—	—
	Kang Na Hsiung Enterprise Co., Ltd.	Tainan Hsien	Tissue and sanitary towels	412,307	425,269	41,400	24.96%	494,799	92,210	—	—
	Tonpal Optoelectronics Inc.	Miaoli Hsien	Manufacturing of electronic material	2,597,444	3,065,626	237,679	11.03%	2,717,870	732,130	—	—
	Allianz President Life Insurance Co., Ltd.	Taipei City	Life insurance	182,060	202,064	18,206	9.10%	148,774	(197,870)	—	—
	Scino Pharm Taiwan Ltd.	Taiwan Hsien	Biochemistry	212,474	—	21,247	5.74%	196,804	(217,180)	—	—
	President Medical Technologies Co., Ltd. etc.	Taipei City etc.	Wholesale of precision instruments etc.	563,749	454,547	—	7.14%～50.00%	177,339	(145,250)	—	—
President Asian Enterprises Inc.	T & T Supermarket Inc.	Richmond, BC, Canada	Wholesaling	CAN 0.3	CAN 0.5	—	20.00%	CAN 3,281	CAN 5,423	—	—
	President Canada Construction Inc. etc.	Burnaby, BC, Canada etc.	Real estate business etc.	CAN 0.35	CAN 0.35	—	50.00%～100.00%	(CAN 702)	(CAN 499)	—	—
President Chain Store Corp.	President Chain Store (BVI) Holdings Ltd.	Tortola, British Virgin Islands	Investments holdings	1,520,766	1,207,067	46,405	100.00%	1,348,761	(86,491)	—	—
	President Drugstore Business Corp.	Taipei City	General merchandise	396,000	396,000	1,167,485	100.00%	176,852	2,423	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Ren-Hui Investment Corp.	Taipei City	Investments holdings	$ 198,000	$ 198,000	19,800	100.00%	$ 147,293	$ 1,032	$ —	—
	Wisdom Distribution Service Corp.	Taipei City	Distribution of magazines	50,000	50,000	7,540	100.00%	111,398	15,190	—	—
	President Transnet Corp.	Taipei Hsien	Sale and transportation of food	569,230	409,230	55,600	80.00%	140,400	(204,866)	—	—
	Mech-President Co., Ltd.	Tainan Hsien	Filling station and elevator	276,940	276,940	43,759	66.30%	173,450	53,231	—	—
	President Musashino Corp.	Taipei City	Cooking and development of food	309,240	309,240	29,880	60.00%	318,495	31,874	—	—
	Uni-President Cold-Chain Corp.	Tainan Hsien	Distribution center	237,437	237,437	14,280	60.00%	308,177	53,406	—	—
	President Information Corp.	Taipei City	Information consult	100,264	100,264	7,150	54.17%	118,354	19,509	—	—
	Uni-President Takashimaya Co., Ltd.	Taipei City	General merchandise	125,000	125,000	12,500	50.00%	113,183	(20,144)	—	—
	Uni-President Oven Bakery Corp. etc.	Taipei City etc.	Bread retailing etc.	876,665	835,613	—	25.00%～100.00%	642,656	55,235	—	—
Ton Yi Industrial Corp.	Cayman Ton Yi Indstrial Holdings Ltd.	Grand Cayman, Cayman Islands	Investment holdings	1,388,578	1,388,578	4,001	100.00%	(875,791)	(139,792)	—	—
	Tove Can Co.,Vietnam Ltd. etc.	Ho Chi Minh City, Vietnam etc.	Manufucturing of cans etc.	62,307	62,307	—	40.00%～100.00%	98,757	9,215	—	—
Uni-President Cold-Chain Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business	23,850	10,000	2,385	25.00%	23,850	8,275	—	—
Retail Support International Corp.	President Logistics International Corp.	Taoyuan Hsien	Transportation business etc.	69,400	51,300	—	49.00%～51.00%	78,512	15,295	—	—
Mech-President Co., Ltd.	Safety Elevator Corp.etc.	Tainan City etc.	Manufacturing and maintance of elevator etc.	38,145	18,182	—	100.00%	43,652	1,478	—	—
Kai Yu Investment (BVI) Co., Ltd.	Fuchou President Co., Ltd.	Fukien Provinice Fuchou City	Instant noodles	US 10,000	US 1,500	—	100.00%	US 9,673	(RMB 2,323)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
President Enterprises (China) Investrment Co., Ltd.	Shanghai Sonjian President Enterprises Co., Ltd.	Shanghai City	Feed	US$ 3, 208	US$ 3, 208	—	100. 00%	US$ 2, 780	RMB$ 2, 602	$ —	—
	Beijing President drinks Co., Ltd.	Beijing City	Soft drinks	US 5, 000	US 5, 000	—	66. 66%	US 7, 810	RMB 23, 831	—	—
	Kunshan President Kikkoman Biotechnology Co., Ltd.	Jiangsu Province Kurshan City	Manufacturing of soy sauce	US 4, 000	US 3, 000	—	50. 00%	US 3, 722	(RMB 2, 470)	—	—
	Zhuhai Kirin President Brewery Co., Ltd.	Guangdong Province Zhuhai City	Beers and mineral water	US 7, 400	US 7, 400	—	10. 00%	US 7, 582	RMB11, 604	—	—
	President Coffee(Cayman) Holdings Ltd. etc.	Grand Cayman, Cayman Islands etc.	Prfessional investment etc.	US 3, 200	US 3, 200	—	45. 00%～ 50. 00%	US 1, 678	(US 1)	—	—
	Guangzhou President Enterprises Food Co., Ltd.	Guangazhou City	Oil, feed, instand noodles, soft drinks, dair products, etc.	RMB 397, 300	RMB 397, 300	—	100. 00%	RMB 404, 377	RMB21, 626	—	—
	Kunshan President Enterprises Co., Ltd.	Jiangsu Province Kunshan City	Meat, instant noodles, soft drinks	RMB 331, 112	RMB 331, 112	—	100. 00%	RMB 328, 694	RMB33, 440	—	—
	Wuhan President Enterprises Food Co., Ltd.	Wuhan City	Meat, instant noodles, soft drinks	RMB 200, 359	RMB 200, 359	—	100. 00%	RMB 303, 453	RMB23, 397	—	—
	Chengdu President Enterprises Food Co., Ltd.	Sichuan Province wenjiang Hsien	Meat, instant noodles, soft drinks	RMB 165, 586	RMB 165, 586	—	100. 00%	RMB 228, 384	RMB31, 313	—	—
	Shenyang President Enterprises Co., Ltd.	Shenyang City	Instant noodles, soft drinks, dairy products, etc.	RMB 124, 190	RMB 124, 190	—	100. 00%	RMB 166, 760	(RMB 1, 407)	—	—
	Xinjing President Enterprises Food Co., Ltd.	Xinjiang Province Urcmgi City	Tomato products etc.	RMB 128, 304	RMB 128, 304	—	100. 00%	RMB 128, 674	RMB 1, 572	—	—
	Zhongshan President Enterprises Co., Ltd.	Guangdong Province Zhongshan City	Marine products etc.	RMB 99, 332	RMB 99, 332	—	100. 00%	RMB 113, 731	RMB 2, 472	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Harbin President Enterprises Co., Ltd.	Harbin City	Instant noodles, soft drinks, dairy products, etc.	RMB$ 124, 181	RMB$ 124, 181	—	100. 00%	RMB$ 101, 369	(RMB$ 9, 532)	$ —	—
	Hefei President Enterprises Co., Ltd.	Anhui Province Hefei City	Instant noodles, soft drinks	RMB 82, 791	RMB 82, 791	—	100. 00%	RMB 86, 519	RMB 6, 425	—	—
	Meishan President Feed & Oil Co., Ltd	Sichuan Province Meishan Hsien	Animal feeds, vegetable Oil	RMB 82, 777	RMB 82, 777	—	100. 00%	RMB 66, 301	(RMB 3, 319)	—	—
	Tianjng President Enterprises Food Co., Ltd.	Tianjng City	Flour, instant noodles, flour	RMB 109, 266	RMB 109, 266	—	94. 49%	RMB 102, 165	(RMB 2, 424)	—	—
	Qingdo President Food & Livestock Co., Ltd.	Qingdo City	Feed, breed stock and poultry	RMB 99, 332	RMB 99, 332	—	80. 00%	RMB 88, 503	(RMB 4, 763)	—	—
	Shanghai President Enterprises Livestock Food Co., Ltd.	Shanghai City	Animal food	RMB 51, 818	RMB 51, 818	—	78. 25%	RMB 41, 361	(RMB 4, 439)	—	—
	Beijing President Food Co., Ltd.	Beijing City	Instant noodles	RMB 56, 454	RMB 56, 454	—	55. 00%	RMB 33, 652	RMB 2, 607	—	—
	Beijing President Enterprises Drinks & Food Co., Ltd.	Beijing City	Instant noodles, soft drinks and diary food	RMB 20, 700	—	—	33. 33%	RMB 21, 750	RMB 23, 831	—	—
President International Investment (BVI) Holding Ltd.	Uin- Home Tech Corp.	Tortola, British Virgin Islands	General investment	US 43, 972	US 43, 972	43, 972	50. 00%	US 56, 497	US 2, 407	—	—
	President Energy Development (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands	General investment	US 15, 834	US 15, 834	15, 834	39. 58%	US 14, 596	(US 304)	—	—
	Scinopharm (Kunsan) Biochemical Technology Co., Ltd.	Jiansu Province Kunsan City	Manufacturing of biochemical medicine	US 1, 000	US 500	1, 000	33. 33%	US 954	—	—	—
	Accuary Inc.	Silicon Valley, CA, USA	Computerized knife	US 14, 500	US 11, 500	7, 833	30. 15%	US 11, 336	(US 2, 340)	—	—
	Xiang Lu Petrochemicals (Xiamen) Co., Ltd.	Fujian Province Xiamen City	Petrochemical	US 49, 700	US 46, 800	—	30. 00%	US 49, 367	—	—	—
	Outlook Investment Pte Ltd.	Singapore	General Investment	STD 7, 433	STD 7, 433	7, 433	25. 00%	US 5, 228	US 346	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
President Life Science Co., Ltd.	President Life Science Cayman Co., Ltd.	Grand Cayman, Cayman Islands	Global finance holdings	$ 821,451	$ 654,405	20,250	100.00%	$ 767,251	($ 34,540)	$ —	—
	President Biosystem Co., Ltd. etc.	Taipei City etc.	Organism wafer etc.	99,182	99,182	—	22.98%~ 96.25%	79,839	(19,360)	—	—
President Chain Store (BVI) Holdings Ltd.	President Chain Store (Labuan) Holdings Ltd.	Malaysia Labuan Islands	Investments holdings	US 19,910	US 19,910	19,910	100,00%	US 16,801	(US 1,070)	—	—
	President Coffee (Cayman) Holdings Ltd.	Grand Cayman, Cayman Islands	Investments holdings	US 3,000	US 3,000	3,000	50.00%	US 1,412	US 127	—	—
	Presiclerc Ltd.	Tortola, British Virgins Islands	Investments holdings	US 6,418	—	6,175	47.50%	US 5,103	(RMB 21,363)	—	—
	T & T Supermarket Inc.	Richmond, BC, Canada	Whdesale and retail business	US 7,537	—	—	20.00%	US 7,375	CAN 5,423	—	—
Cayman Ton Yi Industrial Holdings Ltd.	Wuxi Ton Yi Industrial Packaging Co., Ltd.	Jiangsu Province Wuxi City	Manufacturing of cans	US 6,720	US 6,720	—	100.00%	US 3,684	(US 759)	—	—
	Chengdu Ton Yi Industrial Packaging Co., Ltd.	Szechwan Province Chengdu City	Manufacturing of cans	US 7,500	US 7,500	—	100.00%	US 1,889	(US 837)	—	—
	Hong Kong Ton Yi Industrial Holdings Ltd.	Hong Kong	General Investment	US 10	US 10	—	100.00%	US 227	US 5	—	—
	Cayman Fujian Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 33,993	US 33,993	—	88.58%	US 24,725	(US 2,128)	—	—
	Cayman Jiangsu Ton Yi Holdings Ltd.	Grand Cayman, Gayman Islands	General Investment	US 28,127	US 28,127	—	87.93%	US 13,737	(US 2,457)	—	—
Kunshan President Enterprise Food Co., Ltd.	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB 2,500	RMB 2,500	—	50.00%	RMB 2,505	RMB 1	—	—
Wuhan President Enterprise Food Co., Ltd.	Nanchang President Enterprises Co., Ltd.	Jiangxi Province Nanchang City	Instand noodles, soft drinks, daity products	RMB 45,000	RMB 45,000	—	100.00%	RMB 49,173	(RMB 759)	—	—

Investors	Name of Investees	District	Main business	Original investments: Current period ending balance	Original investments: Prior period ending balance	The Company / majority owned subsidiary owns: Shares (in thousands)	Percentage of ownership	Book value	Net income (loss) of investees	Income (loss) recognized by the Company	Note
	Guangzhou Wang Sheng Industrial Co., Ltd.	Guanhazhou City	Manufacturing, Processing and sales of food	RMB$ 2,500	RMB$ 2,500	—	50.00%	RMB$ 2,505	RMB$ 1	$ —	—
Meishan President Feed & Oil Co., Ltd.	President Fuche (Qingdo) Co., Ltd	Qingdo City	Manufacturing and Processing of eggs	RMB 4,318	—	—	50.00%	RMB 4,318	—	—	—
President Life Sciences Cayman Co., Ltd.	Aura Oncology Systems.Inc. etc.	Sunny Bale, CA, U.S.A. etc.	Analysis of cell etc.	US 7,850	US 7,850	—	29.41%~ 70.88%	US 4,772	(US 1,938)	—	—
President Chain Store (Lubuan) Holdings Ltd.	Philippine Seven Corp.	Mandaluyoung City, Philippine	Retail of food and merchandise	US 19,882	US 19,882	119,575	50.40%	US 16,779	(PESO 44,622)	—	—
President Coffee (Cayman) Holdings Ltd.	Shanghai President Coffee Corp.	Shanghai City	Sale of coffee	US 4,000	US 4,000	—	100.00%	US 2,266	US 150	—	—
Philippine Seven Corp.	Convenience Distribution Inc.	Quezon City, Philippine	Distribution and storage	PESO 38,080	PESO 38,000	3,808	100.00%	PESO 45,413	PESO 3,209	—	—
	Store Sites Holdings Inc.	Manila, Philippine	Investments holdings	PESO 42,742	PESO 42,742	40	40.00%	PESO 42,618	PESO 540	—	—
Cayman Fujian Ton Yi Holdings Ltd.	Fujian Ton Yi Tinplate Co., Ltd.	Fujian Province Longhai City	Manufactruing of tinplates	US 32,668	US 32,668	—	83.58%	US 27,810	(US 2,529)	—	—
Cayman Jiangsu Ton Yi Holdings Ltd.	Jiangsu Ton Yi Tinplate Co., Ltd.	Jiangsu Province Wuxi City	Manufactruing of tinplates	US 31,217	US 31,217	—	82.86%	US 15,644	(US 2,792)	—	—

3. Disclosure Of Information On Indirect Investments In Mainland China

A. The basic information of investments in Mainland China as of June 30, 2002 were as follows (Units in thousands of currencies indicated):

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount: Payment	Investment amount: Remittance	Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of June 30, 2002	Accumulated remittance
Shanghai President Enterprises Live-stock Food Co., Ltd.	Animal feeds, food	US$ 8,000	(Note 1)	US$ 6,077.5	$ –	$ –	US$6,077.5	78.25%	(RMB$ 3,473) (Note 2)	RMB$ 8,716	–
Xinjiang President Enterprises Food Co., Ltd.	Tomato products, soft drinks, food	US 15,500	(Note 1)	US 13,077	–	–	US 13,077	100.00%	RMB 1,572 (Note 2)	RMB 46,309	–
Beijing President Food Co., Ltd.	Instant noodles	US 12,400	(Note 1)	US 3,828	–	–	US 3,828	55.00%	RMB 1,434 (Note 2)	RMB 99,808	–
Tianjing President Enterprises Food Co., Ltd.	Flour, instant noodles	US 15,210	(Note 1)	US 13,207.4	–	–	US 13,207.4	94.49%	(RMB 2,291) (Note 2)	RMB 56,868	–
Tianjing President International Food Co., Ltd.	Biscuits, food	US 12,450	(Note 1)	US 12,450	–	–	US 12,450	100.00%	(RMB 2,681) (Note 2)	RMB 14,981	–
Chengdu President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 20,000	(Note 1)	US 20,000	–	–	US 20,000	100.00%	RMB 31,313 (Note 2)	RMB 191,283	–
Kunshan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 40,000	(Note 1)	US 40,000	–	–	US 40,000	100.00%	RMB 33,440 (Note 2)	RMB 444,348	–
Wuhan President Enterprises Food Co., Ltd.	Meat, instant noodles, soft drinks, food	US 24,200	(Note 1)	US 26,440	–	–	US 26,440	100.00%	RMB 23,397 (Note 2)	RMB 322,225	–
Meishan President Feed & Oil Co., Ltd. (Note4)	Animal feeds, vegetable oil	US 10,000	(Note 1)	US 9,400	–	–	US 9,400	100.00%	(RMB 3,319) (Note 2)	RMB 73,663	–

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of June 30, 2002	Accumulated remittance
					Payment	Remittance					
Guangazhou President Enterprises Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US$ 48,000	(Note 1)	US$ 48,000	$ —	$ —	US$ 48,000	100.00%	RMB$ 21,626 (Note 2)	RMB$ 202,363	—
Shenyang President Enterprises Corp.	Instant noodles, soft drinks, diary products, food	US 19,900	(Note 1)	US 15,000	—	—	US 15,000	100.00%	(RMB 1,407) (Note 2)	RMB 176,023	—
Zhongshan President Enterprises Co., Ltd.	Marine products, livestocks pets food	US 12,000	(Note 1)	US 12,000	—	—	US 12,000	100.00%	RMB 2,472 (Note 2)	RMB 113,219	—
Shanghai President International Food Co., Ltd.	Biscuits, bread	US 13,000	(Note 1)	US 13,000	—	—	US 13,000	100.00%	(RMB 3,708) (Note 2)	RMB 15,461	—
Ningbo Malting Co., Ltd.	Malt	US 16,000	(Note 1)	US 3,200	—	—	US 3,200	20.00%	RMB 64 (Note 2)	RMB 5,411	—
Zhangjiagang President Nisshin Food Co., Ltd.	Fats, feed, flour	US 17,000	(Note 1)	US 10,200	—	—	US 10,200	60.00%	RMB 181 (Note 2)	RMB 76,988	—
Zhuhai Kirin President Brewery Co., Ltd.	Beers, mineral water	US 74,000	(Note 1)	US 22,200	—	—	US 22,200	30.00%	RMB 3,481 (Note 2)	RMB 202,669	—
Jiafu (Tianjing) International Trading Co., Ltd.	Hypermarket	US 12,000	(Note 1)	US 5,400	—	—	US 5,400	45.00%	(RMB 358) (Note 2)	RMB 45,269	—
Chongqing carrefour Hypermarket Chainstore Co., Ltd.	Hypermarket	US 29,320	(Note 1)	US 13,191	—	—	US 13,191	45.00%	RMB 6,017 (Note 2)	RMB 92,508	—
Guangazhou President Convenience Stores Co., Ltd.	Warehouse & wholesale	US 8,400	(Note 1)	US 3,780	—	—	US 3,780	45.00%	— (Note 2)	RMB 26,744	—

Name of investee in Mainland China	Main activities of investee	Capital	Investment method	Beginning investment balance from Taiwan	Investment amount		Ending investment balance from Taiwan	Shares held by the Company (Direct or indirect)	Investment gain (loss)	Investment amount as of June 30, 2002	Accumulated remittance
					Payment	Remittance					
President Enterprises (China) Investment Co., Ltd.	Investment	US$248, 160	(Note 1)	US$ —	$ —	$ —	$ —	100. 00%	RMB$ 88, 698 (Note 2)	RMB$ 2, 527, 278	—
Qingdao President Feed & Livestock Co., Ltd.	Animal feeds, livestock	US 15, 000	(Note 1)	US 12, 000	—	—	US 12, 000	80. 00%	(RMB 3, 810) (Note 2)	RMB 82, 591	—
Hefei President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 10, 000	(Note 1)	US 10, 000	—	—	US 10, 000	100. 00%	RMB 6, 425 (Note 2)	RMB 87, 335	—
Harbin President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 15, 000	(Note 1)	US 15, 000	—	—	US 15, 000	100. 00%	(RMB 9, 532) (Note 2)	RMB 105, 966	—
President Enterprises (China) Finance Co., Ltd.(Note3)	Financing	US 1,000	(Note 1)	—	—	—	—	100. 00%	—	—	—
Guangzhou Wang Sheng Industrial Co., Ltd.	Manufacturing processing and sales of foods	RMB 5, 000	(Note 1)	—	—	—	—	100. 00%	RMB 1 (Note 2)	RMB 1, 011	—
Nanchang President Enterprises Co., Ltd.	Instant noodles, soft drinks, diary products	US 5, 437	(Note 1)	—	—	—	—	100. 00%	(RMB 759) (Note 2)	RMB 43, 001	—
Cargill-President (Donguan) Feed Protein Techology Co., Ltd.	Animal feeds	US 16, 000	(Note 1)	US 50	US 7, 950	—	US 8, 000	50. 00%	(RMB 2, 027) (Note 2)	RMB 63, 415	—
Beijing President Drinks & Food Co., Ltd.	Instant noodles, soft drinks, diary products, food	US 7, 500	(Note 1)	—	—	—	—	100. 00%	RMB 3, 150 (Note 2)	RMB 65, 257	—
President Fuche (Qingdo) Co., Ltd.	Manufacturing of eggs products, agricultural products, marine products and livestock products	US 1, 000	(Note 1)	—	—	—	—	50. 00%	— (Note 2)	RMB 4, 138	—
Kushan Sanwa Food Industry Co., Ltd.	flavoring	US 1, 200	(Note 1)	US 180	—	—	US 180	15. 00%	—	RMB 1, 489	—

B. The ceiling amount of investment in Mainland China.(Units in thousands of currencies indicated)

Accumulated investment balance from Taiwan to Mainland China	Amount approved by MOEA	The ceiling amount approved by MOEA of investment in Mainland China
$ 11,270,486(Note5) (US 335,630.9)	US$ 345,377.5	$ 9,500,288

(Note 1) Indirect investments in PRC through existing companies located in the third area.

(Note 2) Recognized based on unreviewed financial statements for the three months ended June, 2002 of each entity.

(Note 3) In the preparatory, no remittance of any capital.

(Note 4) Orignal named Leshan President Feed & oil Co., Ltd.

(Note 5) Calculate at the rate of $33.58 (U/S dollars to NT dollar), it were $9,495,537 at the exchange when approved by MOEA.

3. The direct or indirect transactions through third area company with investees in Mainland China.

(1) Purchases

The third area company	Name of investees in Mainland China	2002
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 43,239
Uni-President International (HK) Co., Ltd.	Guangzhou President Enterprises Co., Ltd.	822
		$ 44,061

The terms of transaction were the same as to general customers.

(2) Sales

The third area company	Name of investees in Mainland China	2002
Nella Limited	Fuchou President Enterprises Co., Ltd.	$ 54,505
	Nanchagn President Enterprises Co., Ltd.	48,315
	Beijing President Drinks & Food Co., Ltd.	39,964
	Chengdu President Enterprises Food Co., Ltd.	34,480
	Guangzhou President Enterprises Co., Ltd.	29,424
	Hefei President Enterprises Co., Ltd.	27,155
	Others	21,316
		$ 255,159

The terms of transaction were the same as to general customers.

(3) Property transaction

The third area company	Name of investees in Mainland China	2002 Selling price	2002 Book value	2002 Gain
Nella Limited	President Enterprises (China) Investment Co., Ltd.	$ 25, 265	$ 25, 265	$ −

The Company sold property at negotiated price.

(4) Accounts receivable

The third area company	Name of investees in Mainland China	June 30, 2002
Hong Kong President Holdings Ltd.	Fuchou President Enterprises Co., Ltd.	$ 53, 429
	Chengdu President Enterprises Food Co., Ltd.	33, 799
	Others	13, 141
		$ 100, 369

(5) Other receivables

The third area company	Name of investees in Mainland China	June 30, 2002
Hong Kong President Holdings Ltd.	President Enterprises (China) Investment Co., Ltd.	$ 24, 126
Grayman President Holdings Ltd.	Meishan President Feed & Oil Co.,	2, 549
		$ 26, 675

(6) Accounts payable

The third area company	Name of investees in Mainland China	June 30, 2002
Nella Limited	Xinjiang President Enterprises Food Co., Ltd.	$ 14,103
Uni-President International (HK) Co., Ltd.	Guangazhou President Enterprises Food Co., Ltd.	403
		$ 14,506

(7) Endorsement, guarantee and security (Units: in thousands of US dollars)

The third area company	Name of investees in Mainland China	June 30, 2002
President International Trade & Investment Corp.	Tianjing President International Food Co., Ltd.	$ 1,210
Cayman President Holdings Ltd.	Tianjing President Enterprises Food Co., Ltd.	600
	Xinjiang President Enterprises Food Co., Ltd.	500
		1,100
		$ 2,310

(8) Other events having significant effects on current gain or loss and financial condition: None.

Note 12. Financial information disclosures for industry segments was not available for interim report.